Filed Pursuant to Rule 424(b)(4)
Registration No. 333-141932

PROSPECTUS

720,000 Shares

7.25% Series A

Noncumulative Convertible Perpetual Preferred Stock

We are offering 720,000 shares of our 7.25% Series A Noncumulative Convertible Perpetual Preferred Stock, which we refer to in this prospectus as the “Series A Preferred Stock.” The annual dividend on each share of our Series A Preferred Stock is $1.8125 and is payable quarterly in cash, when, as and if declared, on the last day of March, June, September and December, commencing September 30, 2007. If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and the undeclared or unpaid dividend will not accumulate.

Each share of our Series A Preferred Stock will be convertible at your option at any time, unless previously redeemed, into shares of our common stock at an initial conversion price of $17.50, per share of common stock, which may be adjusted as described in this prospectus. The number of shares of common stock issuable upon conversion of each share of Series A Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest.

The shares of Series A Preferred Stock are redeemable by us for cash at $26.50 per share, plus declared and unpaid dividends, if any, on or after the third anniversary of the date of issuance of the Series A Preferred Stock, with the redemption price declining in equal increments on a quarterly basis to $25.00 per share on or after the fifth anniversary of the date of issuance of the Series A Preferred Stock. The Series A Preferred Stock is also redeemable by us prior to that date, in whole or in part, at the $25.00 redemption price, if the last reported sale of our common stock equals or exceeds 140% of the Series A Preferred Stock conversion price for at least 20 consecutive trading days.

All shares of our common stock issued upon conversion of the Series A Preferred Stock will be freely tradeable without restriction under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates.”

We have requested that quotations for the Series A Preferred Stock be made on the OTC Bulletin Board. Our common stock is currently quoted and traded on the NASDAQ Global Market under the symbol “FNSC.” The last reported sale price of our common stock on the NASDAQ Global Market on July 2, 2007 was $14.74.

Investing in our Series A Preferred Stock involves risks. See “ Risk Factors” beginning on page 10 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to public	$25.00	$18,000,000
Underwriting discount	$1.50	$1,080,000
Proceeds to us, before expenses	$23.50	$16,920,000

We have granted Keefe, Bruyette & Woods, Inc., the underwriter for this offering, an option to purchase up to 108,000 additional shares of our Series A Preferred Stock at the public offering price, less the underwriting discount, to cover over-allotments, if any. The underwriter may exercise this option at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of Series A Preferred Stock to purchasers on or about July 9, 2007, subject to customary closing conditions.

Keefe, Bruyette & Woods

The date of this prospectus is July 2, 2007

FIRST NATIONAL®
BANCSHARES, INC.

Charlotte
Spartanburg
Greenville
Atlanta
Columbia
Augusta
Charleston
Savannah
Rock Hill
Spartanburg
Greenville
85
326
26
77
20
Columbia
20
26
95
Charleston
Corporate Headquarters and Full Service Branch
Full Service Branch
Pending Full Service Branch*
Loan Production Office

*FNSC has received OCC approval for the pending branch.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell our Series A Preferred Stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Series A Preferred Stock. Our business, financial condition and results of operations may have changed since that time. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of Series A Preferred Stock to cover over-allotments.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and banking markets in South Carolina. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Series A Preferred Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to the “company” “we,” “us,” and “our” refer to First National Bancshares, Inc. and its subsidiary, First National Bank of the South (operating in Spartanburg under the name First National Bank of Spartanburg), on a consolidated basis, unless the context requires otherwise.

i

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, before making a decision to invest in our Series A Preferred Stock, you should read carefully the more detailed information set forth in this prospectus and our financial statements and related notes, and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless otherwise noted, all financial information, operating statistics, and ratios in this prospectus are based on accounting principles generally accepted as applied in the United States, which we also refer to as GAAP.

First National Bancshares, Inc.

We are a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association. We operate under a traditional community banking model, with a particular focus on commercial real estate and small business lending. We commenced banking operations in March 2000 in Spartanburg, South Carolina, where we operate three full-service branches under the name First National Bank of Spartanburg. Since 2003, we have expanded into the following four additional counties across the state of South Carolina under the name First National Bank of the South:

•

Charleston County—We have operated a full-service branch in Mount Pleasant since October 2005. We opened our second full-service branch in this market along with our new Charleston market headquarters in downtown Charleston in April 2007. We have operated a loan production office on Daniel Island since January 2006.

•

Greenville County—We opened a full service branch in Greenville County in a temporary location in October 2006 and moved to a permanent location in June 2007. This permanent location now serves as our new Greenville market headquarters. We plan to open our second full-service branch in this market in the city of Greer, located between the cities of Spartanburg and Greenville, in the summer of 2007.

•	Richland County—We have operated a loan production office in the city of Columbia since January 2006.

•	York County—We opened a loan production office in Rock Hill in February 2007.

We offer trust and investment management services to our customers through our strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. We also operate a small business lending division based in Greenville under the name First National Business Capital that provides small business lending services under the United States Small Business Administration’s (“SBA”) loan programs to customers primarily in the Carolinas and Georgia. In addition, we operate a wholesale mortgage division that offers a wide variety of conforming and non-conforming residential mortgage programs with fixed and variable rate options, as well as FHA/VA and construction/permanent mortgage products to its customers, which include other community banks and mortgage brokers who are located primarily in South Carolina.

We have grown rapidly during our seven years of operation while developing the infrastructure to support our future growth and expansion objectives and implementing a strong credit culture. Specifically, from December 31, 2002 to March 31, 2007, we have:

•	increased total assets from $139.2 million to $508.5 million, a compound annual growth rate of 35.6%;

•	increased total loans from $93.1 million to $416.9 million, a compound annual growth rate of 42.3%; and

•	increased total deposits from $119.7 million to $408.7 million, a compound annual growth rate of 33.5%.

•

In addition, we have expanded our footprint from three full-service locations in Spartanburg County to six full-service locations and three loan production offices in five counties across the state of South Carolina.

For the three months ended March 31, 2007, our net income was $852,000, or $0.19 per diluted share, which represents increases of 22.2% and 18.8%, respectively, over the same period in 2006. For the year ended

December 31, 2006, our net income was $4.05 million or $0.94 per diluted share. These earnings represent increases of 42.9% and 28.8%, respectively, over the same period in 2005. Our returns on average assets and shareholders’ equity for the year ended December 31, 2006 were 1.05% and 16.82%, respectively. In addition, our ratio of non-performing assets to total assets was 0.10% as of December 31, 2006.

Growth Strategy

We have developed a community banking strategy that focuses on providing responsive and personalized service to our consumer and commercial customers. We intend to grow our business, increase profitability and build shareholder value by employing the following strategies:

•

Deliver superior community banking service.    We emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve. We retain key executives in each of our markets with local expertise and strong ties to the community. Additionally, we intend to create regional boards comprised of local business and community leaders in each of our markets. We currently have a regional board in Charleston and are in the process of forming one in Greenville. The regional boards are designed to assist the market executives so that we consistently improve and maximize our customer service and presence in the communities we serve.

•

Maintain excellent asset quality.    We consider credit quality to be of primary importance and we seek to maintain excellent asset quality through a strong credit culture, extensive underwriting procedures and comprehensive loan review. We have developed an operations infrastructure, which we believe will support our growth and expansion plans without sacrificing credit quality. Our continued focus on excellent asset quality has resulted in a consistently low level of net charge-offs with a ratio of net charge-offs to average total loans of 0.02% for the quarter ended March 31, 2007.

•

Expand into high growth markets.    We pursue growth by expanding into attractive markets based on our analysis of demographic and competitive data. Our strategy is to identify experienced bankers in each target market who share our philosophies on banking and possess significant ties to the community. We then enter the market through a loan production office. Once there is a sufficient customer base, we convert the loan production office to a full-service branch to further serve the market. We believe our expansion philosophy enables us to enter markets with less risk and operate more efficiently upon the opening of a full-service branch. In the past, we have not expanded through acquisition; however, we may consider select bank and non-bank (e.g. brokerage and insurance) acquisitions in the future.

•

Build our core deposit base.    We intend to decrease our reliance on non-core funding sources such as wholesale certificates of deposit through the conversion of loan production offices into full-service branches. While building a core deposit base takes time, we have experienced considerable success by following this model. For example, since converting our Mount Pleasant loan production office, which opened in October 2005, into a full-service branch in October 2006, we have grown deposits at that location to match the level of loans outstanding at that location. Our goal is to be in the top five institutions in deposit market share in each of our markets.

•

Enhance current banking operations by diversifying revenue mix.    We seek to provide a broad range of products to better serve our customers, while also increasing noninterest income as a percentage of our gross income (net interest income plus noninterest income). We offer trust and investment management services through a strategic alliance with Colonial Trust Company. We also operate a small business lending division based in Greenville under the name First National Business Capital which originates SBA loans and then sells the guaranteed portion of these loans in the secondary market. Additionally, in January 2007, we opened a wholesale mortgage division to originate residential real estate mortgage loans through other community banks and mortgage brokers and then sell them in the secondary market. We believe that these efforts will increase our noninterest income in the future.

Market Areas

To better execute our strategic plan for growth and expansion, we have organized our banking operations into four geographic regions:

•	Spartanburg Region;

•	Eastern Region;

•	Western Region; and

•	Northern Region.

The Spartanburg Region serves as the backbone and support center for our expanding branch network. Our corporate headquarters is located in the Spartanburg Region, along with three full-service branches. In our other regions, we conduct our banking operations in selected market areas which meet the criteria in our business plan. Although we have centralized our back office operations and support services in the Spartanburg Region, we operate a network of full-service branches and loan production offices in each market around a market headquarters facility. In addition, we regularly evaluate other high-growth market areas to further expand our asset base and branch network.

Spartanburg Region

Our primary market area is Spartanburg County, which is located in the upstate region of South Carolina between Atlanta and Charlotte on the I-85 business corridor. We currently serve this market through three full-service branches and have a deposit market share of 9.47% in Spartanburg County as of June 30, 2006, according to the Federal Deposit Insurance Corporation (“FDIC”). According to SNL Financial LC (“SNL”), as of July 1, 2006, Spartanburg County’s estimated population totaled 271,347 residents and is expected to increase 4.89% from 2006 to 2011. According to the Spartanburg Area Chamber of Commerce, more than 90 international firms, representing 15 nations, conduct business in the Spartanburg County business community. BMW’s North American assembly plant in Spartanburg began production in September 1995 and is now the sole producer of the Z4 roadster and coupe and the X5 sports activity vehicle. Spartanburg is also home to many domestic corporations, including Milliken & Co., Denny’s, QS/1 and Advance America. We believe that Spartanburg has a strong economic environment that will continue to support the community and our business in the future.

Eastern Region

Our Eastern Region reaches from the state capital of Columbia, in Richland County, to historic Charleston, and will also encompass our future expansion into other coastal areas of South Carolina. We operate two full-service branches and a loan production office in the fast-growing Charleston market: one branch in Mount Pleasant, and a second branch in historic downtown Charleston and a loan production office on Daniel Island. The downtown location also serves as our headquarters for the Charleston market area. In January 2006, we opened a loan production office in Columbia. We anticipate identifying experienced bankers in this market area in the near future to expand our current lending capabilities into full-service banking operations. According to SNL, Charleston and Richland Counties had populations of 342,194 and 351,207, respectively, as of July 1, 2006, and are expected to grow 8.79% and 6.57%, respectively, from 2006 to 2011. As of June 30, 2006, the FDIC reports there are approximately $6.47 billion and $7.93 billion in deposits in Charleston and Richland Counties, respectively. These markets have benefited from substantial investment in recent years. The Charleston Regional Development Alliance reports that since 1995, new and expanding companies invested more than $5 billion in the region. The South Carolina Department of Commerce reports that Richland County has attracted over $442.0 million in capital investment since 2000.

Western Region

Our Western Region stretches from Spartanburg to the Georgia border along South Carolina’s I-85 corridor. We operated a full-service branch at a temporary location in Greenville from October 2006 until June 2007. We opened our permanent branch and market headquarters on Pelham Road in June 2007. We have also received regulatory approval and plan to open a full-service branch in the city of Greer in the summer of 2007. Greenville County is the most populous county in the state with a population of 411,904 as of July 1, 2006 and its population is expected to grow 6.44% from 2006 to 2011. As of June 30, 2006, deposits in Greenville County totaled $8.40 billion according to the FDIC.

Northern Region

In February 2007, we opened our Rock Hill loan production office which began our entry into the Northern Region, which includes growing York and Lancaster Counties and the attractive suburbs south of Charlotte, North Carolina. According to SNL, York and Lancaster Counties had populations of 198,269 and 65,083, respectively, and as of July 1, 2006, are expected to grow 16.68% and 4.77%, respectively, from 2006 to 2011. York and Lancaster Counties had combined deposits of $2.10 billion as of June 30, 2006 according to the FDIC. Consistent with our growth strategy of converting loan production offices to full-service branches, we expect to seek regulatory approval to convert our existing loan production office in Rock Hill to a full-service branch.

Senior Leadership

We have assembled a management team consisting of experienced bankers who have close ties to, and are actively involved in, the communities in which we operate. We believe having a strong management team is critical to our community-oriented banking focus. We have appointed an officer to each region, other than the Spartanburg Region, to oversee each region’s banking and business development activities and to assist our executive management team in evaluating market areas within the region for growth and expansion opportunities. These regional officers also serve as the liaison to their region’s business community and function as the primary point of contact for the local regional board members. Our senior management team consists of the following individuals:

Name (Age)	Title with the Bank	Years of Industry Experience	Previous Experience
Jerry L. Calvert (59)	President and Chief Executive Officer	33	CCB Financial Corp., Senior Vice President and Regional Manager
Kitty B. Payne (36)	Executive Vice President and Chief Financial Officer	14	KPMG LLP, Senior Tax Manager
Robert W. Murdoch, Jr. (62)	Executive Vice President and Retail Banking Manager	35	First United Bancorp, Vice President and Executive Officer
David H. Zabriskie (45)	Executive Vice President and Chief Lending Officer	18	OCC and OTS, Bank Examiner; CCB Financial Corp., 2nd Vice President and Commercial Lending Manager
Robert L. Whittemore (48)	Regional Executive Officer, Eastern Region	12	Wachovia Corporation, Senior Vice President and Senior Relationship Manager
Barry D. Starling (50)	Regional Executive Officer, Western Region	21	CCB Financial Corp., Senior Vice President of Commercial Lending; BB&T Corp., Vice President and Senior Commercial Real Estate Lending Officer
Richard A. Manley (49)	Regional Executive Officer, Northern Region	26	First Charter Corporation, Chief Banking Officer

Recent Developments

On June 15, 2007, we issued a press release announcing our current estimate for earnings per diluted share of $0.17 to $0.19 for the quarter ending June 30, 2007. We also reported that one of our commercial real estate loan relationships totaling approximately $1.4 million was recently placed on nonaccrual status. While this increased our nonperforming assets to approximately $5.4 million, we resolved two loans prior to June 30, 2007 totaling approximately $1.08 million that were previously reported as nonperforming assets. We refinanced these loans to a new borrower that meets the bank’s credit underwriting requirements. These loans were resolved prior to the end of the quarter, as expected, and our nonperforming assets increased to approximately $4.4 million as of June 30, 2007 from $3.8 million as of March 31, 2007.

Corporate Information

Our principal executive offices are located at 215 North Pine Street, Spartanburg, South Carolina 29302. Our telephone number is (864) 948-9001. Our website is www.firstnational-online.com. Information on our website is not incorporated herein by reference and is not part of this prospectus.

The Offering

Preferred stock offered	720,000 shares of Series A Preferred Stock (828,000 shares if the underwriter exercises its over-allotment option in full)

Price per share	$25.00

Dividends

7.25% per annum, which is equivalent to $1.8125 per annum per share. Dividends are payable quarterly, when, as and if declared, on the last day of March, June, September and December of each year, commencing September 30, 2007. Dividends are noncumulative and are payable if, when and as authorized by our board of directors. Therefore, if no dividend is declared by our board of directors on the Series A Preferred Stock for a quarterly dividend period, holders will have no right to receive a dividend for that period, whether or not dividends are declared for any subsequent period. Dividends may not be paid on our common stock or any other capital security which ranks junior to the Series A Preferred Stock for any dividend period until full dividends with respect to the Series A Preferred Stock have been declared and paid or set apart for payment.

Liquidation Preference	$25.00 per share plus declared and unpaid dividends for the then-current dividend period, if any.

Conversion

Convertible at any time into shares of our common stock at an initial conversion price of $17.50 per share of common stock, subject to adjustment. This conversion price is also subject to anti-dilution adjustments upon the occurrence of certain events. The number of shares of common stock issuable upon conversion of each share of Series A Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest. All shares of our common stock issued upon any conversion of the Series A Preferred Stock will be freely tradeable without restriction under the Securities Act of 1933, except for shares purchased by our “affiliates.”

Common stock outstanding(1)	3,695,822 shares as of June 8, 2007.

Redemption

The Series A Preferred Stock is redeemable at our option at any time, in whole or in part, on and after the third anniversary of the issue date, at $26.50 per share, plus declared and unpaid dividends, if any, with the redemption price declining in equal increments on a quarterly basis to $25.00 per share on or after the fifth anniversary of the issue date. The Series A Preferred Stock is also redeemable by us prior to that date, in whole or in part, at the redemption price of $25.00 per share if the last reported sale price of our common stock has equaled or exceeded 140% of the Series A Preferred Stock conversion price for at least 20 consecutive trading days.

Ranking

The Series A Preferred Stock will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to each class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock; (iii) on a parity with each other class of our capital stock or series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series A Preferred Stock; and (iv) senior to all classes of our common stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A Preferred Stock.

Voting

Except as otherwise required by South Carolina law, a holder of Series A Preferred Stock will only be entitled to vote separately as a class in connection with certain corporate events or actions. Specifically, the consent of the holders of at least two-thirds of the Series A Preferred Stock, voting as a class, is required to (i) amend, alter, repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Designation in a manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series A Preferred stock or (ii) create, authorize, issue or increase the authorized or issued amount of any class or series of equity securities that is senior to or on parity with the Series A Preferred Stock as to dividend rights, or rights upon our liquidation, dissolution or winding-up, provided that the consent of the holders of the Series A Preferred Stock will not be required in connection with the creation, authorization or issuance of equity securities which are on parity with the Series A Preferred Stock as to dividend rights, or rights upon liquidation, dissolution or winding up, unless such equity securities have cumulative dividend rights.

Net proceeds

The net proceeds of this offering will be approximately $16.4 million, assuming an offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, without giving effect to the underwriter’s over-allotment option.

Use of proceeds

We plan to use the net proceeds from this offering to repay approximately $5 million outstanding under our revolving line of credit with a correspondent bank, as well as for general corporate purposes, including expansion of our branch network. See “Use of Proceeds” on page 23.

Tax consequences

Material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series A Preferred Stock and common stock issued upon its conversion are described in “Material Federal U.S. Income Tax Considerations.” Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our Series A Preferred Stock and common stock issued upon its conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Proposed OTC Bulletin Board symbol	The OTC Bulletin Board will assign a symbol for the Series A Preferred Stock which should be available at closing.

(1)	The number of shares outstanding excludes an aggregate of 459,351 shares reserved for issuance under our 2000 Stock Incentive Plan, of which options to purchase 299,598 shares at a weighted average exercise price of $6.94 had been granted and remained outstanding as of May 18, 2007. It also excludes an aggregate of 697,533 shares reserved for issuance under warrants issued to our organizing directors to compensate them for the risks associated with the formation of our bank that are outstanding as of May 18, 2007.

Risk Factors

Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 10, for a discussion of the risks related to an investment in our Series A Preferred Stock.

Summary Consolidated Financial Data

Our summary consolidated financial data is presented below as of and for the three months ended March 31, 2007 and 2006 and as of and for the years ended December 31, 2002 through December 31, 2006. The summary consolidated financial data presented below as of or for the years ended December 31, 2002 through 2006 are derived from our audited consolidated financial statements, which were audited by Elliott Davis, LLC. Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the years in the three year period ended December 31, 2006 are included elsewhere in this prospectus. Our selected consolidated financial data as of and for the three months ended March 31, 2007 and 2006 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2007. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data:
Assets	$508,511	$359,181	$465,382	$328,679	$236,344	$180,663	$139,224
Investment securities	65,529	46,178	63,374	45,151	36,165	36,174	20,560
Loans(1)	416,886	287,987	379,490	251,405	188,508	130,421	93,106
Allowance for loan losses	4,119	3,014	3,795	2,719	2,259	1,630	1,164
Deposits	408,678	294,352	376,701	271,695	191,811	154,733	119,719
FHLB advances and other borrowed funds	54,780	26,415	45,446	26,612	23,078	9,500	7,000
Junior subordinated debentures	13,403	13,403	13,403	6,186	6,186	3,093	—
Shareholders’ equity	27,795	22,745	26,990	22,029	13,912	12,228	11,544

Summary Results of Operations Data:
Interest income	$8,895	$5,860	$28,886	$17,341	$10,424	$7,596	$6,011
Interest expense	4,939	2,855	14,725	7,830	3,912	3,026	2,475

Net interest income	3,956	3,005	14,161	9,511	6,512	4,570	3,536
Provision for loan losses	339	343	1,192	594	679	518	418

Net interest income after provision for loan losses	3,617	2,662	12,969	8,917	5,833	4,051	3,118
Noninterest income	666	517	2,079	1,855	1,771	1,378	842
Noninterest expense	2,972	2,127	8,901	6,476	4,966	4,087	3,365

Income before taxes	1,311	1,052	6,147	4,296	2,638	1,342	595
Income tax expense	459	355	2,095	1,461	823	426	—

Net income	$852	$697	$4,052	$2,835	$1,815	$916	$595

Per Share Data:(2)
Net income, basic	$0.23	$0.20	$1.12	$0.90	$0.59	$0.30	$0.20
Net income, diluted	0.19	0.16	0.94	0.73	0.49	0.26	0.18
Book value	7.52	6.80	7.29	6.21	4.53	3.99	3.77

Weighted Average Number of Shares Outstanding:
Basic	3,697	3,563	3,615	3,142	3,067	3,067	3,064
Diluted	4,411	4,391	4,325	3,934	3,729	3,444	3,326

Performance Ratios:
Return on average assets	0.72%	0.82%	1.05%	1.01%	0.87%	0.58%	0.56%
Return on average equity	12.44%	12.34%	16.82%	17.72%	13.87%	7.68%	5.33%
Net interest margin	3.45%	3.66%	3.79%	3.53%	3.26%	3.05%	3.49%
Efficiency ratio(3)	64.32%	60.37%	54.81%	56.98%	59.94%	68.72%	76.86%

Asset Quality Ratios:
Nonperforming loans to total loans(1)(4)(5)	0.95%	0.12%	0.13%	0.14%	0.03%	0.20%	0.00%
Nonperforming loans to total assets(4)	0.75%	0.10%	0.10%	0.11%	0.02%	0.14%	0.00%
Net charge-offs to average total loans(1)(5)	0.02%	0.07%	0.04%	0.06%	0.03%	0.05%	0.07%
Allowance for loan losses to nonperforming loans(4)	107.60%	863.61%	795.60%	779.08%	4,608.16%	634.24%	n/m (6)
Allowance for loan losses to total loans(1)(5)	1.02%	1.05%	1.00%	1.08%	1.20%	1.25%	1.25%

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)

Capital Ratios:(7)
Equity to Assets(8)	5.47%	6.33%	5.80%	6.71%	5.89%	6.77%	8.29%
Leverage ratio	7.93%	8.37%	9.02%	9.09%	7.90%	8.65%	—	(9)
Tier 1 risk-based capital ratio	9.05%	10.69%	8.94%	11.92%	10.04%	11.64%	—	(9)
Total risk-based capital ratio	10.91%	13.94%	11.13%	13.16%	12.21%	12.91%	—	(9)

(1)	Total loans include nonperforming loans.
(2)	Adjusted for all years presented giving retroactive effect to the 3-for-2 common stock splits distributed on March 1, 2004 and January 18, 2006, and a 6% stock dividend distributed on May 16, 2006 and a 7% stock dividend distributed on March 30, 2007.
(3)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4)	Nonperforming loans include nonaccrual loans and past due loans in excess of ninety days and other real estate owned.
(5)	Total loans does not include loans held for sale.
(6)	Not a meaningful measurement because we did not have any nonperforming loans.
(7)	Capital ratios are presented as reported in the regulatory filing for the most recent quarter for the period indicated.
(8)	Calculated based on amounts as of end of period.
(9)	Regulatory capital ratios were not applicable to us during 2002 because we had less than $150 million in assets as of the end of the period indicated.

RISK FACTORS

An investment in shares of our Series A Preferred Stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. The value or market price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Business

Our decisions regarding credit risk may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed our loan loss reserves. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory limits, in certain circumstances we have made loans that exceed either our internal underwriting guidelines, supervisory limits, or both. As of March 31, 2007, approximately $16.5 million, or approximately 3.97%, of our loans, net of unearned income, had loan-to-value ratios that exceeded regulatory supervisory limits. We generally consider making such loans only after taking into account the financial strength of the borrower. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory limits, our internal guidelines, or both could increase the risk of delinquencies or defaults in our portfolio. Any such delinquencies or defaults could have an adverse effect on our results of operations and financial condition.

We have a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect our business, financial condition, and results of operations.

As of March 31, 2007, we had approximately $271.0 million in loans outstanding to borrowers in the commercial real estate industry, representing approximately 65.0% of our total loans outstanding as of that date. The real estate consists primarily of owner-occupied properties, warehouse and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans may result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 77.4%, or $118.3 million, since December 31, 2005. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

We have a high concentration of construction and development loans in our loan portfolio which carry a higher degree of risk than long-term financing of existing properties.

As of March 31, 2007, total construction and development loans amounted to $143.0 million, or 34.3%, of our total loan portfolio. Included in the $143.0 million was $18.0 million outstanding under construction loan facilities, or 12.6% of our construction and development loan portfolio, that were made to commercial construction developers. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	rising interest rates that may prevent sale of the property; and

•	failure to sell completed projects or units in a timely manner.

The occurrence of any of the preceding risks could result in the deterioration of one or more of these loans which could significantly increase our percentage of non-performing assets. An increase in non-performing loans may result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We intend to expand our banking network over the next several years, not just in our current market areas of Spartanburg, Charleston, Greenville, Columbia, and Rock Hill but also in other fast-growing markets throughout South Carolina, and in contiguous states. We believe that to expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new branches effectively and in a timely manner would limit our growth and could materially adversely affect our business, financial condition, and results of operations.

We depend on key individuals, and the unexpected loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Jerry L. Calvert, our president and chief executive officer, has substantial experience with our operations and has contributed significantly to our growth since our founding. If we lose Mr. Calvert’s services, he would be difficult to replace and our business and development could be materially and adversely affected. Our success is dependent on the personal contacts and local experience of Mr. Calvert and other key management personnel in each of our market areas. Our success also depends on our continued ability to attract and retain experienced loan originators, as well as our ability to retain our current key executive management personnel, including our chief financial officer, Kitty B. Payne, our retail banking manager, Robert W. Murdoch, Jr., and our chief lending officer, David H. Zabriskie. We have entered into employment agreements with each of these executive officers. The existence of such agreements, however does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of any of these key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

Our business strategy includes the continuation and successful management of significant growth, and if we fail to grow or fail to manage our growth effectively as we pursue our strategy, it could negatively affect our business, financial condition, and results of operations.

We intend to continue developing our business by pursuing a significant growth strategy primarily centered around our branching strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. In order to execute our growth strategy successfully, we must, among other things, continue our loan growth, improve our profitability and utilize technology to enhance our customer service and maximize deposit growth. In addition, our ability to successfully grow will depend on the continued availability of desirable business opportunities, our ability to attract and retain highly qualified employees, and the competitive responses from other financial institutions in our market. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for highly qualified banking professionals is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them. If we are unable to hire additional employees or if we are unable to retain our current employees, our staffing levels will be insufficient to support our planned growth, and our business, financial condition, and results of operations would be adversely affected.

We may not be able to expand our market presence in our existing markets or successfully enter new markets or guarantee that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition and results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

The building of market share through our de novo branching strategy could cause our expenses to increase faster than our revenues.

We intend to continue to build market share through our de novo branching strategy. In addition, we opened a new branch in downtown Charleston in April 2007 and relocated our Greenville branch, which originally opened in October 2006, to a permanent location at our new Greenville market headquarters in June 2007. We have received regulatory approval to open a new branch in Greer, South Carolina, which we intend to open in the summer of 2007. We may identify other branch locations and request approval from our banking regulators to open a full-service branch. There are considerable costs involved in opening branches. New branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least one year or more. Accordingly, our new branches can be expected to negatively impact our earnings for some period of time until they reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. In addition, we may be unable to open any additional branches and, if we open these branches, they may not be profitable.

We will face risks with respect to future expansion.

Our strategy is to increase the size of our franchise by expanding into new markets or lines of business and offering new products or services by aggressively pursuing business development opportunities. These activities involve a number of risks, including:

•

taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new branches, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in the diversion of management’s attention from the operation of our existing business;

•	creating an adverse short-term effect on our results of operations; and

•	time and expense of evaluating, selecting, and introducing new products and services into our business.

We may not be successful in overcoming these risks or other problems encountered in connection with expansion activities and we can give no assurance that such expansion will result in the level of profits we seek. Our inability to overcome these risks could have a material adverse effect on our ability to achieve our business strategy and on our financial condition and results of operations.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

•	an ongoing review of the quality, mix, and size of our overall loan portfolio;

•	our historical loan loss experience;

•	evaluation of economic conditions;

•	regular reviews of loan delinquencies and loan portfolio quality; and

•	the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning. As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our loan growth, which may affect our short-term earnings.

Federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

We could sustain losses from a decline in credit quality.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if borrowers, guarantors, or related parties fail to perform in accordance with the terms of their loans or if we fail to detect or respond to deterioration in asset quality in a timely manner. Problems with credit quality or asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our business, financial condition, and results of operations.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Changes in interest rates and our ability to successfully manage interest rates may reduce our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest income from our interest-earning assets, such as loans and investment securities, and interest expense on our interest-bearing liabilities, such as deposits and borrowings. We believe that we are asset sensitive over a one-year time frame, which means that our net interest income will generally rise in higher interest rate environments and decline in lower interest rate environments. Our net interest income may be adversely affected if the market interest rate changes such that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. The Federal Reserve has increased interest rates 17 times for a total of 425 basis points since June 30, 2004. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, which could adversely affect our financial condition and results of operations. In addition, there are costs associated with our risk management techniques, and these costs could be material.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Fluctuations in interest rates are not predictable or controllable and therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will generally decline and in falling interest rate environments, loan repayment rates will likely increase. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume.

Our small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

We target the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions negatively impact these businesses in the markets in which we operate, our business, financial condition, and results of operations may be adversely affected.

An economic downturn, especially one affecting the market areas of Spartanburg, Charleston, Greenville, Rock Hill, or Columbia, could reduce our customer base, our level of deposits, and our demand for financial products such as loans.

Our success significantly depends upon the general economic conditions in our markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 90.6% of our interest income for the three months ended March 31, 2007. If an economic downturn occurs in the economy as a whole, or in the market areas of Spartanburg, Charleston, Greenville, Rock Hill, or Columbia, borrowers may be less likely to repay their loans as scheduled.

Moreover, the value and liquidity of real estate or other collateral that may secure our loans in our market areas could be adversely affected by an economic downturn. Real estate values in our market areas have risen substantially over the last several years. If the value of real estate decreases or does not continue to rise, our business could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies or markets. We often secure loans with real estate collateral. As of March 31, 2007, approximately 91% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our business, financial condition, and results of operations could be negatively affected. A general economic downturn, including a decline in the real estate market, could, therefore, result in losses that materially and adversely affect our business.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our loan losses could exceed our allowance for loan losses. In addition, our average loan size continues to increase and reliance on historic allowance for loan losses may not be adequate. Approximately 74% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or even grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to replicate our historical earnings growth as we continue to expand. Consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our business, financial condition, and results of operations may be adversely affected because a high percentage of our operating costs are fixed expenses.

Liquidity needs could adversely affect our financial condition and results of operations.

We rely on dividends from our bank subsidiary as our primary source of funds. The primary sources of funds of our bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the Officer of the Comptroller of the Currency (“OCC”), the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of branches. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. Our failure to remain “well capitalized” and “well managed” for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on our capital stock, and our ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and expand our business through opening new branch offices. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance with these laws and regulations could adversely affect our ability to operate profitably. See “Supervision and Regulation.” Moreover, as a regulated entity, we are subject to examination and supervision and can be requested by our regulators to implement changes to our operations. We have addressed areas of regulatory concern, including interest rate risk, through the adoption of board resolutions and improved policies and procedures.

Changes in federal laws could adversely affect our wholesale mortgage division.

Changes in federal laws regarding the oversight of mortgage brokers and lenders could adversely affect our ability to originate, finance, and sell our residential mortgage loans. The enactment of federal laws, such as licensing requirements for mortgage bankers, applicable to the types of mortgage loans we originate could increase our costs of operations and adversely affect our origination volume, which would negatively impact our business, financial condition, and results of operation.

We face strong competition for customers in our market areas, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract deposits.

The banking business is highly competitive and the level of competition facing it may increase further. We experience competition in our market areas from commercial banks, savings and loan associations, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. Competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, and Wachovia, with substantially greater access to capital and other resources. These institutions offer larger lending limits and some services, such as extensive and established branch networks, that we do not provide. In new markets that we enter, we will also compete against well-established community banks that have developed relationships within the community.

We may face a competitive disadvantage as a result of our relatively smaller size, lack of multi-state geographic diversification and inability to spread our marketing costs across a broader market. There is a risk that we will not be able to compete successfully with other financial institutions in our markets, and that we may have to pay higher interest rates as we have done in some of our marketing promotions in the past to attract deposits, resulting in reduced profitability. In addition to paying higher interest rates to attract deposits, we may find alternative funding sources to fund the growth in our loan portfolio. In 2006, deposit growth was not sufficient to fund our loan growth and we have used Federal Home Loan Bank advances, out-of-market time deposits, and principal and interest payments on available-for-sale securities to make up the difference. However, our borrowing ability is limited and we may be put in the position of choosing between slowing the growth of our loan portfolio or contraction in our net interest margin if we must pay higher rates for deposits and borrowings.

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. In the future, we may need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we issue additional equity capital, your interest would be diluted.

Efforts to comply with the Sarbanes-Oxley Act of 2002 will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission (“SEC”) that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs of completing our audit and the costs related to maintaining and certifying our internal controls, as a result of the Sarbanes-Oxley Act. We expect these new rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock and Series A Preferred Stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and our common stock could ultimately be delisted from The NASDAQ Global Market or our Series A Preferred Stock could no longer be quoted on the OTC Bulletin Board. In this event, the liquidity of our common stock and Series A Preferred Stock would be severely limited and the market price of those securities would likely decline significantly.

In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult and more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We may identify a material weakness or a significant deficiency in our internal control over financial reporting that may adversely affect our ability to properly account for non-routine transactions.

As we have grown and expanded, we have added, and expect to acquire or continue to add, businesses and other activities that complement our core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can influence management’s internal control system. While we make every effort to thoroughly understand any new activity or acquired entity’s business process, our planning for proper integration into our company can give no assurance that we will not encounter operational and financial reporting difficulties impacting our internal control over financial reporting.

We will face risks with respect to future acquisitions or mergers.

Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions as a part of our growth and expansion strategy. Risks of these activities include the following:

•	difficulties and expense associated with identifying and evaluating potential acquisitions and merger partners;

•	inaccuracies in estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•	our ability to finance an acquisition;

•	the diversion of management’s attention to negotiate a transaction and integrate the operations and personnel of an acquired business;

•	our lack of experience in markets into which we may enter;

•	difficulties and expense in integrating the operations and personnel of the combined businesses;

•	loss of key employees and customers as a result of an acquisition that is poorly received; and

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our result of operations.

We expect to compete with other financial institutions regarding any potential acquisitions. In addition, we may be unable to identify attractive acquisition candidates or to complete acquisitions on terms favorable to us, or at all, and we may not be able to integrate any banks we acquire successfully. We have never acquired another institution before and therefore lack experience in handling any of these risks. Our inability to overcome these risks or any other problem encountered in connection with potential acquisitions could have a material adverse effect on our ability to achieve our business strategy and on our financial condition and results of operations. Also, we may issue equity securities, including common stock, and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders.

Our directors and executive officers own a significant portion of our common stock and can influence shareholder decisions and may vote to take actions adverse to your interests.

Our directors and executive officers, as a group, beneficially owned approximately 52% of our outstanding common stock as of June 1, 2007. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of any matter submitted to our shareholders for approval, including the election of directors. The directors and executive officers may vote to cause the company to take actions with which you do not agree or that are not beneficial to you as a shareholder.

Risks Related to an Investment in Our Series A Preferred Stock

Our ability to issue preferred stock in the future could adversely affect the rights of holders of Series A Preferred Stock and our common stock.

Our articles of incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may authorize the issuance of additional shares or series of preferred stock that would rank senior to or on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, although we would need approval by the holders of the Series A Preferred Stock as a voting group under South Carolina law and the certificate of designation. We would not need approval by the holders of Series A Preferred Stock to increase the authorized amount of or issue any series of preferred stock that rank junior to the Series A Preferred Stock as to such rights. In addition, the terms of the Series A Preferred Stock provide that we may declare and pay stock dividends on parity preferred stock and junior classes of stock even if dividends are not declared and paid on the Series A Preferred Stock. Our future issuance of parity preferred stock could therefore effectively diminish our ability to pay dividends on and the liquidation preference of the Series A Preferred Stock and adversely affect the price of our securities.

Your right to receive liquidation and dividend payments on the Series A Preferred Stock is junior to our existing and future senior indebtedness and to any senior securities we may issue in the future.

With respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series A Preferred Stock will rank junior to all present and future indebtedness and all future senior securities, on a parity with all future capital stock designated as on a parity with the Series A Preferred Stock, and senior to our common stock and all future capital stock designated as junior to the Series A Preferred Stock. As of March 31, 2007, we had approximately $18 million of indebtedness and other liabilities which would have been senior in right of payment to the Series A Preferred Stock. As of March 31, 2007, we had $13.4 million in junior subordinated debentures issued in connection with a pooled offering of trust preferred securities outstanding. Under the terms of the documents governing our outstanding trust preferred securities, if the issuer does not make payments on these trust preferred securities, then we may not declare or pay any dividends or distributions on, or make a liquidation payment with respect to, any of our capital stock, including the Series A Preferred Stock. The terms of the Series A Preferred Stock do not require that we obtain the approval of the holders of the Series A Preferred Stock to incur additional indebtedness. Consequently, we may incur indebtedness in the future that could limit our ability to make subsequent dividend or liquidation payments to you. In addition, in the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the Series A Preferred Stock only after all of our indebtedness and all senior securities, if any, has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series A Preferred Stock then outstanding and any preferred stock ranking on a parity with the Series A Preferred Stock.

There has been no prior market for our Series A Preferred Stock and our stock price may be volatile.

Prior to this offering, there has been no market for our Series A Preferred Stock. The dividend yield for our Series A Preferred Stock in this offering will be determined by negotiations between the underwriter and us. Among the factors to be considered in determining the dividend yield of our Series A Preferred Stock, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We believe that each of these factors is important, but we are unable to quantify or otherwise indicate the relative importance of each of these factors. The offering price of our Series A Preferred Stock may bear no relationship to the price at which our Series A Preferred Stock will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations recently and you may not be able to resell your shares promptly at or above the initial public offering price.

We do not expect that an active trading market for our Series A Preferred Stock will develop, which means that you may not be able to sell your shares.

Since the size of this offering is relatively small, we do not expect that an active and liquid trading market for our Series A Preferred Stock will develop in the future. If an active trading market does not develop, you may not be able to sell your shares promptly, or at all. You should consider carefully the limited liquidity of your investment before purchasing any shares of our Series A Preferred Stock.

You are not entitled to receive dividends unless declared by our board of directors.

Dividends on the Series A Preferred Stock are not cumulative. Consequently, if our board of directors does not declare a dividend on the Series A Preferred Stock for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our board of directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series A Preferred Stock for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination, our board of directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations and general economic conditions.

Since Series A Preferred Stock is non-voting stock, the holders of common stock may vote to take actions adverse to your interests.

The terms of the Series A Preferred Stock provide that, except as otherwise required by South Carolina law, the holders of the Series A Preferred Stock are not entitled to vote. The holders of our common stock may vote to cause us to take actions with which you do not agree or that are not beneficial to you as a shareholder.

Our trading volume has been low compared with larger bank holding companies and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

The average daily trading volume of our shares of common stock on The NASDAQ Global Market for the three months ended May 31, 2007 was approximately 856 shares. Lightly traded stock can be more volatile than stock trading in an active public market like those for larger financial institutions. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experience wide fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire. We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our securities to decline or impair our ability to raise capital through sales of our common stock.

The exercise of outstanding stock options and warrants held by our directors, executive officers, and employees will result in dilution of your ownership if you convert your Series A Preferred Stock into common stock.

As of May 18, 2007, we had outstanding options to purchase 299,598 shares of our common stock at a weighted average exercise price of $6.94 per share. All of these options are held by our executive officers and employees. We also had outstanding warrants held by our directors as of May 18, 2007 to purchase 697,533 shares of common stock with a weighted average exercise price of $3.92 per share. The issuance of shares subject to outstanding options or warrants will result in dilution of your ownership if and when you convert your Series A Preferred Stock into common stock.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if we were purchased by another company. State law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without the approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Other Capital Stock—Anti-takeover Effects.”

We have broad discretion in allocating the net proceeds from this offering and our failure to apply these funds effectively could have a material adverse effect on our business.

We intend to use the net proceeds from this offering for general corporate purposes, including expanding our branch network. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” potential,” “believe,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to those described under the “Risk Factors” section beginning on page 10 and the following:

•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment;

•

general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;

•	construction delays and cost overruns related to the expansion of our branch network;

•	changes in technology;

•	changes in deposit flows;

•	changes in monetary and tax policies;

•	the level of our allowance for loan losses;

•	the rate of delinquencies and amounts of net charge-offs;

•	the rate of loan growth and the lack of seasoning of our loan portfolio;

•	changes in accounting principles, policies or guidelines;

•	our ability to maintain internal control over financial reporting;

•

our reliance on secondary sources such as Federal Home Loan Bank advances, sales of investment securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	changes in the securities markets; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

If you are interested in purchasing shares of our Series A Preferred Stock, you should consider these factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us as of the date of this prospectus. We do not intend to, and assume no responsibility for, updating or revising any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS AND DISTRIBUTIONS

Our ratio of earnings to fixed charges and preferred dividends for the three month period ended March 31, 2007 and for each of the five years in the period ended December 31, 2006 were as follows:

	Three Months Ended March 31, 2007	Fiscal Year Ended December 31,
		2006	2005	2004	2003	2002
Ratio of earnings to fixed charges and preferred dividends and distributions	1.27	1.42	1.55	1.67	1.44	1.24

For the purposes of the above calculations, “earnings” consist of income from continuing operations before adjustments for income taxes plus fixed charges. “Fixed charges” consist of interest costs, the interest component of rental expense and amortization of debt issuance costs. Prior to this offering, we did not have any outstanding preferred securities. We have computed the ratios of earnings to fixed charges and preferred dividends and distributions by dividing earnings by fixed charges plus preferred dividends and distributions.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the Series A Preferred Stock in this offering will be approximately $16.4 million, or approximately $19.0 million if the underwriter’s over-allotment option is exercised in full. In each case, this assumes a public offering price of $25.00 per share and deductions of estimated offering expenses of $500,000 and underwriting discounts. We intend to use the proceeds from this offering for general corporate purposes, which may include, among other things, providing additional capital to our bank subsidiary to support our asset growth and our branch network expansion, and to repay, immediately following the closing of this offering, approximately $5,000,000 outstanding under our revolving line of credit with a correspondent bank which matures on July 26, 2007. Monthly payments of interest are due on the outstanding principal balance under this line of credit and are at a fixed interest rate of 7.298% from March 26, 2007 until April 1, 2007. Beginning April 1, 2007, advances under this line of credit are subject to a variable interest rate which adjusts monthly equal to 1.950% above the London Interbank Offered Rate 90 Day (LIBOR), which was 5.355% as of June 1, 2007. The advance under this line of credit was used to make a capital contribution to our bank subsidiary to maintain regulatory capital ratio at a level which meets or exceeds the criteria for “well-capitalized” status. Although our growth strategy contemplates future acquisitions, we have no present understanding or definitive plans relating to any acquisitions.

TRADING HISTORY

Prior to this offering, there has been no established market for our Series A Preferred Stock. We do not anticipate that an active and liquid trading market for our Series A Preferred Stock will develop or that, if developed, will continue. Also, we cannot assure you that persons purchasing shares of our Series A Preferred Stock will be able to sell them at or above the offering price set forth on the cover page of this prospectus.

Our common stock was approved for listing on The NASDAQ Global Market in November 2005 under the symbol “FNSC.” Prior to such listing, our common stock was quoted on the OTC Bulletin Board under the symbol “FNSC.OB.” As of June 1, 2007, there were 601 shareholders of record.

The following table shows the high and low sales prices published by NASDAQ beginning with the fourth quarter of 2005. For the prior periods indicated, the table shows the reported high and low bid information on the OTC Bulletin Board. The OTC Bulletin Board prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The prices shown reflect historical activity and have been adjusted for the 3-for-2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend distributed on March 30, 2007.

2007	High	Low
Third Quarter (through July 2, 2007)	$14.74	$14.50
Second Quarter	18.73	14.40
First Quarter	19.39	14.87

2006	High	Low
Fourth Quarter	$15.61	$14.52
Third Quarter	18.00	14.72
Second Quarter	19.63	14.32
First Quarter	20.32	15.94

2005	High	Low
Fourth Quarter	$18.22	$12.35
Third Quarter	17.64	13.34
Second Quarter	17.64	13.81
First Quarter	16.46	14.10

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007. Our capitalization is presented on an historical basis and on an as-adjusted basis to give effect to the sale of 720,000 shares of Series A Preferred Stock, based on an assumed public offering price of $25.00 per share, as if the offering had been completed as of March 31, 2007 and assuming:

•	the net proceeds of the offering are $16.4 million, after deducting the estimated underwriting discount and estimated offering expenses of $500,000;

•	the underwriter’s over-allotment option is not exercised; and

•	the application of the net proceeds of this offering to the uses described in “Use of Proceeds.”

The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31, 2007
	Actual	As Adjusted
	(Dollar amounts in thousands, except per share data)
Long-Term Indebtedness:
Junior subordinated debentures(1)	$13,403	$13,403

Shareholders’ Equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized: Series A Preferred Stock, par value $.01 per share, convertible shares authorized, no shares issued—actual and 720,000 shares issued—as adjusted	$—	$7
Common stock, par value $.01 per share, 10,000,000 shares authorized, 3,695,822 shares issued and outstanding	37	37
Additional paid-in capital	27,066	43,479
Treasury stock	(160)	(160)
Unearned ESOP shares	(558)	(558)
Retained earnings	1,826	1,826
Accumulated other comprehensive income(loss), net of tax	(416)	(416)

Total shareholders’ equity	$27,795	$44,215

Total capitalization(2)	$41,198	$57,618

Book value per common share	$7.52	$7.52 (3)

Diluted book value per common share	$6.30	$8.13 (4)

Capital Ratios:
Leverage ratio	7.93%	10.81%
Tier 1 risk-based capital ratio(5)	9.05%	11.87%
Total risk-based capital ratio(5)	10.91%	14.30%

(1)	Consists of debt associated with trust preferred securities in the aggregate amount of $13 million.
(2)	Includes total shareholders’ equity and junior subordinated debentures.
(3)	The calculation to determine as adjusted book value per common share does not include $16.4 million of net proceeds from the sale of the Series A Preferred Stock.
(4)	The calculation to determine as adjusted diluted book value per common share does include $16.4 million of net proceeds from the sale of Series A Preferred Stock and assumes a conversion price of $17.50 per share.
(5)	As adjusted assumes net proceeds from the offering are invested in assets with a 100% risk-weighting.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 through December 31, 2002. The selected consolidated financial data presented below for the years ended December 31, 2002 through 2006 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the years in the three year period ended December 31, 2006 are included elsewhere in this prospectus. Our audited consolidated financial statements as of December 31, 2006 were audited by Elliott Davis LLC. Our selected consolidated financial data as of and for the three months ended March 31, 2007 and 2006 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Our results for the three months ended March 31, 2007 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2007. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data:
Assets	$508,511	$359,181	$465,382	$328,679	$236,344	$180,663	$139,224
Investment securities	65,529	46,178	63,374	45,151	36,165	36,174	20,560
Loans(1)	416,886	287,987	379,490	251,405	188,508	130,421	93,106
Allowance for loan losses	4,119	3,014	3,795	2,719	2,259	1,630	1,164
Deposits	408,678	294,352	376,701	271,695	191,811	154,733	119,719
FHLB advances and other borrowed funds	54,780	26,415	45,446	26,612	23,078	9,500	7,000
Junior subordinated debentures	13,403	13,403	13,403	6,186	6,186	3,093	—
Shareholders’ equity	27,795	22,745	26,990	22,029	13,912	12,228	11,544

Average Balances:
Assets	473,885	339,683	386,331	279,745	208,155	138,677	107,275
Investment securities	64,400	45,501	52,423	39,683	35,352	27,989	12,584
Loans	390,797	269,439	314,610	222,026	160,914	112,804	78,998
Allowance for loan losses	3,869	2,840	3,249	2,592	1,981	1,235	978
Deposits	379,403	282,097	312,014	226,863	175,028	137,359	92,701
FHLB advances and other borrowed funds	50,216	26,556	36,033	29,295	14,206	8,436	2,833
Junior subordinated debentures	13,403	6,247	11,638	6,186	5,169	102	—
Shareholders equity	27,402	22,601	24,090	15,996	13,086	11,779	11,164
Shares outstanding-basic	3,697	3,563	3,615	3,142	3,067	3,067	3,064
Shares outstanding-diluted	4,411	4,391	4,325	3,934	3,729	3,444	3,326

Summary Results of Operations Data:
Interest income	$8,895	$5,860	$28,886	$17,341	$10,424	$7,596	$6,011
Interest expense	4,939	2,855	14,725	7,830	3,912	3,026	2,475

Net interest income	3,956	3,005	14,161	9,511	6,512	4,570	3,536
Provision for loan losses	339	343	1,192	594	679	518	418

Net interest income after provision for loan losses	3,617	2,662	12,969	8,917	5,833	4,051	3,118
Noninterest income	666	517	2,079	1,855	1,771	1,378	842
Noninterest expense	2,972	2,127	8,901	6,476	4,966	4,087	3,365

Income before taxes	1,311	1,052	6,147	4,296	2,638	1,342	595
Income tax expense	459	355	2,095	1,461	823	426	—

Net income	$852	$697	$4,052	$2,835	$1,815	$916	$595

Per Share Data:(2)
Net income, basic	$0.23	$0.20	$1.12	$0.90	$0.59	$0.30	$0.20
Net income, diluted	0.19	0.16	0.94	0.73	0.49	0.26	0.18
Book value	7.52	6.80	7.29	6.21	4.53	3.99	3.77

Weighted Average Number of Shares Outstanding:
Basic	3,697	3,563	3,615	3,142	3,067	3,067	3,064
Diluted	4,411	4,391	4,325	3,934	3,729	3,444	3,326

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share data)
Performance Ratios:
Return on average assets	0.72%	0.82%	1.05%	1.01%	0.87%	0.58%	0.56%
Return on average equity	12.44%	12.34%	16.82%	17.72%	13.87%	7.68%	5.33%
Net interest margin	3.45%	3.66%	3.79%	3.53%	3.26%	3.05%	3.49%
Efficiency ratio(3)	64.32%	60.37%	54.81%	56.98%	59.94%	68.72%	76.86%

Asset Quality Ratios:
Nonperforming loans to total loans(1)(4)(5)	0.95%	0.12%	0.13%	0.14%	0.03%	0.20%	0.00%
Nonperforming loans to total assets(4)	0.75%	0.10%	0.10%	0.11%	0.02%	0.14%	0.00%
Net charge-offs to average total loans(1)(5)	0.02%	0.07%	0.04%	0.06%	0.03%	0.05%	0.07%
Allowance for loan losses to nonperforming loans(4)	107.60%	863.61%	795.60%	779.08%	4,608.16%	634.24%	n/m (6)
Allowance for loan losses to total loans(1)(5)	1.02%	1.05%	1.00%	1.08%	1.20%	1.25%	1.25%

Capital Ratios:(7)
Equity to Assets(8)	5.47%	6.33%	5.80%	6.71%	5.89%	6.77%	8.29%
Leverage ratio	7.93%	8.37%	9.02%	9.09%	7.90%	8.65%	— (9)
Tier 1 risk-based capital ratio	9.05%	10.69%	8.94%	11.92%	10.04%	11.64%	— (9)
Total risk-based capital ratio	10.91%	13.94%	11.13%	13.16%	12.21%	12.91%	— (9)

(1)	Total loans include nonperforming loans.
(2)	Adjusted for all years presented giving retroactive effect to the 3-for-2 common stock splits distributed on March 1, 2004 and January 18, 2006, and a 6% stock dividend distributed on May 16, 2006 and a 7% stock dividend distributed on March 30, 2007.
(3)	Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4)	Nonperforming loans include nonaccrual loans and past due loans in excess of ninety days and other real estate owned.
(5)	Total loans does not include loans held for sale.
(6)	Not a meaningful measurement because we did not have any nonperforming loans.
(7)	Capital ratios are presented as reported in the regulatory filing for the most recent quarter for the period indicated.
(8)	Calculated based on amounts as of end of period.
(9)	Regulatory capital ratios were not applicable to the company during 2002 because we had less than $150 million in assets during that year.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when, and as and if declared by our board of directors out of funds legally available for that purpose. We have not paid any cash dividends to holders of our common stock in the past, and we currently do not intend to pay cash dividends in the foreseeable future. If we decide to pay cash dividends in the future, our ability to do so is dependent upon receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of the bank to transfer funds to us in the form of cash dividends. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

BUSINESS

First National Bancshares, Inc.

We are a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association, which we refer to herein as the “bank.” Our bank currently maintains a main office in Spartanburg, South Carolina, four additional full-service branches and three loan production offices in select markets across the state.

Our assets consist primarily of our investment in the bank and liquid investments. Our primary activities are conducted through the bank. As of December 31, 2006, our consolidated total assets were $465.4 million, our consolidated total loans were $379.5 million, our consolidated total deposits were $376.7 million, and our total shareholders’ equity was approximately $27.0 million.

Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investments, and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by our noninterest income derived principally from service charges and fees as well as the level of noninterest expenses such as salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in our market areas, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities, and the levels of personal income and savings in our market areas.

First National Bank of the South

First National Bank of the South is a national banking association with its principal executive offices in Spartanburg, South Carolina. We are primarily engaged in the business of accepting deposits insured by the FDIC and providing commercial, consumer, and mortgage loans to the general public. We operate under a traditional community banking model, with a particular focus on commercial real estate and small business lending. We commenced banking operations in March 2000 in Spartanburg, South Carolina, where we operate three full-service branches under the name First National Bank of Spartanburg. Since 2003, we have expanded into four additional counties across the state of South Carolina under the name First National Bank of the South.

In October 2005, we successfully converted our Mount Pleasant loan production office, opened in October 2004, to our fourth full-service branch, our first in the Charleston area. In January 2006, we expanded into our state’s capital with the opening of our loan production office in Columbia. In February 2006, we opened our loan production office on Daniel Island to expand our presence in the Charleston area.

In October 2006, we opened our fifth full-service branch, our first in the Greenville market, in a temporary location. In June 2007, we completed construction of our permanent branch and market headquarters on Pelham Road in Greenville and relocated our Greenville full-service branch. We plan to continue our expansion into the Greenville market and have received approval from the OCC to open a full-service branch in an existing facility, which we have purchased, located in Greer, South Carolina. We anticipate opening this facility during the summer of 2007.

In April 2007, we opened our sixth full-service branch, our second in the Charleston market, in a leased facility located at 140 East Bay Street in downtown Charleston. Additionally, we are expanding our banking operations into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007.

In August 2002, we began to offer trust and investment management services through a strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. We also originate small business loans under the Small Business Administration’s (“SBA”) various loan programs through our small business lending division, First National Business Capital. The SBA division operates from our Pelham Road location in Greenville and makes loans to customers located throughout the Carolinas and Georgia. In addition, we opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. It offers a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products to its customers who are located primarily in South Carolina. We anticipate the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Growth Strategy

We target both individuals and small to medium-sized businesses in our markets and have adopted a decentralized strategy that focuses on providing superior service through our employees who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base, and improve profitability. The key elements of our strategy are:

Deliver superior community banking.    We effectively compete with our super-regional competitors by providing superior customer service with localized decision-making capabilities. We emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve. Our organizational structure with its designation of regional executives allows us to provide local decision-making consistent with our community banking philosophy. We also intend to create regional boards comprised of local business and community leaders in each of our markets. We currently maintain a regional board in Charleston and are in the process of forming one in Greenville.

Maintain excellent asset quality.    We consider credit quality to be of primary importance and have taken measures to ensure that we consistently maintain excellent asset quality through a strong credit culture, extensive underwriting procedures, and comprehensive loan review. We have developed an operations infrastructure designed to support our rapid growth and expansion plans without sacrificing credit quality. Our continued focus on asset quality has resulted in a ratio of net charge-offs to average total loans at or below 0.07% for the past five years. For the quarter ended March 31, 2007, our ratio of net charge-offs to average total loans was 0.02%.

Expand into high growth markets.    We have pursued growth through de novo branching into attractive markets based on our analysis of demographic and competitive data. Our strategy is to identify experienced bankers in each target market who share our philosophies regarding community banking, strong credit policies, and customer service. After retaining these key executives, we then open a loan production office in the market. Once there is a sufficient loan and customer base at the loan production office, we convert the loan production office into a full-service branch to further serve the market. Our expansion in both Charleston and Greenville followed this approach. We believe our expansion philosophy enables us to enter markets with less risk and operate more efficiently upon the opening of a full-service branch. While organic growth is our primary focus, we also may consider select bank and non-bank (e.g. brokerage and insurance) acquisitions in the future.

Build core deposit base.    Our primary competition in our markets are large regional and super regional banks. We believe that our community banking philosophy and emphasis on customer service will allow us to take market share from our competitors. As a result, we intend to decrease our reliance on non-core funding as more loan production offices are converted into full service branches and these branches mature. While building a core deposit base takes time, our strategy has experienced considerable success. We entered Charleston in October 2005 with a loan production office. In October 2006, due to significant loan demand and the creation of a core customer base, we converted the office into a full service branch. Within one year, deposits had grown substantially and the loan to deposit ratio had fallen to 103.6%. We are now leveraging our success in this market with our new branch in downtown Charleston. Our goal is to be in the top five institutions in deposit market share in each of our markets.

Enhance current banking operations by diversifying revenue mix.    We seek to provide a broad range of products and services to better serve our customers, while also increasing noninterest income as a percentage of our gross income (net interest income plus noninterest income). We offer trust and investment management services through our strategic alliance with Colonial Trust Company, a South Carolina private trust company, established in 1903. We also operate a small business lending division that focuses on SBA lending, based in Greenville under the name First National Business Capital. Additionally, in January 2007, we opened a wholesale mortgage division to originate residential real estate mortgage loans through other community banks and mortgage brokers and sell them in the secondary market. We will evaluate future opportunities to increase noninterest income as they arise. We expect these efforts to significantly contribute to our noninterest income and allow us to diversify our revenue sources.

Market Areas

To better execute our strategic plan for growth and expansion, we have organized our banking operations into four geographic regions:

•	Spartanburg Region;

•	Eastern Region;

•	Western Region; and

•	Northern Region.

The Spartanburg Region serves as the backbone and support center for our expanding branch network. Our corporate headquarters is located in the Spartanburg Region, along with two other full service branches. Within each other region, we conduct our banking operations in selected market areas which meet the criteria for our business plan. In addition, we are continually evaluating other high-growth areas to further expand our asset base and resulting branch network. We have appointed an officer to each region, other than the Spartanburg Region, to oversee each region’s banking and business development activities and assist the executive management team in evaluating market areas within the region for growth and expansion opportunities. These regional officers also serve as the liaison to their region’s business community and function as the primary point of contact for the local regional board members.

Spartanburg Region

Our primary market area is Spartanburg County, which is located in the upstate region of South Carolina between Atlanta and Charlotte on the I-85 business corridor. According to SNL, as of July 1, 2006, Spartanburg County’s population totaled 271,347 residents. Population growth from 2006 to 2011 for Spartanburg County is projected to be 4.89%.

According to the South Carolina Department of Commerce, Spartanburg County attracted over $160 million in capital investment in 2005. In addition, the Spartanburg Area Chamber of Commerce reports that since 2001, downtown Spartanburg has attracted more than $170 million in investments and 1,200 new jobs. As of 2006, estimated median family income for the Spartanburg metropolitan statistical area was $54,200, as compared to $52,900 for South Carolina, according to the U.S. Department of Housing and Urban Development. According to the South Carolina Department of Commerce, more than 90 international firms, representing 15 nations, conduct business in Spartanburg County, including Michelin, BMW, and Invista. BMW’s North American assembly plant in Spartanburg began production in September 1995 and is now the sole producer of both the Z4 roadster and coupe and the X5 sports activity vehicle. Spartanburg is also home to many domestic corporations, including

Milliken, Cryovac, Denny’s, QS/1, and Advance America. We believe that Spartanburg has a strong economic environment that will continue to support the community and our business in the future.

We advertise heavily in the Spartanburg market and, through our three full-service branches in Spartanburg, we have positioned ourselves as the leading local community bank in this market. As of June 30, 2006, we were the fifth largest bank in Spartanburg County, with $289.7 million in total deposits, or 9.47%, of the approximately $3.06 billion of deposits in the market. The following table includes information from the FDIC website regarding our deposit market share in Spartanburg County relative to our top competitor banks as of June 30, 2006:

Rank	Bank	Branches	Total Deposits	Market Share
		(Dollar amounts in millions)
1	Wachovia.	7	$532.2	17.40%
2	BB&T .	9	441.9	14.44%
3	Bank of America.	8	380.5	12.44%
4	First Citizens Bank	10	298.4	9.76%
5	First National Bank of The South	3	289.7	9.47%
6	Suntrust Bank.	12	272.4	8.91%
7	Arthur State Bank	7	203.7	6.66%
8	National Bank of South Carolina.	4	174.7	5.71%
	All others (6 institutions)	16	465.6	15.21%

	Total	76	$3,059.1	100.00%

We opened our new operations center adjacent to our corporate headquarters in April 2007. The completion of this addition resulted in a total of 29,500 square feet of office space, including our existing corporate headquarters facility which continues to house a full-service branch.

Eastern Region

Our Eastern Region reaches from the state capital of Columbia, in Richland County, down to historic Charleston and will also encompass our future expansion into other coastal areas of South Carolina. Our full-service branch in Mount Pleasant and our loan production office on Daniel Island serve the fast-growing Charleston market. We opened another full-service branch in the Charleston market at 140 East Bay Street in downtown Charleston in April 2007. This location serves as our headquarters for the Charleston market area. According to the FDIC, total deposits in Charleston were $6.47 billion as of June 30, 2006.

As of July 1, 2006, Charleston County’s estimated population totaled 342,194 residents and the Charleston-North Charleston Metropolitan Statistical Area (“MSA”) estimated population totaled 616,148 residents, according to SNL. Population growth for Charleston County and the Charleston-North Charleston MSA is projected to be 8.79% and 10.88%, respectively, from 2006 to 2011. The Charleston area achieved an employment growth rate of 9.1% from 2000 through 2005, outpacing national employment growth of 3.5% during that same period, according to the Charleston Regional Development Alliance.

Charleston is the beneficiary of significant investment and development. The South Carolina Department of Commerce reports that Charleston County has attracted over $653.7 million in announced capital investment since 2004. The Charleston Regional Development Alliance reports that since 1995, new and expanding companies invested more than $5 billion in the region. In its May 2006 issue, Inc. magazine ranked Charleston as one of “The Top U.S. Cities for Doing Business.” The Charleston regional economy has attracted approximately 70 firms with internationally-owned operations, according to the Charleston Regional Development Alliance. These firms include Bosch, Berchtold, Maersk Sealand, Rhodia, and Holset Engineering. Domestic firms also maintain significant operations in the Charleston area, including MeadWestvaco, Nucor Steel, Alcoa, Arborgen,

Blackbaud, and Piggly Wiggly. In addition, as of 2006, the U.S. Navy and the Charleston Air Force Base collectively employed over 21,800 full-time employees, according to the Charleston Metro Chamber of Commerce.

Charleston is also a popular travel destination, which helps fuel the local economy. Conde Nast Traveler magazine has ranked Charleston as one of the country’s top 10 domestic travel destinations for the past 13 years. According to the Charleston Metro Chamber of Commerce, in 2004, there were over 4.7 million visitors to the Charleston region with an aggregate regional economic impact of $5.7 billion. In addition, the total direct and indirect jobs in the Charleston region related to tourism was approximately 105,000 in 2004, resulting in aggregate earnings for local residents exceeding $1.45 billion.

As of June 30, 2006, we operated one full-service branch in Mount Pleasant and were the 19th largest bank in Charleston County, with $23.7 million, or 0.37%, of the approximately $6.47 billion of deposits in the market. The following table includes information from the FDIC website regarding deposit market share in Charleston County relative to our top competitor banks as of June 30, 2006:

Rank	Bank	Branches	Total Deposits	Market Share
		(Dollar amounts in millions)
1	Wachovia.	20	$1,819.6	28.11%
2	Bank of America	17	1,024.7	15.83%
3	First Federal of Charleston	17	916.9	14.17%
4	National Bank of South Carolina	7	402.9	6.23%
5	BB&T	7	372.8	5.76%
6	Southcoast Community Bank	4	311.6	4.81%
7	First Citizens Bancorp	13	295.4	4.56%
8	Community Firstbank	4	275.4	4.26%
9	Carolina First Bank	4	266.6	4.12%
10	Tidelands Bank	1	228.9	3.54%
19	First National Bank of the South	1	23.7	0.37%
	All others (11 institutions)	23	533.9	8.24%

	Total	118	$6,472.4	100.00%

In January 2006, we opened a loan production office located at 725 Crosshill Road in Columbia, South Carolina. Currently, we primarily originate loans to builders and developers in this market through this loan production office. However, we anticipate identifying experienced bankers in this market in the near future to expand our lending capabilities to full-service banking operations.

Our Columbia loan production office serves Richland County. With its central location in the state and convenient access to I-20, I-26, and I-77, this area is one of the fastest growing areas in South Carolina according to U.S. Census data. Home to the state capital, the University of South Carolina, and a variety of service-based and light manufacturing companies, this area provides a growing and diverse economy. According to the SNL, the Columbia, SC MSA had an estimated population of 708,972 residents as of July 1, 2006 and is projected to grow 7.15% from 2006 to 2011. The South Carolina Department of Commerce reports that Richland County attracted over $442.0 million in announced capital investment since 2000. Additionally, as reported by the Central Midlands Council of Governments, new single family housing units approved for construction in Richland County and surrounding areas increased from 2,172 in 1990 to 4,941 in 2004, an increase of over 127%. As of June 30, 2006, FDIC-insured institutions in Richland County and the Columbia metropolitan area had approximately $7.93 billion and $11.3 billion in deposits respectively.

Western Region

Our Western Region stretches from Spartanburg to the Georgia border along South Carolina’s I-85 corridor. We have operated a full-service branch at a temporary location in Greenville since October 2006. We anticipate completion of our permanent branch and market headquarters on Pelham Road in the summer of 2007. We also received approval from the OCC to open a full-service branch in an existing facility which we have purchased located in Greer, South Carolina. We are in the process of renovating this location with an anticipated opening in the summer of 2007.

Greenville County is South Carolina’s most populous county with 411,904 residents as of July 1, 2006 according to SNL. Greenville County’s projected population growth from 2006 to 2011 is 6.44%. Greenville is also one of the state’s wealthiest counties, with an estimated median household income of $56,500 in 2006 versus $52,900 for the state of South Carolina according to U.S. Department of Housing and Urban Development.

In the past decade, Greenville County has attracted more than $6 billion in new business investment and 43,000 new jobs and, according to the 2005 Greenville County Annual Report, is now considered the “economic engine of South Carolina.” During the same period, Greenville County was rated first in the United States by Site Selection magazine for both new and expanding international firms and, in 2002, was ranked fifth out of America’s top 50 cities for European business expansion.

As of June 30, 2006, FDIC-insured institutions in Greenville County had approximately $8.40 billion in deposits, an increase of 8.7% since June 30, 2005.

Northern Region

The opening of our loan production office in February 2007 in Rock Hill marked our entry into the Northern Region of our franchise. This region includes growing York and Lancaster counties and the suburbs south of Charlotte, North Carolina. Rock Hill is located 20 minutes south of Charlotte, North Carolina along the I-77 corridor. It is the home of Winthrop University and several business parks. Lancaster County has a population of 65,083 residents while York County has a population of 198,269 residents, of which 57,073 reside in Rock Hill according to SNL. York County attracted over $47.44 million in announced capital investment in 2005, according to the South Carolina Department of Commerce.

According to SNL, York County had one of the highest median household incomes in the state at $52,872 as of 2006. The three largest employers in York County are Wells Fargo Home Mortgage, Bowater and Duke Power. York and Lancaster Counties, combined, had $2.10 billion in deposits, as of June 30, 2006, according to the FDIC. Consistent with our growth strategy of converting loan production offices to full service branches, we expect to seek regulatory approval to open a full-service branch in Rock Hill in the future.

Lending Activities

General.    We offer a variety of lending services, including real estate, commercial, and consumer loans, including home equity lines of credit, primarily to individuals and small- to mid-size businesses that are located, or conduct a substantial portion of their business in the Spartanburg, Charleston, Columbia, Greenville and Rock Hill markets. As of March 31, 2007, we had total loans, including mortgage loans held for sale, of $416.9 million, representing 82.0% of our total assets. We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We have designed our credit grading system to reduce the risk in our loan portfolio and to assist us in setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. In addition to having developed a strong in-house credit review function, we engage outside firms to evaluate our loan portfolio. As of March 31, 2007, there were no loans accruing interest that were 90 days or more past due, we had no restructured loans, and our ratio of nonperforming assets to total assets was 0.75%. On June 15, 2007, we reported that one of our commercial real estate loan relationships totaling approximately $1.4 million was recently placed on nonaccrual status. While this increased our nonperforming assets to approximately $5.4 million, we resolved two loans prior to June 30, 2007 totaling approximately $1.08 million that were previously reported as nonperforming assets. We refinanced these loans to a new borrower that meets the bank’s credit underwriting requirements. These loans were resolved prior to the end of the quarter, as expected, and our nonperforming assets increased to approximately $4.4 million as of June 30, 2007 from $3.8 million as of March 31, 2007.

Our underwriting standards vary for each type of loan. While we generally underwrite the loans in our portfolio in accordance with our internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans that exceed either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed supervisory guidelines up to 100% of our capital. We have made loans that exceed our internal guidelines to a limited number of our customers who have significant liquid assets, net worth, and amounts on deposit with the bank. As of March 31, 2007, $16.5 million, or approximately 4.0% of our loans and 59.5% of our capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines.

We have focused our lending activities primarily on small- and medium-sized business owners, commercial real estate developers, and professionals. We also strive to maintain a diversified loan portfolio and limit the amount of our loans to any single customer. As of March 31, 2007, our 10 largest customer loan relationships represented approximately $36.6 million, or 8.8% of our loan portfolio.

Real Estate Mortgage Loans.    Loans secured by real estate mortgages are the principal component of our loan portfolio. To increase the likelihood of the ultimate repayment of the loan, we obtain a security interest in real estate whenever possible, in addition to other available collateral. As of March 31, 2007, loans secured by first or second mortgages on real estate made up approximately $370.1 million, or 88.8% of our loan portfolio.

Within the broader category of real estate mortgage loans, the following table describes the loan categories of one-to-four family residential real estate loans, multi-family residential real estate loans, home equity loans, commercial real estate loans, and land loans as of March 31, 2007:

Type of Real Estate Loan	Amount
	(Dollar amounts in thousands)
One-to-four family residential	$79,980
Multi-family residential	2,992
HELOC	19,103
Commercial real estate	194,599	(1)
Land	73,401

Total	$370,075	(2)

(1)	Includes SBA loans.
(2)	Excludes mortgage loans held for sale.

Most of our real estate loans are secured by residential or commercial property. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness, and ability to repay the loan.

Commercial Real Estate Loans.    As of March 31, 2007, our individual commercial real estate loans ranged in size from $5,700 to $4.2 million. The average commercial real estate loan size was approximately $322,000. Other than the SBA loans discussed below, these loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We prepare a credit analysis in addition to a cash flow analysis to support the loan. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. These commercial real estate loans include various types of business purpose loans secured by commercial real estate.

Residential Real Estate Loans.    As of March 31, 2007, our individual residential real estate loans ranged in size from $1,000 to $1.8 million, with an average loan size of approximately $144,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 80%. We offer fixed and adjustable rate residential real estate loans with amortizations up to 20 years. To limit our risk, we offer fixed rate and variable rate loans for terms greater than 20 years through a third party, rather than originating and retaining these loans ourselves. Generally, we do not originate traditional long term residential mortgages for our portfolio, but we do issue traditional first and second mortgage residential real estate loans and home equity lines of credit. As of March 31, 2007, included in our $80.0 million residential real estate loan portfolio was $28.9 million, or 36.2%, in first and second mortgages on individuals’ homes.

Home Equity Lines of Credit.    As of March 31, 2007, our individual home equity lines of credit ranged in size from $1,000 to $647,000, with an average balance of approximately $29,000. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity. Approximately $19.1 million, or 5.2% of our real estate loans, are home equity lines of credit.

Small Business Loans.    We offer small business loans through our small business lending division, First National Business Capital, that typically have terms of 25 years and are made with floating rates. These loans utilize government enhancements such as the SBA’s 7(a) program and 504 programs and are partially guaranteed by the government, which helps to reduce their risk. These loans are generally secured by first or second mortgages on commercial real estate. Government guarantees of SBA loans are generally 75% of the loan. We usually sell the portion of the loans that is secured by the SBA guarantee in the secondary market to provide additional liquidity and to provide a source of noninterest income. We typically retain servicing for these loans at an agreed upon servicing rate for the life of the loan. In order to secure secondary sources of payment and liquidity, we typically require the personal guarantees of the principal owners.

Wholesale Mortgage Loans Held for Sale.    Our wholesale mortgage division began operations in January 2007. This division offers a wide variety of conforming and nonconforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products to its customers who are located primarily in South Carolina. The wholesale mortgage division originates residential real estate mortgage loans through other community banks and mortgage brokers and then sells them in the secondary market, typically within seven to ten days. As of March 31, 2007, mortgage loans held for sale amounted to $12.7 million, or 3.1% of total loans.

Real Estate Construction and Land Development Loans.    We offer adjustable and fixed rate residential and commercial construction loans to builders and developers. As of March 31, 2007, our commercial construction and development real estate loans ranged in size from approximately $1,000 to $4.0 million, with an average loan size of approximately $404,000. As of March 31, 2007, our individual residential construction and development real estate loans ranged in size from approximately $1,000 to $385,000, with an average loan size of approximately $89,000. The duration of our construction and development loans generally is limited to 12 months, with monthly interest payments and principal reductions upon the sale of the developed real estate collateral. We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 80%. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

•	cost overruns;

•	mismanaged construction;

•	inferior or improper construction techniques;

•	economic changes or downturns during construction;

•	rising interest rates that may prevent sale of the property; and

•	failure to sell completed projects in a timely manner.

As of March 31, 2007, total construction and development loans amounted to $143.0 million, or 34.3% of our total loan portfolio. Included in the $143.0 million was $18.0 million in construction loans, or 12.6% of our construction and development loan portfolio, that were made to commercial construction developers.

Commercial Business Loans.    Most of our commercial business loans are secured by first or second mortgages on real estate, as described above. We also make some commercial business loans that are not secured by real estate. We make loans for commercial purposes in various lines of business, including retail, service industry, and professional services. As of March 31, 2007, our individual commercial business loans ranged in size from approximately $1,000 to $1.5 million, with an average loan size of approximately $76,000. As with other categories of loans, the principal economic risk associated with commercial loans is the creditworthiness of the borrower. The risks associated with commercial loans vary with many economic factors, including the economy in our market areas. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. As of March 31, 2007, commercial business loans amounted to $28.0 million, or 6.9%, of our total loan portfolio.

Consumer Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. However, we will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because consumer loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of March 31, 2007, consumer loans amounted to $6.6 million, or 1.6%, of our loan portfolio.

Loan Approval.    Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request will be reviewed by the internal management loan committee comprised of voting members Mr. Calvert, Mr. Zabriskie, Mr. Murdoch, and Ms. Payne. Individual loan authorities for secured loans range from $5,000 for our retail lenders, to $500,000 for our senior lenders, and up to $750,000 for our chief executive officer. Any three concurring members of our management loan committee can approve loans up to $3.0 million. If the loans exceed $3.0 million, then a board of directors’ loan committee comprised of Mr. Calvert and seven other directors may approve loans up to $5.0 million. The board of directors, with any seven concurring members, can approve loans up to our legal lending limit.

Credit Administration and Loan Review.    We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on an annual basis to review loan files on a test basis to confirm our loan grading. Each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. The compensation of our lending officers is dependent in part on the asset quality of their loan portfolios. We have adopted an incentive plan under which our loan officers are eligible to receive cash bonuses for achieving monthly and annual goals relating to, among other things, loan production and maintenance of minimum quality levels for the loan officer’s portfolio.

Our dedication to strong credit quality is reinforced by our internal credit review process and performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review. In addition to our strong in-house credit review function, we currently engage an outside firm to evaluate our loan portfolio on a quarterly basis for credit quality, a second outside firm for compliance issues on an annual basis, and a third outside firm to provide advice and recommendations and respond to specific inquiries at any time.

Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank’s capital and unimpaired surplus. This limit will increase or decrease as the bank’s capital increases or decreases. Based upon the capitalization of the bank as of March 31, 2007, our legal lending limit was approximately $7.2 million. We sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of this limit.

Deposit Services

One of our principal sources of funds is core deposits (deposits other than time deposits of $100,000 or more). As of March 31, 2007, approximately 80.7% of our total deposits were obtained from within our branch network. We also rely on time deposits of $100,000 or more to support our growth, which we generally obtain through brokers with whom we maintain ongoing relationships. We do not obtain time deposits of $100,000 or more through the internet. As of March 31, 2007, 18.0% of our total deposits consisted of out-of-market time deposits of $100,000 or more.

We offer a full range of deposit services, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. We regularly review our deposit rates to ensure that we remain competitive in our markets.

Trust and Investment Management Services

Since August 15, 2002, we have offered trust and investment management services through an alliance with Colonial Trust Company, a South Carolina private trust company established in 1913 with offices in Greenville and Spartanburg. This arrangement allows our consumer and commercial customers access to a wide variety of services provided by Colonial Trust Company, including trust services, professional portfolio management, estate administration, individual financial and retirement planning, and corporate retirement planning services. We receive a residual fee from Colonial Trust Company based on a percentage of the aggregate assets under management generated by referrals from the bank.

Wholesale Mortgage Services

In January 2007, we opened a wholesale mortgage division to originate residential real estate mortgage loans through other community banks and mortgage brokers primarily in South Carolina. Loans originated through our wholesale mortgage division are typically sold into the secondary market within approximately a week and generate fee income. We do not retain servicing rights with respect to any loans sold through our wholesale mortgage services division. We offer a wide variety of conforming and non-conforming programs with fixed and variable options, as well as FHA/VA and construction/permanent products to our customers.

Other Banking Services

We offer other bank services including safe deposit boxes, traveler’s checks, direct deposit, United States savings bonds, and banking by mail. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We provide ATM transactions to our customers at no charge; however, we receive ATM transaction fees from transactions performed at our branches by persons who are not customers of the bank. We are associated with the Cirrus and Pulse ATM networks, which are available to our customers throughout the country. Since we outsource our ATM services, we are charged related transaction fees from our ATM service provider. We have contracted with an outside vendor to provide our core data processing services and our ATM processing. Given our current size, we believe that outsourcing these services reduces our overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fee charged is directly related to the number of loan and deposit accounts and the related number of transactions we have during the period.

First National Online, our internet website www.firstnational-online.com, provides our customers access to internet banking services, including electronic bill payment services and cash management services including account-to-account transfers. The internet banking services are provided through a contractual arrangement with an outside vendor.

We offer our customers insurance services, including life, long term care, and annuities through vendors associated with the South Carolina Bankers Association. Additionally, we provide equipment leasing arrangements through an outside vendor.

Competition

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in the Spartanburg, Charleston, Greenville, Columbia and Rock Hill markets and elsewhere.

As of June 30, 2006, there were 13 other financial institutions in Spartanburg County, 21 other financial institutions in Charleston County, 28 other financial institutions in Greenville County, 18 other financial institutions in Richland County, and 11 other financial institutions in York County. We compete with institutions in these markets both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, and Wachovia. These institutions offer some services, such as extensive and established branch networks, that we do not provide. Other local or regional financial institutions, such as First Citizens Bank of South Carolina and Arthur State Bank in Spartanburg, The Bank of South Carolina and Community FirstBank in Charleston, and Greenville First Bank and Grand South Bank in Greenville have considerable business relationships and ties in their respective communities that assist them in competing for and attracting customers.

We also compete with credit unions in attracting deposits from retail customers. Additionally, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

We believe that our emphasis on decision-making by our market executives and our management’s and directors’ ties to the communities in which we operate provide us with a competitive advantage over our larger competitors.

Employees

As of June 1, 2007, the company had 125 employees, of which 112 were full-time. These employees provide a majority of their services to our bank subsidiary.

Properties

The following table provides information about our properties:

Location	Owned/Leased	Expiration	Square Footage and Description
Spartanburg County, South Carolina

Corporate Headquarters and Main Office 215 North Pine Street Spartanburg, South Carolina	Leased(1)	02/15/2032	Approximately 3.0 acre site which includes a 15,000 square foot building with office space and a full-service branch as well as an additional 14,500 square feet of finished space housing our operations center opened in April 2001

2680 Reidville Road Spartanburg, South Carolina	Owned/Leased(2)	05/30/2020	3,500 square foot branch office opened in 2000

3090 Boiling Springs Road Boiling Springs, South Carolina	Leased(1)	02/15/2032	3,000 square foot branch office opened in 2002

Charleston County, South Carolina

Market Headquarters 140 East Bay Street Charleston, South Carolina	Leased	08/31/2016	5,379 square foot office and full-service branch in historic downtown Charleston opened in April 2007

651 Johnnie Dodds Blvd. Mount Pleasant, South Carolina	Owned(3)	N/A	1,700 square foot branch office which we purchased for $800,000 in May 2007 after leasing since May 2005

260 Seven Farms Dr., Suite B Daniel Island, South Carolina	Leased	01/31/2009	853 square foot loan production office opened in February 2006

Greenville County, South Carolina

Market Headquarters 3401 Pelham Road Greenville, South Carolina	Owned(3)	N/A	6,000 square foot permanent full-service branch office and market headquarters opened in June 2007

3453 Pelham Road, Suite 101 Greenville, South Carolina	Leased	06/30/2007	1,800 square foot temporary branch office until permanent Pelham Road location was opened in June 2007

713 Wade Hampton Blvd. Greer, South Carolina	Owned(3)	N/A	3,000 square foot full-service branch office to be opened in the summer of 2007 after completion of extensive renovations

200 North Main Street Suite 200 Greenville, South Carolina	Leased	10/31/2008	1,700 square foot office housing our wholesale mortgage division opened in January 2007

Richland County, South Carolina

725 Crosshill Road Columbia, South Carolina	Leased	12/31/2007	2,400 square foot loan production office opened in January 2006

York County, South Carolina

724 Arden Way, Suite 230 Rock Hill, South Carolina	Leased	03/01/2008	1,188 square foot loan production office opened in February 2007

(1)	These properties were part of the sale/leaseback transaction the company entered into in February 2007 with First National Holdings, LLC, a limited liability company owned by nine non-management directors. See “Certain Relationships and Related Transactions” for a more detailed description of this transaction.

(2)	We have a ground lease for the land and own the building and land improvements.

(3)	We anticipate entering into a sale/leaseback transaction in July 2007 with an unaffiliated third party with respect to these properties.

As part of our strategy to minimize our nonearning assets, we may exercise future sale/leaseback transactions for the remaining properties owned by us. As part of our growth and expansion strategy, we may contract to acquire additional sites in the future to further expand our branch network and support infrastructure growth. We analyze each transaction to determine whether owning or leasing the real property is the most efficient method of ownership of these properties and may contract to sell and lease back future acquired sites.

Legal Proceedings

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. As of the date of this prospectus we are not aware of any threatened or pending legal proceedings against us or our bank subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus.

All per share data reflect the 3-for-2 common stock splits distributed on March 1, 2004 and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Overview

Our business strategy has produced consistent growth in assets, loans and deposits, with strong earnings performance. We became cumulatively profitable during the third quarter of 2003, and we have been profitable in each quarter since recording our first quarterly profit in the fourth quarter of 2001.

The following table sets forth selected measures of our financial performance for the periods indicated.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Dollar amounts in thousands)
Total revenue(1)	$4,622	$3,522	$16,240	$11,366	$8,283
Net income	852	697	4,052	2,835	1,815
Total assets	508,511	359,181	465,382	328,679	236,344
Total loans(2)	416,886	287,987	379,490	251,405	188,507
Total deposits	$408,678	$294,352	$376,701	$271,695	$191,811

(1)	Total revenue equals net interest income plus total noninterest income
(2)	Includes nonperforming loans; net of unearned income

Like most financial institutions, we derive the majority of our income from interest we receive on our interest-earning assets, such as loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through other sources, such as fees and surcharges to our customers and income from the sale and/or servicing of financial assets such as loans and investments. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and that are consistent with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in footnote 1 to our audited consolidated financial statements as of December 31, 2006.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the creditworthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements. Please see “Allowance for Loan Losses” for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Summary

Three Months Ended March 31, 2007 and 2006

Our net income was $852,000, or $0.19 per diluted share, for the quarter ended March 31, 2007, as compared with $697,000, or $0.16 per diluted share, for the quarter ended March 31, 2006. The $155,000, or 22.2%, increase in net income over the same period in 2006 was primarily driven by a $951,000, or 31.6%, increase in net interest income. The increase in net interest income was due primarily to the growth of our loan portfolio, which is largely made up of variable-rate loans. In our deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for the three months ended March 31, 2007 versus March 31, 2006. Increased net interest income was partially offset by an increase of 39.7%, or $845,000, in noninterest expense. Each of the underlying components of noninterest expense increased during the first quarter of 2007 as a result of the various costs associated with our growth, including the addition of our wholesale mortgage division in January 2007. In addition, noninterest income for the three months ended March 31, 2007, increased by $149,000, or 28.8%, over the same period in 2006, primarily due to fees and premiums generated from the wholesale mortgage division.

Our return on average assets decreased ten basis points to 0.72% for the quarter ended March 31, 2007 when compared to 0.82% for the quarter ended March 31, 2006. This decline is the direct result of the decrease in the net interest margin from 3.66% for the three months ended March 31, 2006, to 3.45% for the three months ended March 31, 2007. The impact of the decrease in the net interest margin was partially offset by loan volume during the quarter. Loan volume contributed approximately $2.3 million to the $951,000 increase in our net interest income for the three months ended March 31, 2007 as compared to the same period in 2006, while increased loan rates on our existing portfolio generated only $500,000 of net interest income. As noted in the Changes in Net Interest Income table under Analysis of Changes in Net Interest Income, below, deposit rates contributed slightly more cost than deposit growth did. Our return on average equity increased slightly from 12.34% for the quarter ended March 31, 2006, to 12.44% for the quarter ended March 31, 2007, due to our increase in net income.

Our efficiency ratio decreased from 60.37% for the three months ended March 31, 2006, to 64.32% for the three months ended March 31, 2007. This decline in efficiency is due to noninterest expense increasing by $845,000, or 39.7%, over the same period last year, while net interest income and noninterest income experienced relatively smaller percentage increases of 31.6% and 28.8%, respectively. This result is primarily due to additional expenses that were incurred as a result of our continued expansion through branching and loan production offices, as well as the corresponding increase in supporting infrastructure. In addition, we began to incur fixed general and administrative expenses during the quarter ended March 31, 2007, related to our wholesale mortgage division.

Years Ended December 31, 2006, 2005, and 2004

Our net income was $4.0 million, or $0.94 per diluted share, for the year ended December 31, 2006, as compared with $2.8 million, or $0.73 per diluted share, for the year ended December 31, 2005. The 42.9% increase in net income over 2005 was primarily driven by a $4.7 million, or 48.9%, increase in net interest income. The increase in net interest income was due primarily to the growth of our loan portfolio, which is largely made up of variable-rate loans. The favorable blend of variable-rate to fixed-rate loans more than offset the increase in deposits. In our deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for 2006. Our net income was $2.8 million, or $0.73 per diluted share, for the year ended December 31, 2005, as compared with $1.8 million, or $0.49 per diluted share, for the year ended December 31, 2004. The 55.6% increase in net income over 2004 was primarily driven by a 46.0% increase in net interest income. In 2005, growth in the loan portfolio was also the main contributing factor to the increase in net interest income. While 2005 loan growth contributed almost twice the increased interest income as loan rates, 2005 deposit growth and rates were almost evenly matched in their costs.

Our return on average assets increased four basis-points from 1.01% in 2005 to 1.05% in 2006. We were able to accomplish this result due to an increase in the net interest margin from 3.53% in 2005 to 3.79% in 2006, an increase in average loans as a percentage of average earning assets from 82.3% as of December 31, 2005, to 84.3% as of December 31, 2006, and a decrease in the efficiency ratio from 56.98% in 2005 to 54.81% in 2006. While the increase in net interest margin is significant, in 2006, the increased loan volume was the dominant force behind our improved return on average assets. Loan volume contributed approximately $6.4 million to the increase in our net interest income of $4.6 million, while loan rates generated $4.3 million. As noted in the Changes in Net Interest Income table under Analysis of Changes in Net Interest Income, deposit rates contributed disproportionately more cost than deposit growth did. Our return on average assets of 1.01% for 2005 was a 16.1% increase over the result of 0.87% for 2004. We were able to accomplish this result due to an increase in the net margin from 3.26% in 2004 to 3.53% in 2005, an increase in average loans as a percentage of average earning assets from 80.6% as of December 31, 2004, to 82.3% as of December 31, 2005, and a decrease in the efficiency ratio of 56.98% during 2005 from 59.94% in 2004.

Our return on average equity decreased by 90 basis points from 17.72% in 2005 to 16.82% in 2006. This decrease is primarily due to the 50.6% increase in average equity from year to year due to receiving $6.3 million in net proceeds from the completion of our secondary stock offering in December 2005. Our return on average equity increased by 27.8% to 17.72% for 2005 from 13.87% in 2004 as we continued to leverage our existing capital. We also obtained additional capital during the year from an offering of our common stock that closed in December 2005.

Net Interest Income

Our primary source of revenue is net interest income. The level of net interest income is determined by the balances of interest-earning assets and interest-bearing liabilities and successful management of the net interest margin. In addition to the growth in both interest-earning assets and interest-bearing liabilities, and the timing of repricing of these assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities.

Three Months Ended March 31, 2007 and 2006

Our net interest income increased $951,000, or 31.6%, to $4.0 million for the quarter ended March 31, 2007, from $3.0 million for the same period in 2006. The increase in net interest income was due primarily to the growth of our loan portfolio, as reflected in the increase of our average earning assets of 39.9% which was partially offset by a decrease in our net interest margin of 21 basis points from 3.66% to 3.45% for the first quarter of 2006 and 2007, respectively. The decrease in the net interest margin is primarily attributable to the repricing of time deposits at proportionately higher rates due to the increases in the prime rate that have occurred since these deposits were originated. The growth in net interest income resulted from an increase of $3.0 million in interest income to $8.9 million for the quarter ended March 31, 2007, from $5.9 million for the same period in 2006, partially offset by an increase of $2.1 million in interest expense for the quarter ended March 31, 2007 as compared to the same period in 2006.

During the quarter ended March 31, 2007, our average loan portfolio (excluding wholesale mortgage loans held for sale) increased 43.9%, or $118.4 million, over the same period in 2006. Our decision to grow the loan portfolio at the current pace has resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments. As of March 31, 2007, loans represented 82.0% of total assets while investments and federal funds sold represented 13.5% of total assets.

The following table sets forth, for the quarters ended March 31, 2007 and 2006, information related to our average balances, yields on average assets, and costs of average liabilities. We derived average balances from the daily balances throughout the periods indicated. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include non-accrual loans. Interest income recognized on non-accrual loans has been included in interest income.

	Average Balances, Income and Expenses, and Rates For the Three Months Ended March 31,
	2007			2006
	Average Balance	Income/ Expense	Yield/ Rate*	Average Balance	Income/ Expense	Yield/ Rate*
Loans, excluding held for sale	$387,857	$8,059	8.31%	$269,439	$5,233	7.77%
Mortgage loans held for sale	2,940	38	5.17%	—	—	—
Investment securities	64,400	744	4.62%	45,501	476	4.18%
Federal funds sold and other	3,729	54	5.79%	13,117	151	4.60%

Total interest-earning assets	$458,926	$8,895	7.75%	$328,057	$5,860	7.15%

Time deposits	$239,851	$2,970	4.95%	$182,180	$1,871	4.11%
Savings & money market	72,968	815	4.47%	56,160	484	3.45%
NOW accounts	36,392	284	3.12%	24,642	110	1.79%
FHLB advances	38,363	457	4.77%	26,514	271	4.09%
Junior subordinated debentures	13,403	252	7.52%	6,346	119	7.50%
Federal funds purchased and short-term borrowings	11,853	161	5.43%	—	—	—

Total interest-bearing liabilities	$412,830	$4,939	4.79%	$295,842	$2,855	3.86%

Net interest spread			2.96%			3.29%
Net interest income/margin		$3,956	3.45%		$3,005	3.66%

*	Annualized for the three-month period.

The net interest spread, which is the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 2.96% for the quarter ended March 31, 2007, compared to 3.29% for the quarter ended March 31, 2006. Our consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.45% for the quarter ended March 31, 2007, as compared to 3.66% for the quarter ended March 31, 2006.

During the quarter ended March 31, 2007, earning assets averaged $458.9 million, compared to $328.0 million for the same period in 2006. Average interest earning assets exceeded average interest bearing liabilities by $46.1 million and $32.2 million for the quarters ended March 31, 2007 and 2006, respectively. Our higher level of average interest-earning assets compared to interest-bearing liabilities in the 2007 period resulted from the deliberate growth of our loan portfolio, which outpaced average deposit growth by more than $35 million for each of the respective quarters ended March 31, 2007 and 2006.

The decrease in our net interest spread and our net interest margin from the quarter ended March 31, 2006, to the quarter ended March 31, 2007, was principally due to the faster repricing of our average interest-bearing liabilities relative to the increase in yields on average interest-earning assets. The primarily variable rate loan portfolio increased from 82.1% to 85.2% as a percentage of our average earning assets from 2006 to 2007. This increase was partially offset by an increase in our higher priced time deposits of approximately $58 million on average from 2006 to 2007. We expect to see growth in our core deposits in the next three months from the addition of our new full-service branch in downtown Charleston opened in April 2007, the opening of another new full-service branch in Greer, South Carolina in the summer of 2007, and the relocation of the Greenville temporary branch to its permanent location on Pelham Road, which should allow us to reduce our reliance on higher cost wholesale funding and time deposits. As of March 31, 2007, we utilized wholesale funding in the form of brokered certificates of deposit (“CDs”) of approximately $74 million, which represented approximately 18% of total deposits.

Years Ended December 31, 2006, 2005, and 2004

Our net interest income increased $4.7 million, or 48.9%, to $14.2 million in 2006, from $9.5 million in 2005. Our net interest income increased $3.0 million, or 46.2%, to $9.5 million in 2005, from $6.5 million in 2004. The increase in net interest income was due primarily to the growth of our loan portfolio, as reflected in an increase in our average earning assets of 38.4% and an increase in our net interest margin of 26 basis points during 2006 and an increase in our average earning assets of 35.1% during 2005 over 2004. Our decision to grow our loan portfolio at the current pace has resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments.

Our net interest income has also been positively influenced by the increase in our net interest margin following the 17 increases in the prime rate of interest since 2004 for a total of 425 basis points. Since we are asset-sensitive over a one-year time period, we expect our net interest income on our existing earning asset base to increase when the prime rate rises.

The following table sets forth, for the years ended December 31, 2006, 2005, and 2004, information related to our average balances, yields on average assets, and costs of average liabilities. We derived average balances from the daily balances throughout the periods indicated. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income.

Average Balances, Income and Expenses, and Rates

	For the Years Ended December 31,
	2006			2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Loans	$314,610	$26,237	8.34%	$222,026	$15,461	6.96%	$160,914	$8,926	5.55%
Investment securities	52,423	2,329	4.44%	39,683	1,581	3.98%	35,352	1,420	4.02%
Federal funds sold and other	6,220	320	5.14%	8,037	299	3.72%	3,387	78	2.30%

Total interest-earning assets	$373,253	$28,886	7.74%	$269,745	$17,341	6.43%	$199,653	$10,424	5.22%

Time deposits	$201,957	$9,129	4.52%	$144,082	$5,000	3.47%	$121,434	$3,115	2.56%
Savings & money market	57,962	2,331	4.02%	42,865	1,141	2.66%	18,926	170	0.90%
NOW accounts	28,933	674	2.33%	21,907	343	1.57%	19,026	112	0.59%
FHLB advances	33,421	1,570	4.70%	27,966	925	3.31%	13,657	269	1.97%
Junior subordinated debentures	11,663	877	7.52%	6,186	380	6.14%	5,155	236	4.58%
Federal funds purchased	2,612	144	5.51%	1,329	41	3.01%	549	10	1.82%

Total interest-bearing liabilities	$336,548	$14,725	4.38%	$244,335	$7,830	3.20%	$178,747	$3,912	2.19%

Net interest spread			3.36%			3.23%			3.03%
Net interest income		$14,161			$9,511			$6,512

Net interest margin			3.79%			3.53%			3.26%
Noninterest-bearing demand deposits	$23,056			$18,009			$15,641

The net interest spread, which is the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.36% for the year ended December 31, 2006, compared to 3.23% for the year ended December 31, 2005. Our consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.79% for the year ended December 31, 2006, as compared to 3.53% for the year ended December 31, 2005.

The increase in our net interest spread and our net interest margin from 2005 to 2006 was principally due to the faster increase in yields on average interest-earning assets relative to the repricing of our average interest-bearing liabilities following the twelve increases in the prime rate during 2005 and 2006. The relative increase in our average loans as a percentage of average earning assets from 2005 to 2006 also contributed to the increase in our net interest margin during the year. We anticipate that growth in loans will continue to drive the growth in assets and the growth in net interest income. Changes in interest rates paid on assets and liabilities, the rate of growth of the asset and liability base, the ratio of interest-earning assets to interest-bearing liabilities and management of the balance sheet’s interest rate sensitivity all factor into changes in net interest income. Therefore, we may not be able to continue to sustain the increases in net interest income that we have achieved in the past.

Analysis of Changes in Net Interest Income

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The change in net interest income is primarily due to the increases in volume of both loans and deposits and changes in average rates.

The following tables set forth the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Three Months Ended
	March 31, 2007 vs. 2006 Increase (Decrease) Due to			March 31, 2006 vs. 2005 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-Earning Assets
Federal funds sold and other	$(108)	$11	$(97)	$1,180	$1,020	$2,200
Investment securities	198	71	269	75	31	106
Mortgage loans held for sale	38	—	38	—	—	—
Loans(1)	2,300	525	2,825	74	45	119

Total interest-earning assets	$2,428	$607	$3,035	$1,329	1,096	$2,425

Interest-Bearing Liabilities
Deposits	$789	$815	$1,604	$494	$831	$1,325
FHLB advances	121	65	186	43	61	104
Junior subordinated debentures	132	1	133	2	35	37
Federal funds purchased and short term borrowings	—	161	161	(3)	—	(3)

Total interest-bearing liabilities	$1,042	$1,042	$2,084	$536	$927	$1,463

Net interest income	$1,386	$(435)	$951	$793	$169	$962

(1)	Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

	Changes in Net Interest Income
	For the Years Ended December 31, 2006 vs. 2005 Increase (Decrease) Due to			For the Years Ended December 31, 2005 vs. 2004 Increase (Decrease) Due to			For the Years Ended December 31, 2004 vs. 2003 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-Earning Assets
Federal funds sold and other	$(68)	$89	$21	$173	$48	$221	$(129)	$79	$(50)
Investment securities	507	240	747	173	(12)	161	296	7	303
Loans(1)	6,444	4,329	10,773	4,256	2,279	6,535	2,674	(100)	2,574

Total interest-earning assets	$6,883	$4,658	$11,541	$4,602	$2,315	$6,917	$2,841	$(14)	$2,827

Interest-Bearing Liabilities
Deposits	$2,469	$3,180	$5,649	$1,462	$1,625	$3,087	$985	$(457)	$528
FHLB advances	181	465	646	473	183	656	95	21	116
Federal funds purchased	39	65	104	24	7	31	10	—	10
Junior subordinated debentures	336	162	498	63	81	144	231	1	232

Total interest-bearing liabilities	$3,025	$3,872	$6,895	$2,022	$1,896	$3,918	$1,321	$(435)	$886

Net interest income	$3,858	$786	$4,650	$2,580	$419	$2,999	$1,520	$421	$1,941

(1)	Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

Provision for Loan Losses

At the end of each quarter or more often, if necessary, we analyze the collectibility of our loans and accordingly adjust the loan loss allowance to an appropriate level. Our loan loss allowance covers estimated credit losses on individually evaluated loans that are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan portfolio. Our process for determining an appropriate level for the loan loss allowance is based on a comprehensive, well-documented, and consistently applied analysis of our loan portfolio. We consider all significant factors that affect the collectibility of the portfolio and support the credit losses estimated by this process. We have an effective loan review system and controls (including an effective loan grading system) that identify, monitor, and address asset quality problems in an accurate and timely manner. We evaluate any loss estimation model before it is employed and document inherent assumptions and adjustments. We promptly charge off loans that we determine are uncollectible. It is essential that we maintain an effective loan review system that works to ensure the accuracy of our internal grading system and, thus, the quality of the information used to assess the appropriateness of the loan loss allowance. Our board of directors is responsible for overseeing management’s significant judgments and estimates pertaining to the determination of an appropriate loan loss allowance by reviewing and approving our written loan loss allowance policies, procedures and model quarterly.

In arriving at our loan loss allowance, we consider those qualitative or environmental factors that are likely to cause credit losses, as well as our historical loss experience. Because of our relatively short history, we also factor in a five-year trend of peer data on historical losses. In addition, as part of our model, we consider changes in lending policies and procedures, including changes in underwriting standards, and collection, chargeoff, and recovery practices not considered elsewhere in estimating credit losses, as well as changes in regional and local economic and business conditions. Further, we factor in changes in the nature and volume of the portfolio and in the terms of loans, changes in the experience, ability, and depth of lending management and other relevant staff, the volume of past due and nonaccrual loans, as well as adversely graded loans, changes in the value of underlying collateral for collateral-dependent loans, and the existence and effect of any concentrations of credit. Please see the discussion below under “Allowance for Loan Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Three Months Ended March 31, 2007 and 2006

Our provision for loan losses was $339,000 for the three months ended March 31, 2007, and $343,000 for the same period in 2006. The allowance for loan losses was reduced to 1.02% of gross loans outstanding as of March 31, 2007, from 1.05% as of March 31, 2006. The decrease in this ratio reflects management’s opinion of the level of credit quality of our loan portfolio and other factors, such as net chargeoffs remaining stable from year to year. Management continues to review and evaluate the allowance for loan losses based on the performance of the loan portfolio.

Years Ended December 31, 2006, 2005, and 2004

Our provision for loan losses was $1,192,000, $594,000 and $679,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The percentage of allowance for loan losses was reduced to 1.0% of gross loans outstanding as of December 31, 2006, from 1.08% as of December 31, 2005. The decrease in this ratio reflects management’s opinion of the level of credit quality in the loan portfolio and other factors, such as net chargeoffs remaining stable from year to year and nonperforming assets continuing to be low as a percentage of total assets. The increase in the provision for loan losses for the year ended December 31, 2006, is primarily due to the 50.9% growth of the loan portfolio from December 31, 2005. Management continues to review and evaluate the provision for loan losses based on the performance of the loan portfolio.

Noninterest Income

Three Months Ended March 31, 2007 and 2006

The following table sets forth information related to the various components of our noninterest income.

	For the Three Months Ended March 31,
	2007	2006
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$272	$246
Mortgage banking income	122	—
Loan service charges and fees	86	45
Gain on sale of guaranteed portion of SBA loans	60	83
Mortgage loan fees from correspondent bank	52	43
Gain on sale of securities available for sale	—	32
Other	74	68

Total noninterest income	$666	$517

Noninterest income for the three months ended March 31, 2007, was $666,000, a net increase of 28.8% compared to noninterest income of $517,000 during the same period in 2006. This increase is primarily due to income earned from fees and premiums from the wholesale mortgage division, which was formed on January 29, 2007, and generated fee income of $122,000 during the quarter ended March 31, 2007. In addition, service charges and fees on deposit accounts increased by $26,000, or 10.6%, from 2006 to 2007, resulting from the growth in the number of deposit accounts.

Years Ended December 31, 2006, 2005, and 2004

The following table sets forth information related to the various components of our noninterest income.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$1,080	$961	$866
Gain on sale of guaranteed portion of SBA loans	322	441	348
Loan service charges and fees	220	163	127
Mortgage loan fees from correspondent banks	179	135	103
Gain on sale of investment securities	33	—	160
Other	245	155	167

Total noninterest income	$2,079	$1,855	$1,771

Noninterest income for the year ended December 31, 2006, was $2.1 million, a net increase of 12.1% compared to noninterest income of $1.9 million during the same period in 2005. Excluding the nonrecurring gain on the sale of investment securities of $33,000 realized in 2006, noninterest income for the year ended December 31, 2006, increased by $191,000, or 10.3%, over 2005. Excluding the nonrecurring gain on the sale of investment securities of $160,000 realized in 2004, noninterest income for the year ended December 31, 2005, increased by $244,000, or 15.1%, over 2004.

This increase from December 31, 2005 to December 31, 2006 occurred primarily due to increases in service charges and fees on deposit accounts resulting from growth in the number of deposit accounts. Gains recognized on the sale of the guaranteed portion of SBA loans decreased 27% from 2005 to 2006; however, the 58% increase in other income to $245,000 was primarily due to $106,000 in SBA servicing income on previously sold loans. Loan service charges and fees and fees from correspondent banks on the origination of mortgage loans increased 35.0% and 32.6%, respectively, from 2005 to 2006.

The increase from December 31, 2004 to December 31, 2005, occurred primarily due to the increases in service charges and fees on deposit accounts resulting from growth in the number of deposit accounts. Gains recognized on the sale of the guaranteed portion of SBA loans increased 26.7% from 2004 to 2005 as a result of a full year of loan production from the small business lending division during 2005 that opened in March 2004. Loan service charges and fees and fees from correspondent banks on the origination of mortgage loans increased 28.3% and 31.1%, respectively, from 2004 to 2005.

Noninterest Expenses

Three Months Ended March 31, 2007 and 2006

The following table sets forth information related to the various components of our noninterest expenses.

	For the Three Months Ended March 31,
	2007	2006
	(Dollar amounts in thousands)
Salaries and employee benefits	$1,731	$1,255
Occupancy and equipment expense	375	236
Data processing and ATM expense	174	137
Public relations	169	147
Professional fees	146	69
Telephone and supplies	89	76
Other	288	207

Total non-interest expense	$2,972	$2,127

Noninterest expense was $3.0 million and $2.1 million for the three months ended March 31, 2007 and 2006, respectively. The most significant item included in noninterest expense is salaries and employee benefits, which totaled $1.7 million for the three months ended March 31, 2007, as compared to $1.3 million for the same period in 2006, an increase of 37.9%. This increase reflects the cost of additional personnel to support our expansion into new markets, particularly our Greenville full-service branch and the Rock Hill loan production office, both new cost centers since the period ended March 31, 2006.

Occupancy and equipment expense was $375,000 and $236,000 for the three months ended March 31, 2007 and 2006, respectively. This 58.9% increase reflects expenses for the Rock Hill loan production office opened in February 2007, a full quarter of expenses for the loan production offices in Columbia and Daniel Island opened in January and February 2006, respectively, and rental expenses on the corporate headquarters/main office branch and the Boiling Springs branch resulting from the sale/leaseback transaction completed in February 2007.

Public relations expense increased by $22,000, or 15.0%, to $169,000 for the three months ended March 31, 2007, as compared to $147,000 for the same period in 2006, primarily due to increased community and shareholder relations expenditures and continued expansion of print and television media advertising as a result of our increasing customer base and our expansion into the Charleston, Columbia, Greenville and Rock Hill markets.

Data processing and ATM expense were $174,000 and $137,000 for the three months ended March 31, 2007 and 2006, respectively. A majority of the 27.0% increase reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in our customer base. We have contracted with an outside computer service company to provide our core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

Professional fees increased by $77,000, or 112%, to $146,000 for the three months ended March 31, 2007. The increase reflects costs related to our preparation for the compliance with the requirements outlined by Section 404 of the Sarbanes-Oxley Act of 2002. We have hired an outside consultant to assist us in this process. In addition, the three months ended March 31, 2007, reflect increased expenses for the services of our third party internal auditor for various department and branch audits and for the services of our third party loan reviewer. During the three months ended March 31, 2006, we relied on our bank-employed internal auditor in conjunction with our third party consultant to jointly perform the internal audit function. Our bank’s expansion and the continual focus on loan quality, internal controls and performance drove these increased costs during the three months ended March 31, 2007.

Included in the line item “other,” which increased $81,000, or 39.1%, for the three months ended March 31, 2007, as compared to the same period in 2006, are charges for insurance premiums, fees paid to our board of directors and our advisory board in the Charleston market, postage, printing and stationary expense, and various customer-related expenses.

A majority of the increases in these expenditures reflects the costs of additional personnel hired to support our growth, including staff for the Greenville full-service branch which opened in October 2006 and for the wholesale mortgage division in downtown Greenville which opened in January 2007, additional lenders hired in the Columbia, Charleston and Rock Hill markets, and staff for our growing loan and deposit operations.

Although we recognize the importance of controlling noninterest expenses to improve profitability, we are also committed to retaining our team of well-trained officers and staff, maintaining a highly technical operations function and pursuing a professional marketing program.

Years Ended December 31, 2006, 2005, and 2004

The following table sets forth information related to the various components of our noninterest expenses.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Salaries and employee benefits	$5,128	$3,744	$2,783
Occupancy and equipment	1,046	660	562
Public relations	609	378	308
Data processing and ATM expense	587	487	378
Telephone and supplies	295	211	137
Professional fees	284	251	231
Other	952	745	567

Total noninterest expense	$8,901	$6,476	$4,966

Noninterest expense was $8.9 million, $6.5 million, and $5.0 million for the years ended December 31, 2006, 2005, and 2004, respectively. The majority of the increase of 30.0% from 2004 to 2005 and 37.4% from 2005 to 2006 reflect the increase in the cost of salaries and other variable expenses to support our growth. Although total noninterest expense increased $2.4 million in 2006 and $1.5 million in 2005, continued efficiency of banking operations resulted in this category increasing only 37.4% in 2006 and 30.0% in 2005 while total revenue (net interest income plus noninterest income) increased by 42.9% in 2006 and 37.2% in 2005.

The most significant item included in noninterest expense is salaries and employee benefits, which totaled $5.1 million, $3.7 million and $2.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Occupancy and equipment expenses were $1.0 million, $660,000 and $562,000 for the years ended December 31, 2006, 2005 and 2004, respectively. This increase in occupancy and equipment expenses is a result of opening the additional loan production offices in Columbia and Daniel Island during January and February 2006 and converting the Mount Pleasant loan production office to a full-service branch in October 2005, as well as the addition of the temporary Greenville branch in October 2006. In addition, we relocated our operations staff to a temporary facility in Spartanburg during April 2005 as we prepared to expand our main office in Spartanburg to accommodate these staff as well as support future growth.

Public relations expense was $609,000, $378,000, and $308,000 for the years ended December 31, 2006, 2005, and 2004, respectively. The 61.1% increase in 2006 and 22.7% increase in 2005 were primarily due to increased community relations expenditures and continued expansion of print and television media advertising as a result of our increasing customer base and expansion into additional markets. In addition, we began to incur listing fees for our stock on The NASDAQ Global Market beginning in November 2005.

Data processing and ATM expense were $587,000, $487,000 and $378,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of the increase of 20.5% in 2006 and 28.8% in 2005 reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in our customer base. We have contracted with an outside computer service company to provide our core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

Telephone and supplies increased from $211,000 in 2005 to $295,000 in 2006, an increase of 39.8%, which resulted primarily from our growing number of branches. Professional fees increased from $231,000 in 2004 to $251,000 in 2005, an increase of 8.7%, which resulted primarily from a charge of approximately $20,000 for consulting services in preparation for the offering of our common stock completed in December 2005.

Included in the line item “other,” which increased $207,000, or 27.8%, between 2006 and 2005 and $178,000, or 31.4%, between 2005 and 2004, are charges for insurance premiums, fees paid to our board of directors and our newly formed board in the Charleston market in 2006, postage, printing and stationery expense and various customer-related expenses.

Provision for Income Taxes

Income tax expense can be analyzed as a percentage of net income before income taxes.

Three Months Ended March 31, 2007 and 2006

The following table sets forth information related to our income tax expense.

	For the Three Months Ended March 31,
	2007	2006
Net income before income taxes	$1,311	$1,052
Provision for income taxes	459	355
Effective income tax rate	35.0%	33.7%

The increase in the effective income tax rate from the quarter ended March 31, 2006, to the respective period in 2007, occurred due to the relative increase in fully taxable income during the quarter, as compared to the previous year. Fully taxable income, such as interest income on loans, government agency investments and noninterest income from fees and charges, experienced much greater percentage increases from the three months ended March 31, 2006 to the three months ended March 31, 2007, than tax exempt income, such as earnings on nontaxable municipal securities and bank owned life insurance contracts.

Years Ended December 31, 2006, 2005, and 2004

The following table sets forth information related to our income tax expense.

	Years ended December 31,
	2006	2005	2004
	(Dollar amounts in thousands)
Provision for income taxes	$2,095	$1,461	$823
Net income before income taxes	6,147	4,296	2,638
Effective income tax rate	34.08%	34.00%	31.20%

Our effective tax rate for 2006 was consistent with 2005. This consistency was accomplished by increasing nontaxable securities by $90,000, or 34%, from the year ended December 31, 2005, to December 31, 2006. In addition, net interest income increased by $4.7 million, or 49%, compared to the overall increase in net income of $1.2 million, or 43%. The increase in the effective income tax rate from 2004 to 2005 occurred due to the relative increase in fully taxable income during the year. Although the net nontaxable income increased during the year from sources such as municipal securities investments was partially offset by a decline in earnings on bank owned life insurance contracts, fully taxable income such as interest income on loans and government agency investments and noninterest income from fees and charges experienced much greater percentage increases from 2004 to 2005.

Balance Sheet Review

General

As of March 31, 2007, we had total assets of $508.5 million, an increase of 9.3% over total assets of $465.4 million on December 31, 2006, which was an increase of 41.6% over total assets of $328.7 million on December 31, 2005. Total assets on March 31, 2007, December 31, 2006, and 2005, consisted of loans, net of unearned income, of $416.9 million, $379.5 million, and $251.4 million, respectively; securities available for sale of $65.5 million, $63.4 million, and $45.2 million, respectively; other assets of $12.1 million, $11.2 million, and $8.6 million, respectively; premises and equipment, net accumulated depreciation and amortization, of $4.2 million, $6.9 million, and $5.0 million, respectively; cash and due from banks of $5.6 million, $8.2 million, and $2.7 million, respectively; and federal funds sold and interest-bearing bank balances of $8.3 million, $5,000, and $18.6 million, respectively.

The interest-earning assets, consisting of loans net of unearned income, securities available for sale, federal funds sold, interest-bearing bank balances and other investments, grew to $494.9 million as of March 31, 2007, an increase of 10.9% over the balance of $446.3 million as of December 31, 2006, which was an increase of 40.5% over the balance of $317.5 million as of December 31, 2005. Although loan balances grew in the quarter ended March 31, 2007, loan production for the first quarter decreased compared to the quarter ended March 31, 2006. The three months ended March 31, 2006, reflect the increase in our acquisition and development (“A&D”) body of loans due to the opening of the Columbia loan production office in January 2006. This portion of the loan portfolio has remained consistently strong but the growth demonstrated in the three months ended March 31, 2006 has leveled to consistent production. The increase from December 31, 2005 to December 31, 2006 resulted primarily from the increase in loan originations, net of principal collections, from 2005 to 2006 of approximately $127.0 million due to our expansion into the Charleston market, which began in October 2004, and new production from lenders hired for the Columbia and Greenville markets during the fourth quarter of 2005 and the Daniel Island loan production office in the first quarter of 2006.

Also included in interest-earning assets are mortgage loans held for sale, a new asset resulting from the addition of the wholesale mortgage division. During the three months ended March 31, 2007, our wholesale mortgage division, combined with our previously existing retail mortgage staff, originated a total of approximately $33 million in loans to be sold to secondary market investors. Of these loans held for sale, approximately $20 million had been sold as of March 31, 2007, with approximately $13 million remaining on the balance sheet as mortgage loans held for sale. Because the quarter ended March 31, 2007 was the initial period of activity for the wholesale mortgage division, it also represented an investment of funds, as the loans generated outweighed the loans sold by approximately $13 million. Due to the nature of this division, loans held for sale typically are held for seven to ten days. The pressure on our liquidity, as evidenced in the net cash used in operating activities reflected on our consolidated income statement of cash flows for the period ended March 31, 2007, should diminish in future periods, as the ongoing activity of the wholesale mortgage division provides for funding of future loans with the proceeds from the sale of loans in the existing portfolio. The increase of $2.6 million in other assets during 2006 resulted primarily from the increase in our net interest margin as a result of twelve increases in the prime interest rate during 2005 and 2006, as well as the growth in interest-earning assets during 2005.

Premises and equipment decreased by approximately $2.7 million, net of purchases, during the three months ended March 31, 2007, due to the sale/leaseback transaction that took place during the quarter. In February 2007, we entered into an agreement with First National Holdings, LLC to sell and then lease back our corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and our full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for an aggregate sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. Our board of directors approved the agreement, with the interested directors abstaining from approval. In connection with this transaction, we also entered into an agreement which makes us liable for all remaining construction costs for the corporate operations center, which was under construction when we entered into the agreement but was completed in April 2007. We agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at our option.

The monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of SFAS No. 13, “Accounting for Leases (as amended).” If we exercise the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. As of March 31, 2007, construction on our operations center at our corporate headquarters in Spartanburg, our Greenville market headquarters and renovation of our Greer branch was underway, with construction in progress costs of approximately $1.8 million. Premises and equipment increased $1.9 million during 2006 primarily due to the ongoing construction of the Spartanburg operations center and the Greenville full-service branch, net of $409,000 in depreciation expense for 2006. As of December 31, 2006, construction on our operations center at our corporate headquarters in Spartanburg and our Greenville market headquarters was underway with construction costs to date totaling $1.0 million and $327,000, respectively. Renovations at the East Bay Street branch also were ongoing, with construction costs to date totaling $81,000. We completed construction of our corporate headquarters in Spartanburg in April 2007. We anticipate remaining related capital expenditures to be completed within the next six months, for an expected $1.3 million at all our construction sites.

For the period ended March 31, 2007, our non-core deposits included wholesale funding in the form of brokered CDs of approximately $74 million, an increase of $20 million over December 31, 2006. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the asset liability management committee. These guidelines limit our brokered CDs to 25% of total assets, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents. In addition, we do not obtain time deposits of $100,000 or more through the Internet. These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Our liabilities on March 31, 2007 were $480.7 million, an increase of 9.6% over liabilities as of December 31, 2006 of $438.4 million, which was an increase of 42.9% over liabilities as of December 31, 2005 of $306.7 million. As of March 31, 2007, our liabilities consisted primarily of deposits of $408.7 million, $49.8 million in Federal Home Loan Bank advances, and $13.4 million in junior subordinated debentures. As of December 31, 2006, our liabilities consisted primarily of deposits of $376.7 million, $37.4 million in Federal Home Loan Bank advances, $13.4 million in junior subordinated debentures and $8 million in federal funds purchased. The increase of $7.2 million in junior subordinated debentures from December 31, 2005, is the result of a pooled offering of trust preferred securities that closed on March 30, 2006.

Shareholders’ equity on March 31, 2007 was $27.8 million as compared to shareholders’ equity on December 31, 2006 of $27.0 million, as compared to shareholders’ equity on December 31, 2005 of $22.0 million. The increase of approximately $800,000, or 3%, from December 31, 2006 to March 31, 2007 can be attributed to the net income earned during the three months ended March 31, 2007. The increase of $5.0 million, or 22.5%, can be attributed primarily to the net income earned during 2006. Also contributing to the increase was the decrease in the unrealized loss on investment securities available for sale, net of tax, during 2006.

Federal Funds Sold and Interest-Bearing Bank Balances

As of March 31, 2007, our short-term overnight investments in federal funds sold and interest-bearing bank balances comprised 1.7% of total interest-earning assets of $494.9 million as compared to less than 1% of total interest-earning assets of $446.3 million on December 31, 2006, as compared to $18.6 million, or 6.0% of total interest-earning assets of $317.5 million on December 31, 2005. Although we experienced strong deposit growth during the three months ended March 31, 2007, a net increase in loans of $37 million from December 31, 2006 to March 31, 2007, offset our deposit growth, keeping our need for short-term overnight investments relatively consistent. Although we experienced record deposit growth during 2006, the decrease in cash and due from banks, federal funds sold and interest-bearing bank balances of approximately $13.1 million from 2005 to 2006 was due primarily to the net increase in loans from 2005 to 2006 of 51%.

Investments

On March 31, 2007, December 31, 2006, and 2005, our investment securities portfolio of $65.5 million, $63.4 million, and $45.1 million, respectively, represented approximately 13.2%, 14.2%, and 14.2% respectively, of our interest-earning assets. As of March 31, 2007, December 31, 2006, and 2005, we were invested in U.S. Government agency securities, mortgage-backed securities, and municipal securities with an amortized cost of $66.2 million, $64.1 million, and $46.2 million, respectively, for a net unrealized loss of $0.6 million, $0.7 million, and $1.0 million, respectively.

As a result of the strong growth in our loan portfolio and the historically low fixed rates during the past several years, we had maintained a lower than normal level of investments. As rates on investment securities have risen and additional capital and deposits have been obtained, we have increased the size of the investment portfolio.

Fair values and yields on our investments (all available for sale) as of March 31, 2007 and December 31, 2006 are shown in the following tables based on contractual maturity dates. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on municipal securities are presented on a tax equivalent basis.

			As of March 31, 2007
	Within one year		After one but within five years		After five but within ten years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollar amounts in thousands)
U.S. Government/government sponsored agencies	$990	4.00%	$10,771	4.62%	$4,102	5.56%	$—	—	$15,863	4.83%
Mortgage-backed securities	243	4.50%	6,262	4.19%	7,271	4.80%	21,043	5.05%	$34,819	4.84%
Municipal securities	—	—	1,009	2.70%	3,191	3.67%	10,647	4.05%	$14,847	3.88%

Total	$1,233	4.10%	$18,042	4.37%	$14,564	4.77%	$31,690	4.72%	$65,529	4.62%

			As of December 31, 2006
	Within one year		After one but within five years		After five but within ten years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollar amounts in thousands)
U.S. Government/government sponsored agencies	$—	—	$8,787	4.39%	$4,946	5.25%	$—	—	$13,733	4.70%
Mortgage-backed securities	261	4.50%	6,531	4.19%	7,581	4.80%	21,904	5.05%	36,277	4.84%
Municipal securities	—	—	—	—	3,564	3.39%	9,800	4.05%	13,364	3.87%

Total	$261	4.50%	$15,318	4.31%	$16,091	4.63%	$31,704	4.74%	$63,374	4.60%

The amortized cost and fair value of our investments (all available for sale) as of March 31, 2007 and December 31, 2006, 2005 and 2004, are shown in the following table.

	March 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollar amounts in thousands)
U.S. Government/government sponsored agencies	$16,105	$15,863	$13,969	$13,733	$9,500	$9,169	$6,500	$6,353
Mortgage-backed securities	35,204	34,819	36,729	36,277	28,070	27,378	23,998	23,871
Municipal securities	14,850	14,847	13,382	13,364	8,600	8,604	5,924	5,941

Total	$66,159	$65,529	$64,080	$63,374	$46,170	$45,151	$36,422	$36,165

We also maintain certain equity investments required by law that are included in the consolidated balance sheets as “other assets.” The carrying amounts of these investments as of March 31, 2007 and December 31, 2006, 2005 and 2004, consisted of the following:

	As of March 31, 2007	As of December 31,
		2006	2005	2004
	(Dollar amounts in thousands)
Federal Reserve Bank stock	$602	$602	$448	$330
Federal Home Loan Bank stock	3,080	2,356	1,674	1,405

We increased the level of Federal Reserve Bank (“FRB”) stock during 2006 to reflect the contribution of capital to the bank by the holding company from proceeds received from the issuance of approximately $7 million in trust preferred securities in March 2006. The level of Federal Home Loan Bank (“FHLB”) stock varies with the level of FHLB advances and increased during the three-month period ended March 31, 2007 and during 2006 to reflect the net increase in FHLB advances during those periods.

No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, we believe the carrying amounts are a reasonable estimate of fair value.

Loans

Since loans typically provide higher interest yields than do other types of interest-earning assets, we invest a substantial percentage of our earning assets in our loan portfolio. Average loans for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004 were $390.8 million, $314.6 million, $222.0 million, and $160.9 million, respectively. Total loans outstanding as of March 31, 2007, December 31, 2006, 2005 and 2004 were $416.9 million, $379.5 million, $251.4 million, and $188.5 million, respectively, before the allowance for loan losses.

The following table summarizes the composition of our loan portfolio as of March 31, 2007 and for each of the five years ended December 31, 2006.

	March 31, 2007		2006		2005		2004		2003		2002
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollar amounts in thousands)
Commercial and industrial	$27,950	6.91%	$25,604	6.75%	$20,902	8.31%	$20,255	10.74%	$24,869	19.07%	$15,867	17.04%
Commercial secured by real estate	270,991	67.05%	261,961	69.03%	152,726	60.75%	104,339	55.35%	57,622	44.18%	53,659	57.63%
Real estate—residential mortgages	99,084	24.52%	86,022	22.67%	71,900	28.60%	59,322	31.47%	42,830	32.84%	19,174	20.59%
Installment and other consumer loans	6,631	1.64%	6,458	1.70%	6,273	2.50%	4,977	2.64%	5,342	4.10%	4,591	4.93%
Unearned income	(496)	(0.12)%	(555)	(0.15)%	(396)	(0.16)%	(386)	(0.20)%	(242)	(0.19)%	(185)	(0.19)%

Loans, net of unearned income	$404,160	100.00%	379,490	100.00%	251,405	100.00%	188,507	100.00%	130,421	100.00%	93,106	100.00%
Mortgage loans held for sale(1)	12,726
Less—allowance for loan losses	(4,119)	1.02%	(3,795)	1.00%	(2,719)	1.08%	(2,258)	1.20%	(1,630)	1.25%	(1,164)	1.25%

Total loans, net	$412,767		$375,695		$248,686		$186,249		$128,791		$91,942

(1)	Prior to the addition of the wholesale mortgage division in January 2007, our retail mortgage staff originated loans to be sold to secondary market investors. Mortgage loans held for sale were grouped with “Real estate—residential mortgages” in the above table for years prior to 2007. Mortgage loans held for sale for the years ended 2006, 2005, 2004, 2003 and 2002 were $0, $633,000, $90,000, $0 and $0, respectively.

The principal component of our loan portfolio for all periods presented was loans secured by real estate mortgages. As the loan portfolio grows, the current mix of loans may change over time. We do not generally originate traditional long-term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The increase in our commercial loans secured by real estate from December 31, 2006, to March 31, 2007, is due to the new commercial real estate lending in the Spartanburg market, as well as the Charleston, Greenville and Rock Hill markets due to the expansion of our loan production offices in each of these markets.

The increase in our commercial loans secured by real estate from 2005 to 2006 is due to the relatively higher paydowns on residential real estate loans and new commercial real estate lending in the Charleston, Greenville and Columbia markets due to our expansion in each of these markets.

The increase in our commercial loans secured by real estate from 2004 to 2005 is due to the relatively higher paydowns on residential real estate loans and new commercial real estate lending in the Charleston and Greenville markets due to the expansion of our loan production offices in each of these markets.

We have significantly increased the number of our commercial lending officers over the last three years. We expect to continue to focus significant origination efforts in commercial real estate and commercial lending. The commercial real estate loans we originate are primarily secured by shopping centers, office buildings, warehouse facilities, retail outlets, hotels, motels and multi-family apartment buildings.

Commercial real estate lending entails significant additional risks compared to residential lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments and, as such may be subject, to a greater extent, to adverse conditions in the economy.

In dealing with these risk factors, we generally limit ourselves to real estate markets or to borrowers with which we have experience. We generally concentrate on originating commercial real estate loans secured by properties located within our market areas. In addition, approximately $26.2 million, or 9.6%, of our commercial real estate loans are secured by owner-occupied property with personal guarantees for the debt.

While our residential mortgages secured by real estate have increased each year, these loans have decreased relative to our overall loan portfolio each year since 2003. This decrease is due in part to the amortizing nature of these loans. In addition, the proportional decrease in residential mortgages secured by real estate is more than offset by the proportionate increase in commercial real estate loans. While our commercial real estate loans have increased each year, for the three months ended March 31, 2007, these loans decreased relative to the overall loan portfolio for the first time. These loans represent commercial construction, acquisition and development, a body of loans that grew disproportionately with our addition of a strong lender in the Columbia market and has somewhat leveled off with the seasoning of the loans in this category.

The table above includes a new category, mortgage loans held for sale, as a result of the addition of our wholesale mortgage division beginning in January 2007. During the three months ended March 31, 2007, this division originated approximately $33 million in loans to be sold to secondary market investors. Of these loans, approximately $20 million had been sold as of March 31, 2007, with approximately $13 million remaining as mortgage loans held for sale.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of March 31, 2007 and December 31, 2006:

	As of March 31, 2007
	One year or less	After one but within five years	After five years	Total
	(Dollar amounts in thousands)
Commercial	$7,976	$8,038	$1,702	$17,716
Real estate—construction	126,519	16,518	—	143,037
Real estate—mortgage	29,349	183,468	24,623	237,440
Consumer and other	3,468	2,338	657	6,463

Total loans	$167,312	$210,362	$26,982	$404,656
Mortgage loans held for sale				12,726
Unearned income, net				(496)

Total loans, net of unearned income				$416,886

Loans maturing after one year with:
Fixed interest rates				$78,002

Floating interest rates				$159,342

	As of December 31, 2006
	One year or less	After one but within five years	After five years	Total
	(Dollar amounts in thousands)
Commercial	$10,034	$5,480	$1,189	$16,703
Real estate—construction	118,173	27,627	—	145,800
Real estate—mortgage	20,784	165,549	20,395	206,728
Consumer and other	3,376	2,665	4,773	10,814

Total loans	$152,367	$201,321	$26,357	$380,045
Unearned income, net				(555)

Total loans, net of unearned income				$379,490

Loans maturing after one year with:
Fixed interest rates				$62,875

Floating interest rates				$164,803

Allowance for Loan Losses

The allowance for loan losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower’s ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience; and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We calculate the allowance for loan losses for specific types of loans and evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan’s specific factors and other circumstances that affect the collectibility of the credit. Significant individual credits classified as special mention, substandard, or doubtful within our credit grading system require both individual analysis and specific allocation.

Loans in the special mention category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the substandard or doubtful categories exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. These loans, however, are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing, or liquidation of assets.

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer, A&D/construction and mortgage. We apply general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs, and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

The following tables set forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for each of the periods presented.

	As of and For the Three Months Ended March 31, 2007		As of and For the Three Months Ended March 31, 2006
	Amount	% of Total	Amount	% of Total
	(Dollar amounts in thousands)
Commercial	$547	4.4%	$211	8.2%
Real estate-construction	1,084	35.3%	654	24.7%
Real estate-mortgage	2,271	58.7%	2,023	64.0%
Consumer	64	1.6%	51	3.1%
Mortgage loans held for sale	—	N/A	—	N/A
Unallocated	153	N/A	75	N/A

Total allowance for loan losses	$4,119	100.0%	$3,014	100.0%

	As of December 31,
	2006		2005		2004		2003		2002
	(Dollar amounts in thousands)
Commercial	$454	4.4%	$135	8.3%	$191	12.0%	$180	54.5%	$236	53.9%
Real estate-construction	1,062	38.4%	386	20.4%	343	11.2%	150	6.9%	138	6.4%
Real estate-mortgage	1,841	54.4%	2,110	68.8%	1,111	74.2%	926	34.5%	662	34.5%
Consumer	58	2.8%	48	2.5%	30	2.6%	33	4.1%	32	5.2%
Unallocated	380	N/A	40	N/A	584	N/A	341	N/A	96	N/A

Total allowance for loan losses	$3,795	100.0%	$2,719	100.0%	$2,259	100.0%	$1,630	100.0%	$1,164	100.0%

We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

The allowance for loan losses has been made primarily as a result of management’s assessment of general loan loss risk after considering historical operating results, as well as comparable peer data. Our evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Please see Note 6—“Loans” in the Notes to Consolidated Financial Statements included in this prospectus for additional information.

The following tables set forth the changes in the allowance for loan losses for each of the periods presented.

	As of March 31,
	2007	2006
	(Dollar amounts in thousands)
Balance, beginning of period	$3,795	$2,719
Provision charged to operations	339	343
Loans charged-off
Commercial, financial and agricultural	(20)	(68)
Real estate-construction	—	—
Installment loans to individuals	(3)	(1)

Total charge-offs	(23)	(69)
Recoveries of loans previously charged-off	8	21

Balance, end of period	$4,119	$3,014

Allowance to loans(1)	1.02%	1.05%

Net charge-offs to average loans(1)	0.02%	0.07%

Nonaccrual loans	$3,828	$349

Past due loans in excess of 90 days on accrual status	$—	$—

Other real estate owned	$—	$—

(1)	Total loans does not include loans held for sale.

	As of December 31,
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)
Balance, beginning of year	$2,719	$2,258	$1,631	$1,164	$800
Provision charged to operations	1,192	594	679	519	418
Loans charged-off
Commercial, financial and agricultural	(116)	(38)	(9)	(36)	(34)
Real estate-construction	—	—	—	—	(8)
Installment loans to individuals	(23)	(106)	(45)	(17)	(12)

Total charge-offs	(139)	(144)	(54)	(53)	(54)
Recoveries of loans previously charged-off	23	11	2	1	—

Balance, end of period	$3,795	$2,719	$2,258	$1,631	$1,164

Allowance to loans, year end	1.00%	1.08%	1.20%	1.25%	1.25%

Net charge-offs to average loans	0.04%	0.06%	0.03%	0.05%	0.07%

Non-accrual loans	$477	$349	$49	$257	$—

Past due loans in excess of 90 days on accrual status	$—	$—	$—	$—	$—

Other real estate owned	$—	$—	$—	$—	$—

Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received. As of March 31, 2007, we had $3.8 million in loans on non-accrual status. These non-accrual loans are centered primarily in three individual loans, which are secured by real estate, and that comprise one loan relationship totaling $3.0 million. On June 15, 2007, we reported that one of our commercial real estate loan relationships totaling approximately $1.4 million also was placed on nonaccrual status. We resolved two loans prior to June 30, 2007 totaling approximately $1.08 million previously reported as nonperforming assets. We refinanced these loans to a new borrower that meets the bank’s credit underwriting requirements. These loans were resolved prior to the end of the quarter, as expected, and our nonperforming assets will increase to approximately $4.4 million as of June 30, 2007 from $3.8 million as of March 31, 2007. Based on our evaluation and assessment, we do not anticipate any loss on this relationship or any of our other nonaccrual loans in the future. In addition, management has allocated specific reserves to its nonaccrual loans that it believes would offset potential losses, if any, arising from less than full recovery of the loans from the supporting collateral.

Deposits

Our primary source of funds for loans and investments is our deposits. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and fixed income mutual funds. Accordingly, it has become more difficult to attract deposits.

The following tables show the average balance amounts and the average rates paid on deposits held by us for the periods presented.

	As of March 31,
	2007		2006
	Amount	Rate	Amount	Rate
	(Dollar amounts in thousands)
Demand deposit accounts	$30,313	—	$18,846	—
NOW accounts	36,392	3.12%	24,642	1.79%
Money market and savings accounts	72,968	4.47%	56,160	3.45%
Time deposits	239,851	4.95%	182,180	4.11%

Total deposits	$379,524	4.29%	$281,828	3.50%

	As of December 31,
	2006		2005		2004
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollar amounts in thousands)
Demand deposit accounts	$23,056	—	$18,009	—	$15,641	—
NOW accounts	28,933	2.33%	21,907	1.57%	19,026	0.59%
Money market and savings accounts	57,962	4.02%	42,865	2.66%	18,926	0.90%
Time deposits	201,957	4.52%	144,082	3.47%	121,434	2.56%

Total deposits	$311,908	3.93%	$226,863	2.86%	$175,027	1.94%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other interest-earning assets. Our core deposits were $257.6 million, $242.0 million, $194.8 million, and $132.9 million as of March 31, 2007 and December 31, 2006, 2005 and 2004, respectively. The maturity distribution of our time deposits of $100,000 or more as of March 31, 2007 and December 31, 2006 is as follows:

	As of March 31, 2007	As of December 31, 2006
	(Dollar amounts in thousands)
Three months or less	$23,683	$31,559
Over three through six months	23,145	17,124
Over six through twelve months	44,634	28,882
Over twelve months	61,650	52,463

Total	$153,112	$130,028

The increase in time deposits of $100,000 or more for the period ended March 31, 2007, as compared to the balance as of December 31, 2006 and the balance as of December 31, 2005, primarily resulted from the utilization of deposits that were obtained from municipal depositors and brokered CDs from outside of our primary market. For the period ended March 31, 2007 and the year ended December 31, 2006, our non-core deposits included wholesale funding in the form of brokered CDs of approximately $74 million and $54 million, respectively. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the asset liability committee. These guidelines limit our brokered CDs to 25% of total assets, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents. In addition, we do not obtain time deposits of $100,000 or more through the Internet. These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Other Interest-Bearing Liabilities

The following tables outline our various sources of borrowed funds during the three-month period ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004, the amounts outstanding as of the end of each period, at the maximum point for each component during the periods and the average balance for each period, and the average interest rate that we paid for each borrowing source. The maximum balance represents the highest indebtedness for each component of borrowed funds at any time during each of the periods shown. See Note 9—“Lines of Credit”, Note 10—“FHLB Advances”, and Note 13—“Junior Subordinated Debentures” in the Notes to Consolidated Financial Statements included in this prospectus for additional disclosures related to these types of borrowings.

	Ending Balance	Period-End Rate	Maximum Balance	Average for the Period
				Balance	Rate
	(Dollar amounts in thousands)
As of and for the Three Months Ended March 31, 2007
FHLB advances	$49,780	4.98%	$49,780	$38,363	4.77%
Federal funds purchased and other	5,000	7.30%	27,834	11,853	5.43%
Junior subordinated debentures	13,403	7.43%	13,403	13,403	7.52%

As of and for the Year Ended December 31, 2006
FHLB advances	$37,476	4.94%	$48,543	$33,421	4.70%
Federal funds purchased	7,970	5.41%	14,391	2,612	5.51%
Junior subordinated debentures	13,403	7.44%	13,403	11,663	7.52%

	Ending Balance	Period-End Rate	Maximum Balance	Average for the Period
				Balance	Rate
	(Dollar amounts in thousands)

As of and for the Year Ended December 31, 2005
FHLB advances	$26,612	3.99%	$30,436	$27,966	3.31%
Federal funds purchased	—	—	5,836	1,329	3.01%
Junior subordinated debentures	6,186	7.33%	6,186	6,186	6.14%

As of and for the Year Ended December 31, 2004
FHLB advances	$23,079	2.68%	$23,114	$13,657	1.97%
Federal funds purchased	—	—	5,750	549	1.82%
Junior subordinated debentures	6,186	5.04%	6,186	5,155	4.58%

As of March 31, 2007, and December 31, 2006, 2005 and 2004, we had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $51.5 million, $30.0 million, $23.5 million, and $19.5 million, respectively.

Capital Resources

On May 16, 2006, we issued our first stock dividend of 6% to shareholders of record as of May 1, 2006. As a result of this dividend, the common stock component of our shareholders equity increased approximately $2,000; additional paid in capital increased approximately $3.8 million, and our retained earnings decreased by approximately $3.8 million.

On March 30, 2007, we issued a stock dividend of 7%, to shareholders of record as of March 16, 2007. As a result of this dividend, the common stock component of our shareholders’ equity increased by approximately $3,000; additional paid in capital increased approximately $4.4 million, and our retained earnings decreased by an offsetting amount of approximately $4.4 million.

Total shareholders’ equity amounted to $27.8 million, $27.0 million and $22.0 million on March 31, 2007 and December 31, 2006 and 2005, respectively. The increase of approximately $800,000 between December 31, 2006, and March 31, 2007, resulted from the $852,000 in net income earned during the three months ended March 31, 2007, partially offset by cash paid to purchase shares under the share repurchase program. On May 30, 2007, our board of directors extended the repurchase program of up to 50,000 shares outstanding effective immediately for a period of six months ending November 30, 2007. During the three months ended March 31, 2007, 8,881 shares of stock were repurchased under this program at an aggregate cost of $159,710, or a weighted average of $17.94 per share, adjusted for the 7% stock dividend distributed on March 30, 2007. In addition the $50,000 decrease in the unrealized loss on investment securities available for sale, net of tax, contributed to the increase in shareholders’ equity during the quarter.

A portion of the increase between 2005 and 2006 resulted from the $4.1 million of net income earned during the year. In addition, we received proceeds of $591,000 from the exercise of employee stock options and director stock warrants during 2006. Also contributing to the increase was the $200,000 decrease in the unrealized loss on investment securities available for sale, net of tax, during 2006. As of March 31, 2007, the unrealized loss on securities available for sale was recorded to reflect the change in the market value of these securities since December 31, 2006. We believe that the unrealized loss is attributable to changes in market interest rates, not in credit quality, and we consider these unrealized losses to be temporary. We use the securities available for sale to pledge as collateral to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding. Due to availability of numerous liquidity sources, we believe that we have the capability to hold these securities to maturity and do not anticipate the need to liquidate the securities and realize the related loss.

See the “Liquidity” section for a more detailed discussion of our available liquidity sources. We currently expect that we will have sufficient cash flow to fund ongoing operations.

The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Our bank is subject to these minimum capital requirements as set per bank regulatory agencies. Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses subject to certain limitations. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

We utilize trust preferred securities to meet our capital requirements up to regulatory limits. As of December 31, 2006, we had formed three statutory trust subsidiaries for the purpose of raising capital via this avenue which are not included in our consolidated financial statements pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46. On December 19, 2003, FNSC Capital Trust I, a subsidiary of our holding company, was formed to issue $3 million in trust preferred securities. On April 30, 2004, FNSC Capital Trust II was formed to issue an additional $3 million in trust preferred securities. On March 30, 2006, FNSC Statutory Trust III was formed to issue an additional $7 million in trust preferred securities. The trust preferred securities qualify as Tier 1 capital up to 25% or less of Tier 1 capital with the excess includable as Tier 2 capital. As of March 31, 2007, approximately $9.4 million of the trust preferred securities qualified as Tier 1 capital, with approximately $3.6 million included as Tier 2 capital.

We are both subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. On November 30, 2005, we loaned our Employee Stock Ownership Plan (“ESOP”) $600,000 which was used to purchase 42,532 shares of our common stock. At December 31, 2006, the ESOP owned 44,914 shares of our stock, of which 39,600 shares were pledged to secure the loan. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the Statement of Position 93-6, we presented the shares that were pledged as collateral as a deduction of $558,000, $558,000, and $599,000 from shareholders’ equity at March 31, 2007 and December 31, 2006 and 2005, respectively, as unearned ESOP shares in the accompanying consolidated balance sheets.

The following table sets forth our various capital ratios as of March 31, 2007 and December 31, 2006, 2005 and 2004. For all periods, the bank was considered “well-capitalized” and the company met or exceeded its applicable regulatory capital requirements. We expect this offering to increase the bank’s capital and related capital ratios in order to maintain the bank’s growth.

	As of March 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004
	Holding Company	Bank	Holding Company	Bank	Holding Company	Bank	Holding Company	Bank
Total risk-based capital	10.91%	11.49%	11.13%	10.01%	13.16%	11.35%	12.21%	11.83%
Tier 1 risk-based capital	9.05%	10.49%	8.94%	9.03%	11.92%	10.19%	10.04%	10.57%
Leverage capital	7.93%	9.21%	9.02%	8.05%	9.09%	7.75%	7.90%	8.34%

The decrease in the company’s capital ratios from December 31, 2006, to March 31, 2007, is due to proportionally increased risk-weighted assets and average total assets at March 31, 2007. The bank’s capital ratios increased due to the downstreaming of $5 million from the company to the bank during the three months ended March 31, 2007, as discussed below. The decrease in the capital ratios from December 31, 2005, to December 31, 2006, is due to proportionally increased risk-weighted assets and average total assets at December 31, 2006, compared to December 31, 2005 due to our earning asset growth during the year.

During March 2007, we advanced $5 million on a revolving line of credit with a correspondent bank which we downstreamed to our bank subsidiary as a capital contribution. We intend to use a portion of the proceeds from this offering to repay the outstanding principal balance of this line of credit.

As of March 31, 2007, construction on our leased operations center at our corporate headquarters in Spartanburg, our Greenville market headquarters, and our Greer branch was underway with construction in progress costs to date totaling approximately $1.8 million. We completed construction on our operations center at our corporate headquarters in April 2007 and on our Greenville market headquarters in June 2007. We anticipate total remaining related capital expenditures for these facilities in the near future to be approximately $1.3 million. In addition, our sixth full-service branch in Charleston was extensively renovated at a cost of $394,000 with $313,000 of this contract incurred during 2007. We have exercised our option to purchase the land and building at our Mount Pleasant, South Carolina branch for a purchase price of $800,000 and closed this purchase during May of 2007.

Since our inception, we have not paid cash dividends on our common stock. Our ability to pay cash dividends is dependent on receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of our bank to transfer funds to us in the form of cash dividends. All dividends are subject to prior approval of the OCC and are payable only from the undivided profits of our bank. We distributed a 3 for 2 stock split on March 1, 2004, and January 18, 2006. We also distributed a 6% stock dividend on May 16, 2006 and a 7% stock dividend on March 30, 2007. On December 1, 2006, the company’s board of directors authorized a stock repurchase program of up to 50,000 of its 3,458,354 shares outstanding effective immediately for a period of six months ending May 31, 2007. As of March 31, 2007, we had repurchased 8,881 shares at a weighted average price of $17.94 per share, adjusted for the 7% stock dividend.

Return on Equity and Assets

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (equity divided by total assets) for the three-month period ended March 31, 2007 and 2006, and for the three years ended December 31, 2006, 2005, and 2004:

	March 31, 2007	March 31, 2006	December 31, 2006	December 31, 2005	December 31, 2004
Return on average assets	0.72%	0.82%	1.05%	1.01%	0.87%
Return on average equity	12.44%	12.34%	16.82%	17.72%	13.87%
Equity to assets ratio	5.47%	6.33%	5.80%	6.71%	5.89%

The ratios shown above reflect both our increased net income and the proportionally greater increase in our assets for the three months ended March 31, 2007 and March 31, 2006. Our asset growth outpaced our equity growth during the three months ended March 31, 2007 and 2006, leading to the steady decrease in our equity to assets ratio. This growth pattern also contributed to the slight decrease in return on assets and slight increase in return on equity for the three-month periods ended March 31, 2007 and 2006.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with accounting principles generally accepted in the United States of America.

Unlike most industrial companies, the assets and liabilities of financial institutions such as our holding company and bank are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Arrangements

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities to meet the financing needs of customers. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

We evaluate each customer’s creditworthiness on a case-by-case basis and obtain collateral, if necessary, based on our credit evaluation of the borrower. In addition to commitments to extend credit, we also issue standby letters of credit that are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of March 31, 2007 and December 31, 2006 and 2005, we had issued commitments to extend credit of $125.8 million, $85.3 million, and $97.1 million, respectively, through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. As of March 31, 2007, $22.5 million of this commitment was for wholesale mortgages with locked rates that had not yet funded. Standby letters of credit totaled $2.6 million, $461,000, and $575,000, as of March 31, 2007 and December 31, 2006, and 2005, respectively. Past experience indicates that many of these commitments to extend credit will expire unused. However, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers. In addition, we have $15 million in letters of credit at the FHLB pledged to a public depositor, which are secured by available collateral under our bank’s line of credit at the FLHB.

Except as disclosed in this prospectus, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that could significantly impact earnings.

Liquidity

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time the investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. We measure and monitor liquidity frequently, allowing us to better understand, predict and respond to balance sheet trends. A comprehensive liquidity analysis provides a summary of anticipated changes in loans, core deposits and wholesale funds. We also have a detailed liquidity contingency plan in place which is designed to successfully respond to an overall decline in the economic environment, the banking industry or a problem specific to our liquidity.

As of March 31, 2007 and December 31, 2006 and 2005, our liquid assets, consisting of cash and due from banks, interest-bearing bank balances and federal funds sold, amounted to $13.9 million, $8.2 million, and $21.3 million, respectively, representing 2.73%, 1.76%, and 6.48% of total assets, respectively. Investment securities provide a secondary source of liquidity, net of amounts pledged for deposits and FHLB advances. Our ability to maintain and expand our deposit base and borrowing capabilities also serves as a source of liquidity. While our liquidity has increased from 2006 to 2007, funding the growth of our loan production offices continues to challenge us to maximize the various funding options available to us. Our federal funds purchased lines of credit with correspondent banks represent a readily available source of short-term funds. Proactive and well-advised daily cash management ensures that these lines are accessed and repaid with careful consideration of all our available funding options as well as the associated costs. Our overnight lines are tested at least once quarterly to ensure ease of access, continued availability and that we consistently maintain healthy working relationships with each correspondent.

We plan to meet our future cash needs through the liquidation of temporary investments, the maturities of loans and investment securities, and the generation of deposits. We will rely on the wholesale funding market less as we expand our branch network and capitalize on existing and new deposit markets throughout the state. In addition, the bank maintains federal funds purchased lines of credit with correspondent banks that totaled $51.5 million as of March 31, 2007. The bank is also a member of the FHLB of Atlanta from which application for borrowings can be made for leverage purposes, up to available collateral, if so desired. FHLB advances also provide a liquidity option when we determine that these are the best source of funds to meet existing requirements. We consider advances from the FHLB to be a reliable and readily available source of funds both for liquidity purposes and asset liability management, as well as interest rate risk management strategies. A key component in taking advantage of funding from the FHLB is maintaining good quality collateral to pledge against our advances. We primarily rely on our existing loan portfolio for this collateral. We scrutinize each loan relying on FHLB guidelines before it is pledged as collateral for a FHLB advance. We believe that our existing stable base of core deposits along with continued growth in this deposit base, coupled with our available short-term and long-term borrowing options, will enable us to meet our long-term liquidity needs. In addition, the net proceeds of this offering of our common stock will provide funds to continue our asset growth.

In addition, other sources of regulatory capital may be accessed such as trust preferred securities or common stock to fund our liquidity needs. In March 2007, we advanced $5 million on a revolving line of credit with a correspondent bank which we downstreamed to our bank subsidiary as a capital contribution. We intend to use a portion of the proceeds from this offering to repay the outstanding principal balance of this line of credit.

In February 2007, we entered into an agreement with First National Holdings, LLC to sell and then lease back our corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and our full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for an aggregate sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. Our board of directors approved the agreement, with the interested directors abstaining from the approval process. In connection with this transaction, we also entered into an agreement which makes us liable for all remaining construction costs for the corporate operations center, which was under construction when we entered into the agreement but was completed in April 2007. We agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at our option. The monthly rental payments of $38,604 during the initial term under a triple-net lease will be accounted for as an operating lease under the provisions of SFAS No. 13, “Accounting for Leases (as amended).” If we exercise the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. We intend to enter into a second sale/leaseback transaction for several of our remaining properties tentatively planned to close in July 2007.

Interest Rate Sensitivity

Asset liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. Our asset liability management committee (“ALCO”) monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the board of directors and senior management of the bank and meets quarterly. The ALCO is charged with the responsibility to maintain the level of interest rate sensitivity of the bank’s interest-sensitive assets and liabilities within board-approved limits.

The following tables set forth information regarding our interest rate sensitivity as of March 31, 2007 and December 31, 2006, for each of the time intervals indicated. The information in the table may not be indicative of our interest rate sensitivity position at other points in time. In addition, the maturity distribution indicated in the table may differ from the contractual maturities of the interest-earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	As of March 31, 2007
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
		(Dollar amounts in thousands)
Interest-earning assets:
Federal funds sold and other	$3,191	$5,098	$—	$—	$8,289
Investment securities	2,478	11,273	18,299	33,479	65,529
Loans	347,291	25,034	37,780	6,781	416,886

Total interest-earning assets	$352,960	$41,405	$56,079	$40,260	$490,704

Interest-bearing liabilities:
NOW accounts	$10,653	$—	$28,006	$—	$38,659
Money market and savings	32,009	—	40,739	—	72,748
Time deposits	65,466	129,613	70,221	—	265,300
FHLB advances	—	32,500	15,464	1,816	49,780
Junior subordinated debentures	—	13,403	—	—	13,403
Short-term borrowings	—	5,000	—	—	5,000

Total interest-bearing liabilities	$108,128	$180,516	$154,430	$1,816	$444,890

Period gap	$244,832	$(139,111)	$(98,351)	$38,444	$45,814
Cumulative gap	244,832	105,721	7,370	45,814	—
Ratio of cumulative gap to total interest-earning assets	49.89%	21.54%	1.50%	9.34%	—

	As of December 31, 2006
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Federal funds sold and other	$—	$5	$—	$—	$5
Investment securities	2,576	10,765	17,595	32,438	63,374
Loans	316,520	23,568	36,461	2,941	379,490

Total interest-earning assets	$319,096	$34,338	$54,056	$35,379	$442,869

Interest-bearing liabilities:
NOW accounts	$9,604	$—	$26,405	$—	$36,009
Money market and savings	35,765	—	45,520	—	81,285
Time deposits	68,217	97,411	62,458	—	228,086
FHLB advances	10,000	10,000	15,571	1,905	37,476
Junior subordinated debentures	—	13,403	—	—	13,403
Federal funds purchased	7,970	—	—	—	7,970

Total interest-bearing liabilities	$131,556	$120,814	$149,954	$1,905	$404,229

Period gap	$187,540	$(86,476)	$(95,898)	$33,474	$38,640
Cumulative gap	187,540	101,064	5,166	38,640	—
Ratio of cumulative gap to total interest-earning assets	42.35%	22.82%	1.17%	8.72%	—

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates that principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of our business. We actively monitor and manage our interest rate risk exposure.

The principal interest rate risk monitoring technique we employ is the measurement of our interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

As of March 31, 2007, we were asset sensitive over a one-year time frame. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact on our financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS No. 157 is effective for us on January 1, 2008, and is not expected to have a significant impact on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company’s fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. We do not have a defined benefit pension plan. The adoption of SFAS No. 158 did not have a material impact on our financial position, results of operations and cash flows.

In September, 2006, The FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (“EITF”) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods and requires employers to recognize a liability for future benefits in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (“APB”) Opinion No. 12, “Omnibus Opinion—1967”. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. We are currently evaluating the impact that adopting this standard will have, but the adoption of EITF 06-4 did not have a material impact on our financial position, results of operations and cash flows.

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.” EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 did not have a material impact on our financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The adoption of SAB 108 did not have a material impact on our financial position, results of operations and cash flows.

In December 2006, the FASB issued a Staff Position (“FSP”) on EITF 00-19-2, “Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”). This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” If the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under the registration payment arrangement is included in the allocation of proceeds from the related financing transaction (or recorded subsequent to the inception of a prior financing transaction) using the measurement guidance in SFAS No. 5. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance of the FSP. For prior arrangements, the FSP is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those years. The adoption of this FSP did not have a material impact on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for us on January 1, 2008. Earlier adoption is permitted in 2007 if we also elect to apply the provisions of SFAS No. 157, “Fair Value Measurement.” We are currently analyzing the fair value option provided under SFAS No. 159 and do not believe that the adoption of this FASB will not have a material impact on our financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

MANAGEMENT

Directors, Executive Officers, and Other Significant Employees

The following table sets forth information about our directors, executive officers, and other significant employees as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of the Class I directors will expire at the 2009 annual shareholders meeting, the terms of the Class II directors will expire at the 2008 annual shareholders meeting, and the terms of the Class III directors will expire at the 2010 annual shareholders meeting. Executive officers serve at the discretion of our board of directors. Each director is also a director of First National Bank of the South.

Directors	Class	Director Since	Year Term Expires	Position(s) Held
C. Dan Adams	III	1999	2008	Director
Mellnee G. Buchheit	I	1999	2009	Director
Jerry L. Calvert	I	1999	2009	Vice Chairman of the Board
Martha C. Chapman	III	1999	2008	Director
W. Russel Floyd, Jr.	I	1999	2009	Director
Dr. C. Tyrone Gilmore, Sr.	III	1999	2008	Director
Dr. Gaines W. Hammond, Jr.	II	1999	2010	Chairman of the Board
Benjamin R. Hines	II	1999	2010	Director
William A. Hudson.	I	1999	2009	Director
Norman F. Pulliam.	I	1999	2009	Director, Chairman Emeritus of the Board
Peter E. Weisman	II	1999	2010	Director
Donald B. Wildman	II	1999	2010	Director
Coleman L. Young, Jr	III	1999	2008	Director

Executive Officers				Position(s) Held
Jerry L. Calvert				President and Chief Executive Officer
Kitty B. Payne				Executive Vice President and Chief Financial Officer
Robert W. Murdoch, Jr				Executive Vice President and Retail Banking Manager
David H. Zabriskie				Executive Vice President, Senior Lending Officer, and CRA Officer

Other Significant Employees
Robert L. Whittemore				Regional Executive Officer, Eastern Region
Barry D. Starling				Regional Executive Officer, Western Region
Richard A. Manley				Regional Executive Officer, Northern Region

C. Dan Adams, 47, has been the president and principal owner of The Capital Corporation of America, Inc., an investment banking company located in Spartanburg, since 1991. He is also president and owner of The Capital Finance Group, Inc., a merger and acquisitions company located in Spartanburg. Mr. Adams graduated from the University of South Carolina-Upstate in 1983 with a degree in business administration. He graduated in 1989 from The Banking School of the South at Louisiana State University and is a Certified Commercial Investment member.

Mellnee G. Buchheit, 59, has been the president of Buchheit News Management, Inc., a firm specializing in media investments, since 1993. She also serves as a director for Wayne Printing Co., Inc. and Hometown News, Inc. Ms. Buchheit graduated from Winthrop University with a degree in education in 1969.

Jerry L. Calvert, 59, is the president and chief executive officer of First National Bancshares, Inc. and the First National Bank of the South. He is a native of South Carolina and has over 30 years of banking experience in the Greenville and Spartanburg markets. Mr. Calvert was the senior vice president and regional manager for American Federal Bank from December 1984 until March 1999, when he resigned to help organize First National Bank of the South. Mr. Calvert is a retired lieutenant colonel in the U.S. Marine Reserves and a Vietnam veteran. Mr. Calvert graduated from Wofford College in 1974 with a bachelor of arts degree in economics.

Martha Cloud Chapman, 84, graduated from the University of North Carolina—Greensboro in 1942 with a degree in art. Ms. Chapman previously was the first female board member of the Spartanburg County Foundation, the South Carolina Development Board, and the South Carolina Mining Council, and she served as the chairperson of Governor Jim Edward’s Inaugural Ball.

W. Russel Floyd, Jr., 56, has been the president of W. R. Floyd Services, Inc., a funeral home and cemetery operation located in Spartanburg, since 1978. He has also served as the president of Westwood Memorial Gardens, Inc., a cemetery located in Spartanburg, and the vice president of Piedmont Crematory since 1980. He also has served as the president of Business Communications, Inc., a local provider of telephone services and equipment, since 1984. Mr. Floyd graduated from the University of North Carolina—Chapel Hill in 1972 with a bachelor of science degree in business administration, and he received a bachelor of arts degree in psychology from the University of North Carolina—Charlotte in 1977.

Dr. C. Tyrone Gilmore, Sr., 63, has been vice president of customer relations at Compass Learning, Inc. since 2003. He graduated from Livingstone College in 1965 with a bachelor of arts degree. Dr. Gilmore earned his Master’s degree in 1971 from Converse College and received his Ed. S. in Educational Administration studies in 1978 from the University of South Carolina—Upstate.

Dr. Gaines W. Hammond, Jr., 58, is the chairman of our board of directors. Dr. Gaines is an urologist practicing in Spartanburg since 1980 when he founded Hammond Urology, P.A. Dr. Hammond graduated from Washington & Lee University in 1971 and from the Medical University of South Carolina in 1974 and received surgery and urologic training at Indiana University.

Benjamin R. Hines, 51, has been president of Spencer/Hines Properties, a commercial real estate firm located in Spartanburg, since 1986. Mr. Hines graduated from Wofford College in 1978 with a bachelor’s degree in economics.

William A. Hudson, 71, founded Diversco, Inc., an outsourcing and contract services business located in Spartanburg, in 1969. Since 1969, Mr. Hudson has held various positions with Diversco, including chairman and chief executive officer; he is currently vice chairman of Diversco. He graduated from Clemson University in 1959 with a bachelor of science degree in education.

Norman F. Pulliam, 64, was founder and formerly chairman of the board of Pulliam Investment Company, Inc., a real estate and investment firm located in Spartanburg since 1970. Mr. Pulliam served as board chairman from the inception of the company until June 2005, and now serves as chairman emeritus of our board of directors. He is a graduate of Clemson University and Harvard University Graduate School of Business Administration.

Peter E. Weisman, 69, is an owner and managing member of Peter Weisman/Kinney Hill Associates, LLC, a real estate development company established in 1989 and located in Spartanburg. Mr. Weisman has also been a general partner of P & J Realty Co., a real estate development company located in New York, New York, since 1969. He graduated from the University of Pennsylvania in 1961 with a degree in architecture.

Donald B. Wildman, 57, is a managing partner of the law firm of Johnson, Smith, Hibbard, and Wildman, LLP. Mr. Wildman has been a transactions attorney with the firm since 1974. He graduated from Wofford College in 1971 with a bachelor of arts degree and received his juris doctor from the University of South Carolina School of Law in 1974.

Coleman L. Young, Jr., 50, has been the president of CLY, Inc., a dry cleaning business located in Spartanburg, since 1994. Mr. Young also serves as property manager for Coleman Young Family Limited Partnership, a real estate development company. Mr. Young graduated from Clemson University in 1979 with a bachelor of science degree in business administration.

Kitty B. Payne, CPA, 36, has been executive vice president and chief financial officer of First National Bancshares, Inc. and First National Bank of the South since November 1999. She has over 14 years of experience in the financial services industry, including seven years with KPMG LLP as a senior tax manager where she worked extensively with community banks in the Carolinas. Ms. Payne received her bachelor’s degree in financial management and accounting from Clemson University in 1992.

Robert W. Murdoch, Jr., 62, is executive vice president and the retail banking manager of First National Bank of the South. He is a native of South Carolina and has over 35 years of experience in the financial services industry. Mr. Murdoch was vice president and executive officer with Spartanburg National Bank from August 1988 until February 2000, when he resigned to join First National Bank of the South. Mr. Murdoch is a 1987 graduate of the Banker’s School of the South at Louisiana State University.

David H. Zabriskie, 45, is our executive vice president, senior lending officer, and CRA officer. He has over 18 years of experience in the financial services industry, including 16 years in commercial lending. Mr. Zabriskie has also served as a bank examiner for the OCC and the OTS. Mr. Zabriskie received his bachelor’s degree in business administration from Furman University in 1984.

Robert L. Whittemore, 48, is senior vice president and regional executive officer for the Eastern Region for First National Bank of the South. Mr. Whittemore was most recently employed as senior vice president and senior relationship manager for Wachovia Bank before joining the bank in 2005. He received his bachelor of arts in history and social psychology from Tufts University.

Barry D. Starling, 50, is senior vice president and regional executive officer for the Western Region for First National Bank of the South. He has over 21 years of banking experience. Mr. Starling was most recently employed by MMA Financial in Tampa, Florida before joining First National Bank of the South in 2006. He received his bachelor of science degree in accounting from Western Carolina University.

Richard A. Manley, 49, is senior vice president and regional executive officer for the Northern Region for First National Bank of the South. He has over 26 years of banking experience. He was formerly the Chief Banking Officer of First Charter Bank in Charlotte, NC. He received his bachelor’s degree from Troy State University and attended the Graduate School of Banking at Louisiana State University.

Committees

Our board of directors has appointed a number of committees, including an audit committee, compensation committee, and a nominating committee. In March 2007, the board of directors determined that, based on a recommendation from the audit committee, each of our directors is independent, as contemplated in the listing standards of the NASDAQ Global Market, except our CEO due to his service as our employee and Donald B. Wildman due to his role in the management of a related party entity. See the “Certain Relationships and Related Transactions” section of this prospectus.

Audit Committee

The audit committee is composed of Coleman L. Young, Jr., William A. Hudson, Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., Benjamin R. Hines, C. Dan Adams, and W. Russel Floyd, Jr. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market. The functions of the audit committee are set forth in its charter which is available on the investor relations portion of our website at www.firstnational-online.com. The initial charter was adopted in March 2000 and was most recently ratified in November 2006. The audit committee has the responsibility of reviewing our financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

Compensation Committee

The compensation committee is composed of Coleman L. Young, Jr., Mellnee Buchheit, William A. Hudson, as Chair, Gaines W. Hammond, Jr., M.D., Martha Cloud Chapman and Norman F. Pulliam. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market. The compensation committee anticipates adopting a formal charter in the near future. See the “Compensation Discussion and Analysis” section of this prospectus for a description of the processes and procedures for the consideration and determination of executive compensation, including a description of the scope of authority for the compensation committee.

Nominating Committee

The nominating committee is composed of Gaines W. Hammond, Jr., M.D., C. Dan Adams, W. Russel Floyd, Coleman L. Young, Jr., and William A. Hudson. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market. The nominating committee acts under a written charter adopted by the board of directors. A copy of the charter is available in the investor relations section of our website at www.firstnational-online.com.

Compensation Committee Interlocks and Insider Participation

Each of the following individuals served as a member of the company’s compensation committee during the year ended December 31, 2006: Coleman L. Young, Jr., Mellnee Buchheit, William A. Hudson, as Chair, Gaines W. Hammond, Jr., M.D., Martha Cloud Chapman and Norman F. Pulliam.

During this period, none of the members of the compensation committee served as an officer or employee of the company, or was formerly an officer of the company.

Also, during the year ended December 31, 2006, none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on our compensation committee.

Compensation Discussion and Analysis

Overview, Philosophy and Objectives of Executive Compensation

We compensate our named executive officers primarily through a combination of base salary and annual bonus and secondarily through equity compensation and perquisites. The primary objectives of the compensation committee with respect to the compensation of our named executive officers are to attract, motivate and retain talented and dedicated executives and to foster a team orientation toward the achievement of company-wide business objectives which are designed to enhance shareholder value. The compensation committee has established certain general elements as part of its compensation philosophy to achieve these goals with respect to the named executive officers as follows: providing competitive base salaries and annual bonus targets, which are designed to reward achievement of company financial performance objectives as well as individual managerial effectiveness, and offering equity incentives for our named executive officers. As a result, the compensation package of our named executive officers is designed to proportionately reward higher performance.

Base Salary

In arriving at the overall compensation package structure for our named executive officers, the compensation committee routinely utilizes third party information, including compensation data obtained from surveys of compensation practices from a cross-section of the banking industry, taking into consideration diverse performance, capital structure and competitive challenges. In recent years, an individual, who provides general consulting services on a variety of business matters, has provided the compensation committee market data regarding executive compensation within the banking industry for institutions of similar size and financial performance. However, this individual did not recommend the amount of executive or director compensation during the year ended December 31, 2006.

The minimum base salaries of each of our named executive officers were specified in their respective employment agreements are subject to review annually by the compensation committee and are ratified by the our board of directors. The current base salary of each of our named executive officers, which is set forth in the Summary Compensation Table, has increased annually subsequent to the execution of the executives’ employment agreements. The amount of the increase in each named executive officers’ salary is determined after consideration of the third party information described above and after evaluation of the individual executive’s performance, and our performance.

The base salary of our named executive officers is intended to provide a competitive base level of pay for the services each provides. We establish base salaries for our named executive officers after reviewing each officer’s individual performance, and compensation data, including base salary information for a group of comparable high-performing peer banks selected using factors such as financial performance, market presence, and plans for growth. We believe that the fixed base annual salary levels of the named executive officers helps us to retain qualified executives and provides a level of income stability for the named executive officers that may lessen potential pressures to take excessive risks to achieve performance measures under incentive compensation arrangements. We have increased the base salaries of our current named executive officers annually since the bank’s opening. We will probably increase the base salaries of our named executive officers in 2007.

Annual Incentive

Each of the named executive officers is eligible for an annual incentive under our formal incentive compensation plan, the First National Incentive Plan (the “FNIP”). In addition to the four named executive officers, 29 members of our management team were also eligible to receive bonus compensation under the FNIP in 2006. Additional management team members hired on or before September 30, 2007 will become eligible to receive bonus compensation under the FNIP with any exceptions to be approved by the CEO.

The FNIP rewards the named executive officers and other key management team members for achieving annual company financial performance objectives (the “Performance Objectives”). The Performance Objectives are as follows: earnings, credit quality, and loan growth. On an annual basis, the compensation committee recommends to the board of directors the specific targets for each Performance Objective and the relative weight assigned to each Performance Objective in the calculation of the annual incentive to be awarded under the FNIP. During January of 2007, the compensation committee recommended to our board of directors that the 2007 FNIP be approved in a form consistent with the 2006 FNIP. However, the Performance Objectives in the 2007 FNIP were updated to reflect the operating plan for 2007 adopted by the board of directors at the same meeting. The compensation committee considers a number of factors in assigning the relative weights to each Performance Objective, including the criteria set forth in the annual operating plan approved by the board of directors. We believe that by providing a positive incentive and annual cash rewards, the FNIP plays an integral role in motivating and retaining qualified executives. We also believe that the allocation of base salary and annual incentive compensation opportunity for named executive officers generally represents a reasonable combination of fixed salary compared to variable incentive pay opportunity and reflects our goal of retaining and motivating the named executive officers.

The compensation committee reviews and revises the bonus structure underlying the FNIP on an annual basis. Once the yearly plan is finalized, it is presented to the board of directors, which reviews and approves it. The board generally views the FNIP as a competitive and appropriate benefit plan. The FNIP is reviewed by our board of directors with a view toward maintaining competitive target annual cash compensation levels (base salary plus target annual bonuses) that include an adequate combination of fixed and variable pay.

Under the FNIP, the named executive officers, excluding the CEO, have an annual incentive target of 35% of their base salaries if 100% of the Performance Objectives are achieved. Actual earned payments under the FNIP as a percentage of salary can be greater or less than the target percentage depending on our actual performance against the Performance Objectives approved by the compensation committee and set forth in the FNIP. Actual payments pursuant to the FNIP are based on the Performance Objective results and are capped at 50% of base salaries, regardless of actual performance. Performance Objective results between 90% and 110% of the budgeted figures are rewarded with corresponding incentive amounts ranging from 31.5% to 50.0% of the named executive officers’ base salary.

While the Performance Objectives measured for the CEO’s incentive calculation are the same as the rest of the named executive officers, the target range payouts differ, ranging from 30.0% to 50.0% of his base salary for Performance Objective results ranging from 90% to 100% of the budgeted figures. There is no payment under the FNIP unless our net income goal reaches a minimum threshold approved by our board of directors.

Equity Compensation

Equity compensation has historically been offered to our employees who are in positions to influence our long-term success through the formation and execution of its business strategies. Effective March 6, 2000, First National adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the “Plan”). Under the Plan, options are periodically granted to employees and directors by our board of directors at the recommendation of our compensation committee at a price not less than the fair market value of the shares at the date of grant. Options granted expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 459,351 shares of common stock. As of December 31, 2006, 111,284 option shares were available to be granted under the Plan. These amounts reflect each of the 3-for-2 stock splits distributed on January 18, 2006 and March 1, 2004, as well as the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007.

We believe that long-term performance is enhanced through an ownership culture that rewards our named executive officers for stock price appreciation through the use of stock options. We believe that stock options encourage executive retention and provide incentive for our named executive officers to increase value for our shareholders. Options were granted to the named executive officers in March 2000 under the Plan. The allocation of the options granted was approved by the board of directors. The options granted under the Plan generally vest and become exercisable immediately upon a qualifying termination, as defined in each named executive officer’s respective employment agreement. See “Potential Payments Upon Termination or Change in Control” below for additional information regarding the accelerated vesting of these grants. The Outstanding Awards At Fiscal Year End Table reflects the options granted under the Plan to the named executive officers.

All Other Compensation

As described in footnote 3 to the Summary Compensation Table, other compensation to our named executive officers included car allowances; club dues; company contributions under the company’s 401(k) and Employee Stock Ownership Plans, which are available to employees generally; provision for receiving a portion of the death benefits payable to us pursuant to the Bank Owned Life Insurance policies owned by the company; long-term disability insurance, life and accident insurance and, in the case of the CEO, keyman life insurance, as well as medical and dental insurance policy premiums. These payments and other benefits, the amounts of which are not material to us, provide additional compensation and benefits to the applicable named executive officers and, in the case of car allowances and club dues, in part defray certain personal expenses related to the applicable named executive officer’s employment. We are currently evaluating whether to adopt supplemental retirement compensation for our named executive officers during 2007.

Executive Compensation and Other Benefits

Summary Compensation Table

The following table summarizes the compensation paid or earned by each of our named executive officers for the year ended December 31, 2006.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(2)	Non-Equity(1) Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	Value and All Other Compensation(3)	Total
Jerry L. Calvert President, CEO and Director of the Company and the Bank	2006	$260,000	—	—	—	$130,000	—	$33,018	$423,018

Kitty B. Payne Executive Vice President and Chief Financial Officer of the Company and the Bank	2006	$135,769	—	—	$5,681	$63,400	—	$10,057	$214,907

David H. Zabriskie Executive Vice President and Chief Lending Officer of the Bank	2006	$145,961	—	—	$5,681	$67,800	—	$11,342	$230,784

Robert W. Murdoch, Jr. Executive Vice President and Retail Banking Manager of the Bank	2006	$120,385	—	—	$5,681	$55,680	—	$9,626	$191,372

(1)	Amounts awarded for the fiscal year under the FNIP were paid in the subsequent fiscal year.
(2)	The amounts in this column reflect the dollar amount recognized as compensation expense for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R) which outlines the accounting requirements for awards pursuant to the Plan and include amounts from awards granted prior to 2006. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in footnote 2 to the company’s audited financial statements for the fiscal year ended December 31, 2006, included in this prospectus.
(3)	All other compensation for 2006 includes the following items: (a) company contributions under the 401k plan, (b) car allowance or value attributable to personal use of company provided automobiles, (c) club dues, (d) premiums for the portion of the death benefits shared by the company with the named executive officers pursuant to bank owned life insurance, (e) premiums for life, accident and long-term disability insurance policies (f) the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 for shares allocated to each named executive officer under the First National Employee Stock Ownership Plan, and (g) in the case of Mr. Calvert, premiums for keyman life insurance and medical and dental insurance coverage. The amount attributable to each such perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by such named executive officer.

Employment Agreements

We recognize that our named executive officers’ contributions to the growth and success of the company are substantial. We desire to provide for the continued employment of our named executive officers, to reinforce and encourage the continued dedication of these individuals to us and to promote our best interest and that of our shareholders.

On September 10, 2004, we entered into an employment agreement with Jerry L. Calvert to serve as our President and Chief Executive Officer. This agreement is for a term of three years and is extended automatically at the end of each year so that the remaining term continues to be three years. Under the agreement, Mr. Calvert receives a base salary of $260,000 per year, which may be increased from time to time with the approval of the board of directors. He also receives his medical insurance premium. He is eligible to receive an annual cash bonus of up to 50% of his base salary based on the accomplishment of performance goals established by the board of directors. Mr. Calvert is entitled to a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries and an accident liability policy totaling $1,000,000. Mr. Calvert will receive an automobile or an automobile allowance and is entitled to participate in all retirement, welfare, and other benefit plans of the company and the bank. During his employment and for a period of one year thereafter, or during any period that Mr. Calvert is receiving a severance payment under the agreement, he is prohibited from (a) competing with us within a radius of 40 miles of the main office or any branch or loan production office; (b) soliciting our customers for a competing business; or (c) soliciting our employees for a competing business. These restrictions do not apply following a change in control.

If we terminate the employee agreement for Mr. Calvert without cause before or after a change in control, or if Mr. Calvert terminates his agreement for good reason within the 90-day period beginning on the 30th day after a change in control or within the 90-day period beginning on the one year anniversary of a change in control, he will be entitled to severance in an amount equal to his then current monthly base salary multiplied by 36 (24 for a termination without cause), plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested).

On January 31, 2005, we entered into employment agreements with Kitty B. Payne, Robert W. Murdoch, Jr., and David H. Zabriskie. Pursuant to the agreements, Ms. Payne serves as our Executive Vice President and the Chief Financial Officer and receives an annual base salary of $135,769, Mr. Murdoch serves as our Executive Vice President and Retail Banking Manager and receives an annual base salary of $120,769, and David Zabriskie serves as our Executive Vice President and Senior Lending Officer and receives an annual base salary of $145,961. Each executive’s annual base salary may be increased from time to time with the approval of the board of directors, but may not be decreased.

Each agreement is for a term of two years and is extended automatically at the end of each year so that the remaining term continues to be two years; however, the executive or the employer may at any time fix the term to a finite period of two years. Each executive is entitled to participate in all employee benefit plans or programs of the company and its bank subsidiary, as well as club dues. In addition, the terms of the agreement entitle Messrs. Murdoch and Zabriskie to the use of an automobile owned or leased by the bank. During each executive’s employment and for a period of one year thereafter, each executive is prohibited from (a) competing with us within a radius of 30 miles of any office or branch; (b) soliciting our customers for a competing business; or (c) soliciting our employees for a competing business. Notwithstanding the foregoing, each executive may serve as an officer of or consultant to a depository institution or holding company with offices in the restricted territory, if such employment does not involve the restricted territory. In consideration for the restrictive covenants, each executive received stock options for 4,253 shares with an exercise price of $14.99 per share (reflects 3-for-2 stock splits distributed March 1, 2004 and January 18, 2006, the 6% stock dividend distributed May 16, 2006, and the 7% stock dividend to be distributed March 30, 2007).

If we terminate the employment agreements for Ms. Payne or Messrs. Murdoch and Zabriskie without cause before or after a change in control, or if Ms. Payne or Messrs. Murdoch and Zabriskie terminate their agreement for good reason within the 90-day period beginning on the 30th day after a change in control, they will be entitled to severance in an amount equal to their then current monthly base salary multiplied by 12, plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested).

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2006, as well as the related exercise prices and expiration dates. Options are granted pursuant to the Plan.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(2)	Market Value of Shares or Units of Stock that Have Not Vested(2)		Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Exercisable	Non- exercisable(1)
Jerry L. Calvert	153,117 —	— —	— —		$3.92 —	3/27/2010 —	— 375	$	— 5,608	— —	— —

Kitty B. Payne	12,759 2,551 850 —	— — 3,402 —	— — — —	$ $ $	3.92 4.23 14.99 —	3/27/2010 12/3/2011 1/31/2015 —	— — — 233		— — — 3,481	— — — —	— — — —

David H. Zabriskie	25,519 2,551 850 —	— — 3,402 —	— — — —	$ $ $	3.92 4.23 14.99 —	3/27/2010 12/3/2011 1/31/2015 —	— — — 255		— — — 3,815	— — — —	— — — —

Robert W. Murdoch, Jr.	2,551 850 —	— 3,402 —	— — —	$ $	4.23 14.99 —	12/3/2011 1/31/2015 —	— — 211	$	— — 3,159	— — —	— — —

(1)	Options granted pursuant to the Plan expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant.
(2)	Each named executive officer fully vests in the shares allocated pursuant to the First National Employee Stock Ownership Plan after seven years of service with 20% of the shares allocated vesting each year, beginning with the third year of service. As of December 31, 2006, each named executive officer had been credited with three years of service.

Grant of Plan-Based Awards

The table below shows the potential payments under the FNIP for 2006. Actual payments made in January 2007 for the year ended December 31, 2006, as shown in the Summary Compensation Table, are as follows: Jerry L. Calvert—$130,000, Kitty B. Payne—$63,400, David H. Zabriskie—$67,800 and Robert W. Murdoch, Jr.—$55,680.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Jerry L. Calvert	—	$78,000	$130,000	$130,000	—	—	—
Kitty B. Payne	—	42,525	47,250	67,500	—	—	—
David H. Zabriskie	—	45,675	50,750	72,500	—	—	—
Robert W. Murdoch, Jr.	—	$38,430	$42,700	$61,000	—	—	—

Option Grants in Last Fiscal Year

For the year ended December 31, 2006, no options were granted to the named executive officers.

Option Exercises and Stock Vested

The following table shows the number of options exercised in share purchases by the named executive officers during the year ended December 31, 2006, as well as the value realized upon these exercises. The table also shows the number of shares acquired upon vesting by the named executive officers during the year ended December 31, 2006, as well as the value realized upon the vesting of these shares. The value represents the positive spread between the exercise price and market price on the date of exercise. The value realized on vesting is determined using the market price on December 29, 2006, the last trading date for the year ended December 31, 2006.

	Option Awards(1)		Stock Awards(2)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Jerry L. Calvert	—	—	94	$1,402
Kitty B. Payne	12,759	$159,165	58	870
David H. Zabriskie	—	—	64	954
Robert W. Murdoch, Jr.	25,519	$349,999	53	$790

(1)	Options granted pursuant to the Plan expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant.

(2)	Each named executive officer fully vests in the shares allocated pursuant to the First National Employee Stock Ownership Plan after seven years of service with 20% of the shares allocated vesting each year, beginning with the third year of service. As of December 31, 2006, each named executive officer had been credited with three years of service.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation payable to each of our named executive officers in the event of termination of such executive’s employment with the company in the case of termination without cause and, in the case of good reason termination following a change in control, by the named executive officer. The amounts shown assume that the termination occurred on December 29, 2006, which was the last trading day of the calendar year ended December 31, 2006, and at a price per share our common stock equal to the closing market price as of that date. These amounts are estimates of the amounts which would have been paid out to the executive officer upon termination as of that date under the specified circumstances. The actual amounts to be paid out can only be determined at the time of such executive officer’s separation from the company.

For purposes of this discussion, the terms cause, good reason, and change in control are defined as follows:

“Change in control” means the occurrence of any of the following events, unless such event is a result of a non-control acquisition:

•

The members of our board of directors, as of the date of the employment agreement, cease for any reason to constitute at least fifty percent of the board of directors unless a majority of the board votes in favor of the new member.

•	A person, other than the company, acquires our common stock, and immediately after which such person has beneficial ownership of 20% or more of the combined voting power of our common stock.

•

Approval by our shareholders of: (i) a merger, consolidation, or reorganization; (ii) a complete liquidation or dissolution; or (iii) an agreement for the sale or other disposition of all or substantially all of our assets.

•

Regulatory approval (or notice of no disapproval) is granted by the Federal Reserve, the OCC, the FDIC, or any other regulatory authority for permission to acquire control of the company or any of our banking subsidiaries.

“Good reason” means the occurrence after a change in control of any of the events or conditions described below:

•	an adverse change in an employee’s position at any time within 90 days preceding the date of a change in control or at any time thereafter;

•

a reduction in the aggregate compensation package opportunity, including base salary and bonus compensation, from the previous year in the amount available under the performance bonus compensation plan (the CEO employment agreement does not include this provision);

•	a relocation of an employee at any place outside a 30 mile radius from the employee’s current work location except for reasonably required travel;

•

the failure by us to (A) continue any material compensation or employee benefit plan in which the employee was participating at any time within 90 days preceding the date of a change in control or at any time thereafter, unless replaced with a plan providing substantially equivalent compensation or benefits, or (B) provide the employee with compensation and benefits, in the aggregate, at least equal to those provided for under each other employee benefit plan, program and practice in which the employee was participating at any time within 90 days preceding the date of a change in control or at any time thereafter;

•	the insolvency or the filing of a petition for bankruptcy of the company which petition is not dismissed within sixty days;

•	any material breach by the company of any material provision of the employment agreement;

•	any purported termination of the employee’s employment for cause by us which does not comply with the terms of the employment agreement; or

•	our failure to obtain an agreement, satisfactory to the employee, from any successor or assign to assume and agree to perform the employment agreement.

Any event or condition described above which occurs prior to a change in control but which the employee reasonably demonstrates (A) was at the request of a third party, or (B) otherwise arose in connection with a change in control which actually occurs, shall constitute good reason for purposes of the employment agreement, notwithstanding that it occurred prior to the change in control.

For the CEO, “cause” consists of any of the following:

•

a willful act (including, without limitation, a dishonest or fraudulent act) or a grossly negligent act, or the willful or grossly negligent omission to act by the executive, which is intended to cause, causes or is reasonably likely to cause material harm to the company (including harm to its business reputation);

•	an indictment for the commission or perpetration by the executive of any felony or any crime involving dishonesty, moral turpitude or fraud;

•	a material breach by the executive of the employment agreement that remains uncured ten days following written notice;

•	notice from that any regulatory agency having jurisdiction of its intention to institute any form of formal or informal regulatory action against the executive or the company;

•

disorderly conduct by the executive that materially disrupts the company’s business operations to a level which is materially detrimental to the company’s best interest, that, if susceptible of cure remains uncured ten days following written notice to the executive; or

•

the failure of the executive to devote his full business time and attention to his employment as provided under the employment agreement that, if susceptible of cure, remains uncured 30 days following written notice to the executive of such failure.

For the named executive officers other than the CEO, “cause” is defined as:

•	a willful or negligent act or willful or negligent omission to act which causes harm to the company;

•	a conviction for the commission or perpetration by the employee of any felony or an act of fraud;

•	the failure of the employee to devote his full time and attention to the business, of the company; or

•	the failure of the employee to perform his duties under the terms of the employment agreement.

Potential Payments Upon Termination or Change in Control

Name and Principal Position	Salary		Bonus		Continuation of Medical Benefits(4)		Acceleration and Continuation of Equity Awards(5)		Total Termination Benefits
Jerry L. Calvert, President, CEO and Director of the Company and the Bank Termination without cause(1) Good reason termination after change in control(2)	$ $	520,000 780,000	$ $	130,000 130,000	$ $	30,652 45,978	$ $	5,608 5,608	$ $	686,260 961,586
Kitty B. Payne, Executive Vice President and Chief Financial Officer of the Company and the Bank(3) Termination without cause Good reason termination after change in control	$ $	155,000 155,000	$	— 63,400	$	— 6,451	$	— 3,481	$ $	155,000 228,332
David H. Zabriskie, Executive Vice President and Chief Lending Officer of the Bank(3) Termination without cause Good reason termination after change in control	$ $	170,000 170,000	$	— 67,800	$	— 5,604	$	— 3,815	$ $	170,000 247,219
Robert W. Murdoch, Jr., Executive Vice President and Retail Banking Manager of the Bank(3) Termination without cause Good reason termination after change in control	$ $	140,000 140,000	$	— 55,680	$	— 8,449	$	— 3,159	$ $	140,000 207,288

(1)	Salary and continuation of benefits is for a period of 24 months following termination without cause before or after a change in control.

(2)	Salary and continuation of benefits is for a period of 36 months following good reason termination after a change in control.

(3)	Salary and continuation of benefits is for a period of 12 months following termination without cause before or after a change in control or good reason termination after a change in control.

(4)	Reflects the estimate of all future premiums which will be paid for life insurance, disability, medical and dental benefits, using the premium rates in effect at December 29, 2006.
(5)	Assumes a value per share of the company’s common stock of $14.95 per share, which was the closing price per share of the company’s stock as of December 29, 2006, adjusted for the 7% stock dividend to be distributed on March 30, 2007. The values shown in this column with respect to accelerated vesting of stock options represent the intrinsic value (i.e., the excess of the split-adjusted price per share as of December 29, 2006, over the split-adjusted exercise price of the option) of the options for which vesting is accelerated. Also included in this column are values shown with respect to accelerated vesting of shares of the company’s stock allocated to each executive officer’s Employee Stock Ownership Plan account as of December 31, 2006.

If the named executive officer’s employment is terminated for cause or upon voluntary termination, the named executive officer shall receive only any sums due as base salary and/or reimbursement of expenses through the date of such termination.

If the named executive officer’s employment is terminated upon the death of the named executive officer, the named executive officer’s estate shall receive any sums due as base salary and/or reimbursement of expenses through the end of the month during which death occurred. The chief executive officer’s estate is also entitled to receive any bonus earned or accrued through the date of death, including any amounts awarded for previous years but were not yet vested.

If the chief executive officer’s employment is terminated upon his disability, the chief executive officer shall receive any salary and bonus earned or accrued through the date of incapacity, including any amounts awarded for previous years but were not yet vested.

For further information about the employment agreements with the named executive officers, please see the discussion entitled Employment Agreements following the Summary Compensation Table.

Director Compensation

The following table shows the fees paid to each of our elected directors for board meeting and committee meeting attendance in 2006.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
C. Dan Adams	$20,400	—	—	—	—	—	$20,400
Mellnee Buchheit	9,800	—	—	—	—	—	9,800
Jerry L. Calvert	—	—	—	—	—	—	—
Martha Chapman	10,200	—	—	—	—	—	10,200
W. Russel Floyd, Jr.	13,400	—	—	—	—	—	13,400
C. Tyrone Gilmore, Sr.	13,200	—	—	—	—	—	13,200
Gaines W. Hammond, Jr.	22,600	—	—	—	—	—	22,600
Benjamin Hines	19,600	—	—	—	—	—	19,600
William Hudson	22,000	—	—	—	—	—	22,000
Norman Pulliam	12,400	—	—	—	—	—	12,400
Peter Weisman	12,400	—	—	—	—	—	12,400
Donald B. Wildman	12,400	—	—	—	—	—	12,400
Coleman L. Young, Jr.	21,400	—	—	—	—	—	21,400

During 2006, we paid our outside directors $600 for each board meeting they attended and $400 for each committee meeting they attended.

Corporate Governance

We periodically review our corporate governance policies and procedures which are designed to establish high standards of ethical conduct and provide that we report results with accuracy and transparency and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic review, the Board of Directors reviews and adopts best corporate governance policies and practices for us.

Code of Ethics

We have adopted a Code of Ethics that is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics requires that our directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

As a mechanism to encourage compliance with the Code of Ethics, we have adopted a policy regarding our method of receiving, retaining and treating complaints received regarding accounting, internal accounting controls or auditing matters. This policy ensures that employees may submit concerns in good faith regarding questionable accounting or auditing matters in a confidential and anonymous manner without fear of dismissal or retaliation of any kind. A copy of the Code of Ethics can be found on our website, www.firstnational-online.com.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much of our common stock is considered to be beneficially owned by the directors, named executive officers, and owners of more than 5% of the outstanding common stock, as of June 1, 2007. During the initial public offering completed in February of 2000, each organizer received a warrant to purchase two shares of common stock at a purchase price of $3.92 per share for every three shares purchased by that organizer in the offering, for a total of 799,611 shares. These figures reflect the 3-for-2 stock splits distributed on March 1, 2004 and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007. The warrants, which are represented by separate warrant agreements, vested over a five-year period beginning on February 10, 2001, and are exercisable in whole or in part until February 10, 2010. Unless otherwise indicated, the address of each beneficial owner is c/o First National Bancshares, Inc., 215 North Pine Street, Spartanburg, South Carolina 29302.

Name	Shares Beneficially Owned (1)	Right To Acquire(2)	Percent(3)
C. Dan Adams(4)	144,611	85,065	6.07%
Mellnee G. Buchheit	83,648	51,039	3.59%
Jerry L. Calvert(5)	79,110	204,156	7.26%
Martha C. Chapman	50,556	34,026	2.27%
W. Russel Floyd, Jr.	94,140	51,039	3.87%
Dr. C. Tyrone Gilmore, Sr.	25,835	17,013	1.15%
Dr. Gaines W. Hammond, Jr.(6)	282,552	—	7.65%
Benjamin R. Hines(11)	114,271	71,455	4.93%
Robert W. Murdoch, Jr.	27,619	4,253	0.86%
William A. Hudson(7)	159,864	102,078	6.90%
Kitty B. Payne(10)	17,650	17,013	0.93%
Norman F. Pulliam	176,050	102,078	7.32%
Peter E. Weisman(8)	87,447	56,143	3.83%
Donald B. Wildman(9)	58,737	34,026	2.49%
Coleman L. Young, Jr.(12)	70,888	42,533	3.03%
David H. Zabriskie	5,430	29,773	0.94%

All directors & executive officers as a group (16 persons)	1,478,408	901,690	51.77%

(1)	Includes shares for which the named person:

•	has sole voting and investment power,

•	has shared voting and investment power with a spouse or other family member in trust, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

•	does not include shares that may be acquired by exercising stock options or warrants.

(2)	Includes shares that may be acquired within the next 60 days by exercising vested stock options or warrants, but does not include any other stock options or warrants.

(3)	Based on 3,695,822 shares of common stock of the company outstanding as of the record date of June 1, 2007, plus the number of shares which the named person exercising all options or warrants has the right to acquire within 60 days, but that no other persons exercise any options or warrants.

(4)	Includes 127 shares in trust each for Carey Adams and Abby Adams, in which he acts as custodian. Includes 75,257 shares pledged as collateral for loans.

(5)	Includes 254 shares owned by his son Jerry Calvert, Jr., 254 shares owned by his son Timothy R. Calvert and 254 shares owned by his daughter Casey M. Calvert, all in a trust in which he acts as trustee. Includes 14,204 shares pledged as collateral for loans.

(6)	Include 135,676 shares pledged as collateral for loans.

(7)	Includes 5,104 shares in trust each for Alexa S. Hudson, Lanie Ann Hudson, William Alex Hudson, II, John M. Hammond, Lillian Grace Hammond and Ross H. Hammond. Also includes 129,240 shares held via William A. Hudson Limited Family Partnership, LLC. Includes 121,024 shares pledged as collateral for loans.

(8)	Includes 680 shares in trust for William Desvallees and 680 shares for Lucie Desvallees for which he acts as custodian.

(9)	Includes 254 shares in trust for William Reid Wildman for which he acts as custodian and 30,000 shares held in the name of Johnson, Smith, Hibbard & Wildman Law Firm, L.L.P. for the benefit of Mr. Wildman’s retirement account.

(10)	Includes 12,759 shares pledged as collateral for loans.

(11)	Shares are held in the name of The Hines Family Ltd Partnership, of which Mr. Hines is the sole owner and voting member.

(12)	Shares are held in the name of the Coleman Young Family Limited Partnership, of which Mr. Young is the sole owner and voting member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these related party transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us or the bank. Loans to individual directors and officers must also comply with our bank subsidiary lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. As of December 31, 2006, the aggregate amount of credit we extended to directors, executive officers, and principal shareholders was $8,030,065, representing approximately 29.75% of our shareholders’ equity. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. Director independence is reviewed on an annual basis by the audit committee.

In February 2007, we entered into a transaction with a related party entity to sell and subsequently lease back from the entity certain real properties previously owned by our bank subsidiary. The sales price for the properties was $5,450,000. In connection with the sale, the bank agreed to lease back the real properties from the related party entity for an initial term of twenty-five years with one five-year option to renew at the option of the bank. The terms of the lease portion of the agreement call for monthly rental payments of $38,604 during the initial term. The related party entity, First National Holdings, LLC, is a limited liability company owned by nine investors who also serve as directors of our company and our bank subsidiary. Our board members, who are members of this limited liability company or who control entities that are members of this limited liability company, are Gaines W. Hammond, Jr., M.D., Benjamin R. Hines, C. Dan Adams, Norman F. Pulliam, Mellnee Buchheit, Coleman L. Young, Jr., Peter E. Weisman, Donald B. Wildman (as managing member) and W. Russel Floyd, Jr. Each investor/director has a one/ninth interest in the limited liability company. The transaction was approved by the board of directors of our bank subsidiary and complies with the NASDAQ Global Market listing standards, applicable SEC Rules, and our own internal policies and procedures.

We have a written policy contained in our Code of Ethics which describes the procedures for reviewing transactions between us and our directors and executive officers, their immediate family members and entities with which they have a position or relationship. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director of executive officer.

We annually require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. Our management annually reviews all transactions and relationships disclosed in the director and officer questionnaires, and the board of directors makes a formal determination regarding each director’s independence under NASDAQ Global Market listing standards and applicable SEC rules.

In addition, our bank subsidiary is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserves Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Under Regulation O, the bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

In addition to the annual review, our Code of Ethics requires that our CEO be notified of any proposed transaction involving a director or executive officer that may present an actual or potential conflict of interest, and that such transaction be presented to and approved by the audit committee. Upon receiving any notice of a related party transaction involving a director or executive officer, the CEO will discuss the transaction with the Chair of our audit committee. If the likelihood exists that the transaction would present a conflict of interest or, in the case of a director, impair the director’s independence, the audit committee will review the transaction and its ramifications. If, in the case of a director, the audit committee determines that the transaction presents a conflict of interest or impairs the director’s independence, the board of directors will determine the appropriate response. If, in the case of an executive officer, the audit committee determines that the transaction presents a conflict of interest, the audit committee will determine the appropriate response.

Exculpation and Indemnification

Our articles of incorporation contain a provision that, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation that the person served as a director at our request to the fullest extent permitted by applicable law. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

Under our articles of incorporation, indemnification will be disallowed for (i) any breach of the director’s duty of loyalty; (ii) acts or omissions not in good faith or that involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that “a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.” Section 33-8-540 of the South Carolina Business Corporation Act provides that, upon application of a director, a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

Our bylaws require our board of directors to extend to our officers the same indemnification rights held by our directors, subject to all of the accompanying conditions and obligations. Our bylaws permit our board of directors to authorize us to indemnify, hold harmless and advance expenses to any of our officers, employees or agents to the fullest extent permitted by public policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 or otherwise may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF SERIES A PREFERRED STOCK

General

Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

The Series A Preferred Stock will constitute our first series of preferred stock. The shares will not be subject to any sinking fund or other obligation to redeem or retire any shares of the Series A Preferred Stock.

The Series A Preferred Stock, upon issuance against full payment of the purchase price, and any common stock issued upon conversion of the Series A Preferred Stock, will be fully-paid and nonassessable. No assurance can be given that any trading market will develop in the Series A Preferred Stock.

Set forth below is a brief summary of the material provisions relating to the Series A Preferred Stock. This summary is not intended to be complete and is qualified in its entirety by the provisions of our articles of incorporation and the certificate of designation setting forth the rights, preferences, privileges and restrictions of the Series A Preferred Stock, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Us.”

Ranking

The Series A Preferred Stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

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senior to our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series A Preferred Stock (the “Issue Date”) by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Junior Stock”);

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on a parity with any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Parity Stock”); and

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junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Senior Stock”).

The rights of the holders of Series A Preferred Stock will be subordinate to the rights of our general creditors, including depositors. For additional information, see “—Voting Rights.”

Dividend Rights

Subject to the rights of any holders of Senior Stock and Parity Stock, the holders of shares of Series A Preferred Stock will be entitled to receive, when, as, and if declared by our board of directors, out of our assets legally available for payment, noncumulative cash dividends, payable quarterly, at the rate of 7.25% per annum. This is equivalent to $1.8125 per share of Series A Preferred Stock per annum.

Dividends on the Series A Preferred Stock will be payable quarterly, in arrears, on the last day of March, June, September and December of each year, commencing September 30, 2007 (each, a “Dividend Payment Date”). Dividends will be payable from the most recent Dividend Payment Date or, in the case of the dividend payable on September 30, 2007, from the Issue Date of the Series A Preferred Stock. Dividends payable on the Series A Preferred Stock for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series A Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four.

Each declared dividend shall be payable to holders of record as they appear on our stock records at the close of business on the 15th day prior to the relevant Dividend Payment Date. Regular quarterly dividend periods will commence on and include the last day of March, June, September and December, of each year and will end on and include the date preceding the next following Dividend Payment Date.

Dividends on the Series A Preferred Stock are noncumulative. If our board of directors fails to declare a dividend on the Series A Preferred Stock for a dividend period, then the holders of the Series A Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

No full dividends will be declared or paid or set apart for payment on any Parity Stock or Junior Stock during any calendar quarter unless full dividends on the Series A Preferred Stock for the dividend period ending during the calendar quarter have been declared and we have not failed to pay a dividend in the full amount of the Series A Preferred Stock with respect to the period in which such dividend payment to any Parity Stock or Junior Stock would occur. When cash dividends are not paid in full, or a sum sufficient for the full payment is not set apart, upon the Series A Preferred Stock and any other Parity Stock, dividends upon shares of Series A Preferred Stock and dividends on other Parity Stock payable during the dividend period will be declared pro rata so that the amount of dividends payable per share on the Series A Preferred Stock and any other Parity Stock will in all cases bear to each other the same ratio that full dividends for the then-current dividend period on the shares of Series A Preferred Stock, which shall include any accumulation related to unpaid dividends for prior dividend periods, and full dividends, including required or permitted accumulations, if any, on shares of the other Parity Stock, bear to each other. If full dividends on the Series A Preferred Stock have not been declared and paid or set apart for payment for the then-current dividend period, the following restrictions will be applicable during the dividend period:

•	no dividend or distribution, other than in shares of Junior Stock, may be declared, set aside or paid on any shares of stock of any series of Junior Stock;

•

we may not repurchase, redeem or otherwise acquire any shares of our Junior Stock, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock, except by conversion into or exchange for Junior Stock, or by the tendering of Junior Stock in payment for the exercise of options under our stock option plans then in effect; and

•

except by conversion into or exchange for Junior Stock, we may not, directly or indirectly, repurchase, redeem or otherwise acquire, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock or Parity Stock other than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of Series A Preferred Stock and such other Parity Stock.

Any future Parity Stock issued by us will only have dividend periods which end on the same date as a dividend period.

There can be no assurances that any dividends on the Series A Preferred Stock will be declared or, if declared, what the amounts of dividends will be or whether these dividends, if declared for any dividend period, will continue for any future dividend period. The declaration and payment of future dividends on the Series A Preferred Stock will be subject to business conditions, regulatory considerations, our earnings and financial condition and the judgment of our board of directors.

Dividends on the Series A Preferred Stock are also subject to federal regulatory restrictions.

Conversion Rights

Each share of Series A Preferred Stock, unless previously redeemed, will be convertible at the option of the holder into shares of our common stock at the conversion price of $17.50 per share of common stock, subject to adjustment in the events described below.

The holder of record of a share of Series A Preferred Stock on a record date related to the payment of a dividend declared on the Series A Preferred Stock will be entitled to receive the declared dividend on the corresponding Dividend Payment Date notwithstanding the conversion of the Series A Preferred Stock after the record date. No payment or adjustment is to be made on conversion for dividends declared on the shares of Series A Preferred Stock or for dividends declared on the common stock issued on conversion.

The conversion price will be subject to adjustment if, after the Issue Date, any of the following events occur:

•	the issuance of any capital stock as a dividend or distribution on our common stock;

•	the combination, subdivision or reclassification or capital reorganization of our common stock;

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the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current conversion price, subject to certain exceptions;

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a pro rata distribution to all holders of shares of our common stock consisting only of cash that, when combined with all other all cash distributions we made within the preceding 12 months and any cash and the fair market value of other consideration paid or payable for any tender offer by us for shares of our common stock concluded within the preceding 12 months, to the extent such payment in the aggregate exceeds 10% of our market capitalization on the record date of such distribution;

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we complete a tender or exchange offer for shares of our common stock that involves an aggregate consideration that, together with any cash and other consideration payable in such offer expiring within the preceding 12 months and the aggregate amount of any all cash distributions referenced immediately above to all holders of shares of our common stock within the preceding 12 months, to the extent. such payment exceeds 10% of our market capitalization on the expiration of such tender offer; or

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the distribution to all holders of our common stock of evidences of our indebtedness or other assets, including securities, but excluding the dividends, distributions, rights and warrants, referred to above, and any dividend or distribution paid in cash out of retained earnings.

No adjustment of less than 1% of the conversion price will be required. Any adjustment not made due to this limitation must be carried forward, however, and taken into account in any subsequent adjustment determination.

The Series A Preferred Stock does not have rights protecting its holders against dilution resulting from the sale of additional shares of common stock by us.

In the event of a consolidation or merger or similar transaction in which the outstanding shares of common stock are by operation of law exchanged for, or changed, reclassified or converted into, other stock or securities, or cash or other property, or any combination of stock, cash or property, the outstanding shares of Series A Preferred Stock will, after the transaction, be convertible on the same terms and conditions into the consideration receivable by a holder of the number of shares of common stock into which shares of Series A Preferred Stock could have been converted immediately prior to the transaction.

If the Series A Preferred Stock is called for redemption, the conversion right will terminate at the close of business on the business day prior to the date fixed for redemption, unless we default in the payment of the redemption price. Conversion of shares of Series A Preferred Stock may be effected by delivering certificates evidencing the shares, together with written notice of conversion and a proper assignment of the certificates to us or in blank, to the office or agency to be maintained by us for that purpose.

Fractional shares of common stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of the fractional interests. We will at all times reserve a sufficient number of shares of our common stock to effect the conversion of all shares of Series A Preferred Stock then outstanding.

Redemption

Shares of Series A Preferred Stock will not be subject to redemption prior to the third anniversary of the Issue Date, unless the closing sale price per share of the common stock, as reported on the Nasdaq Global Market or any exchange on which the common stock is then traded, has equaled or exceeded 140% of the Series A Preferred Stock conversion price per share for at least 20 consecutive trading days ending not more than five trading days prior to the date of mailing of the notice of redemption. The shares of Series A Preferred Stock will be redeemable at our option and, with the prior approval of the Federal Reserve Board, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after the third anniversary of the Issue Date at the cash redemption price of $26.50 per share of Series A Preferred Stock, plus declared and unpaid dividends, if any, from the Dividend Payment Date immediately preceding the date fixed for redemption, with the foregoing redemption price declining in equal increments on a quarterly basis to $25.00 per share of Series A Preferred Stock on or after the fifth anniversary of the Issue Date.

If the closing sale price per share of the common stock has equaled or exceeded 140% of the Series A Preferred Stock conversion price per share for at least 20 consecutive trading days as set forth above, the cash redemption price will be $25.00 per share of Series A Preferred Stock, plus declared but unpaid dividends, if any, from the Dividend Payment Date immediately preceding the date fixed for redemption.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series A Preferred Stock would result in the delisting of the Series A Preferred Stock from any national securities exchange on which the shares of Series A Preferred Stock are then listed, we may only redeem the Series A Preferred Stock in whole.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series A Preferred Stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the certificates evidencing the shares of Series A Preferred Stock to be redeemed.

We will not redeem or set aside funds for the redemption of any Parity Stock unless prior to or contemporaneously we redeem, or set aside funds for the redemption of, a number of shares of Series A Preferred

Stock whose liquidation preference bears the same relationship to the aggregate liquidation preference of all shares of Series A Preferred Stock then outstanding as the liquidation preference of any Parity Stock then outstanding.

Should we redeem any shares of Series A Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Series A Preferred Stock to be redeemed as their addresses appear on our stock register.

Voting Rights

The holders of our Series A Preferred Stock have no voting rights except as required by South Carolina law and as set forth in the Certificate of Designation.

So long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote or written consent of the holders pf at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as a class:

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amend, alter or repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Designation authorizing and creating the Series A Preferred Stock, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series A Preferred Stock; or

•

create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute Parity Stock or Senior Stock, provided, however, that the consent of the holders of the Series A Preferred Stock will not be required in connection with the creation, authorization or issuance of Parity Stock unless the Parity Stock has cumulative dividend rights.

The creation or the issuance of noncumulative Parity Stock or Junior Stock, or an amendment which increases the number of authorized shares of preferred stock, will not be considered to be a material and adverse change requiring a vote of the holders of the Series A Preferred Stock.

Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease, is made, will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of the Series A Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series A Preferred Stock.

Liquidation Preference

The amount which the holders of outstanding shares of Series A Preferred Stock will be entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or not, after payment or provision for payment of our debts and other liabilities, out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of the common stock or any Junior Stock as to distributions, will be $25.00 per share plus dividends declared and unpaid, to the date fixed for liquidation, dissolution or winding up, before any amount is paid or distributed among the holders of common stock or other Junior Stock.

If, upon any voluntary or involuntary dissolution or winding up, the amounts payable related to the Series A Preferred Stock and any Parity Stock shall be insufficient to pay in full the amount to which such holders are entitled, the holders of the Series A Preferred Stock and Parity Stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled, which, if applicable in the case of Parity Stock, may include accumulated dividends. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series A Preferred Stock will not be entitled to any further participation in any distribution of our assets. All distributions made with respect to the Series A Preferred Stock in connection with any liquidation, dissolution or winding up will be made pro rata to the holders of Series A Preferred Stock.

A consolidation, merger, sale or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all of our assets will not be considered our liquidation, dissolution or winding up for this purpose; provided, however, that if the aggregate amount of cash receivable in exchange for or upon conversion of the Series A Preferred Stock in connection with a cash merger or other cash transaction would be less than the liquidation value of the Series A Preferred Stock, then the cash merger or transaction will be considered our liquidation, dissolution or winding up and will be subject to the rights described above.

Preemptive Rights

No holder of any shares of Series A Preferred Stock will have any preemptive right to subscribe to stock, obligations, warrants or other securities of any class, whether now or authorized in the future.

No Other Rights

Shares of common stock or Series A Preferred Stock do not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth in our articles of incorporation and the certificate of designation or as otherwise required by law.

Transfer Agent

The transfer agent for the Series A Preferred Stock will be First Citizens Bank and Trust.

Book-Entry, Delivery and Form

The Depository Trust Company (“DTC”) will act as securities depositary for our Series A Preferred Stock. Our Series A Preferred Stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of our Series A Preferred Stock, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below. Upon issuance of the Series A Preferred Stock and the deposit of the global certificate with or on behalf of DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective number of shares of Series A Preferred Stock represented by such certificate to the accounts of the participants. The accounts to be credited will be designated by the underwriter.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in our Series A Preferred Stock so long as the shares of our Series A Preferred Stock are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section l7A of the Exchange Act.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

No Series A Preferred Stock represented by global security certificates may be exchanged in whole or in part for our Series A Preferred Stock in registered form, and no transfer of global security certificates will be made in whole or in part for our Series A Preferred Stock in registered form, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless, however, the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates, has ceased to be qualified to act, or there is a continuing default by us in respect of our obligations under our Series A Preferred Stock, the Certificate of Designation or any other principal agreements or instruments executed in connection with this offering.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of our Series A Preferred Stock represented by those certificates for all purposes under our Series A Preferred Stock. Except in the limited circumstances referred to above, owners of beneficial interest in global security certificates will not be entitled to have the global security certificates or shares of our Series A Preferred Stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of our Series A Preferred Stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of our Series A Preferred Stock represented by those certificates for any purpose under our Series A Preferred Stock. Accordingly, all payments on our Series A Preferred Stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

Procedures for conversion of the Series A Preferred Stock will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges, voting and the exercises of any other rights or matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we, nor any of our agents, will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Series A Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

We, however, are not required to issue any certificates representing shares of our Series A Preferred Stock on or after any conversion date thereof. In place of the delivery of a replacement certificate following such conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of our Series A Preferred Stock evidenced by the certificate.

DESCRIPTION OF OTHER CAPITAL STOCK

General

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. This summary of the material rights and features of our capital stock does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws, and applicable South Carolina law.

Common Stock

Holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. See “Dividend Policy.” Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefor, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock

Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock.

Anti-takeover Effects

The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Number and Qualification of Directors.    Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 13 directors. Our bylaws also provide that no individual who is or becomes a business competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity that the board of directors, after having such matter formally brought to its attention, determines to be in competition with the company or any of its subsidiaries (any such individual, corporation, or other entity being a “business competitor”) shall be ineligible to serve as a director if the board of directors determines that it would not be in the company’s best interests for such individual to serve as one of our directors. Any financial institution having branches or affiliates within Spartanburg County, South Carolina shall be presumed to be a business competitor unless the board of directors determines otherwise.

Classified Board of Directors.    Our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms so long as there are at least six directors. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Removal of Directors and Filling Vacancies.    Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, or our board of directors, by a unanimous vote, excluding the director in question, may remove a director with or without cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to our secretary no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to our secretary no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. The chairman of any meeting of shareholders may refuse to acknowledge a shareholder proposal or nomination that is not made in accordance with such procedures.

Nomination Requirements.    Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders’ meeting may, for good cause shown, waive the operation of these provisions or may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Business Combinations with Interested Shareholders.    We are subject to the South Carolina business combination statute, which restricts mergers and other similar business combinations between public companies headquartered in South Carolina and any 10% shareholder of the company. The statute prohibits such a business combination for two years following the date the person acquires shares to become a 10% shareholder unless the business combination or such purchase of shares is approved by a majority of the company’s outside directors. The statute also prohibits such a business combination with a 10% shareholder at any time unless the transaction complies with our articles of incorporation and either (i) the business combination or the shareholder’s purchase of shares is approved by a majority of our outside directors; (ii) the business combination is approved by a majority of the shares held by our other shareholders at a meeting called no earlier than two years after the shareholder acquired the shares to become a 10% shareholder; or (iii) the business combination meets specified fair price and form of consideration requirements.

Consideration of Other Constituencies in Mergers.    Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the company and our shareholders, to take into account the effect of the transaction on our employees, customers, and suppliers and upon the communities in which our offices are located, and all other factors the board of directors considers pertinent.

Transfer Agent and Registrar

First Citizens Bank and Trust serves as the transfer agent for our common stock. Its address is P.O. Box 29522, Raleigh, North Carolina 27626-0522 and its telephone number is 1-877-685-0576.

MATERIAL FEDERAL U.S. INCOME TAX CONSIDERATIONS

General

The following is a discussion of the material United States federal income tax consequences applicable to holders of the Series A Preferred Stock resulting from their purchase, ownership and disposition of the Series A Preferred Stock (and any common stock received upon conversion). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to address all of the United States federal income tax consequences that may be applicable to particular holders, including brokers or dealers in securities, financial institutions, traders in securities, persons subject to the alternative minimum tax, insurance companies, persons that hold the Series A Preferred Stock or common stock issued upon its conversion as part of a hedge, conversion, integrated or constructive sale transaction or as part of a straddle, persons whose functional currency is not the United States dollar and tax-exempt organizations. In addition, except as otherwise provided, this discussion addresses only material United States federal income tax consequences and does not describe any United States federal estate or gift tax consequences or the tax consequences arising out of the application of the tax laws of any state, local or foreign jurisdiction. This discussion applies only to those persons who are the initial holders of the Series A Preferred Stock. In addition, this discussion is limited to those holders who are U.S. persons and who hold the Series A Preferred Stock and the common stock as a “capital asset.”

This discussion does not purport to address the tax consequences that may be applicable to holders that are not “U.S. Holders.” As used herein, the term “U.S. Holder” means a holder that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons); or

•	a partnership that is created or organized in or under the laws of the United States or of any state thereof.

Distributions in General.    Distributions with respect to the Series A Preferred Stock (or common stock issued upon conversion) will be treated as dividends and taxable as ordinary income to the extent of our current and accumulated earnings and profits as calculated for the United States federal income tax purposes. The maximum United States tax rate on most dividends received by non-corporate taxpayers is generally 15% but is currently scheduled to increase for dividends paid after December 31, 2010. To the extent that the amount of a distribution with respect to the Series A Preferred Stock (or common stock issued upon conversion) exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis, and thereafter as capital gain from the sale of the Series A Preferred Stock (taxable as described below under “—Sale or Other Taxable Disposition of the Series A Preferred Stock”).

Subject to certain exceptions and limitations, a holder that is a corporation may be entitled to a dividends-received deduction (generally at a 70% rate) with respect to amounts treated as dividends on the Series A Preferred Stock (or common stock issued upon conversion) but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. The benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders must consider certain provisions that may limit the availability of the deduction including, but not limited to, the holding period rules under Section 246(c) of the Code and the debt-financed stock rules of Section 246A of the Code.

Conversion of the Series A Preferred Stock.    A holder generally will not recognize gain or loss upon the conversion of the Series A Preferred Stock into common stock, except with respect to cash paid in lieu of fractional shares of common stock.

Generally, a holder’s adjusted tax basis in the common stock received upon the conversion of the Series A Preferred Stock will equal the adjusted tax basis of the converted Series A Preferred Stock (other than the portion of such Series A Preferred Stock the conversion of which resulted in the recognition of gain or loss due to the receipt of cash or other property in lieu of fractional shares). The holding period of such common stock will include the holding period of the converted Series A Preferred Stock.

Adjustment of Conversion Price in Respect of Series A Preferred Stock.    In general, adjustments to the conversion ratio of preferred stock to prevent dilution because of a stock dividend or stock split will not be taxable. However, an adjustment to the conversion price ratio to reflect our issuance of certain rights, warrants, evidences of indebtedness, stock, securities or other assets to holders of common stock (an “Adjustment”) may result in a constructive dividend to the holders of the Series A Preferred Stock if such change has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets. The amount of any such constructive dividend would be the fair market value on the date of the Adjustment of the additional number of shares of common stock to which holders of Series A Preferred Stock would be entitled by reason of the increase in the proportionate interests of such holders in our assets or earnings and profits.

Excessive Redemption Price.    Under Section 305(c) of the Code and the regulations of the Treasury Department promulgated thereunder, if the redemption price of Series A Preferred Stock exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under “—Distributions in General.” A holder of such Series A Preferred Stock would generally be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. However, an issuer’s right to redeem stock at a premium would give rise to a constructive distribution only if , based on all the facts and circumstances as of the issue date, redemption pursuant to that right is more likely than not to occur. Even if such redemption at a premium is considered to be more likely than not, the issuer’s redemption right still would not give rise to a constructive distribution if the redemption right is solely in the nature of a penalty for premature redemption. We do not believe that a redemption at a premium is more likely than not to occur, and we intend to take the position that our redemption right does not result in a constructive distribution.

Sale or other Taxable Disposition of the Series A Preferred Stock.    Upon a sale or other taxable disposition of Series A Preferred Stock (or common stock issued upon conversion) other than a redemption, a holder generally (except upon certain circumstances as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder’s adjusted tax basis in the Series A Preferred Stock (or common stock issued upon conversion). Such gain or loss will be long-term capital gain or loss if the Series A Preferred Stock (or common stock issued upon conversion) has been held by the holder for more than one year at the time of disposition. The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the maximum tax rate on long-term capital gains for most non-corporate taxpayers to 15% through 2008. The deductibility of capital losses by non-corporate taxpayers is subject to limitations which were not affected by the Act.

Redemption of the Series A Preferred Stock.    A holder will recognize gain or loss upon the redemption of the Series A Preferred Stock for cash. The redemption will be treated as a sale or exchange and therefore qualify for the capital gains treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder’s interest in us is completely terminated as a result of the redemption, (ii) if the holder owns shares of voting stock in us, the holder’s percentage ownership of our voting stock immediately after the redemption is less than 80% of such holder’s percentage ownership immediately before the redemption or (iii) the redemption is “not essentially equivalent to a dividend.” Whether a redemption is not essentially equivalent to a dividend depends on each holder’s facts and circumstances, but in any event requires a “meaningful reduction” in such holder’s equity interest in us.

If none of the above conditions necessary for sale or exchange treatment is satisfied, the entire amount of the cash received in the redemption will be treated as a distribution, which will be treated in the same manner as distributions described above under “—Distributions in General.” In such case, the holder’s adjusted tax basis in the redeemed stock would be transferred to the holder’s remaining shares of our stock, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under Section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the holder does not actually own any other stock, but, instead, is deemed to have a constructive ownership interest in us, the holder may lose the benefit of its adjusted tax basis in the redeemed stock. However, the holder’s adjusted tax basis in the redeemed stock may be shifted to our stock owned by the related person whose stock the holder is deemed to own constructively.

Information Reporting and Backup Withholding on U.S. Holders.    We generally will be required to report to certain holders of our Series A Preferred Stock (or common stock issued upon its conversion) and to the IRS the amount of any dividends paid to a holder in each calendar year and the amounts of any tax withheld.

Backup withholding may apply with respect to our payments of dividends on the Series A Preferred Stock (or common stock issued upon conversion) and to certain payments of proceeds on the sale or redemption of the Series A Preferred Stock. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the backup withholding tax rate was reduced to 28%. Backup withholding may be avoided if the beneficial owner of such Series A Preferred Stock (or common stock issued upon conversion) furnishes us or our agent with a federal taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. If the Series A Preferred Stock (or common stock issued upon conversion) is sold to (or through) a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term “broker” as defined by regulations of the Treasury Department includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder’s United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY, IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF THE SERIES A PREFERRED STOCK IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE SERIES A PREFERRED STOCK SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP, TRANSFER AND DISPOSITION OF THE SERIES A PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

First National Bancshares, Inc.

We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding company Act of 1956, as amended (the “Bank Holding Company Act”). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the “Federal Reserve”) under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities.    Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

•	banking or managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

As a bank holding company we have elected to be treated as a “financial holding company,” which allows us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. Now that we have elected for financial holding company status, each insured depository institution we control has to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Change in Control.    In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. In certain cases, a company may also be presumed to have control under the BHCA if it acquires 5% or more of any class of voting securities of a bank holding company. Our common stock is registered under Section 12 of the Securities Exchange Act. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

Source of Strength.    In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. If the bank were to become “under-capitalized” (see below “First National Bank of the South—Prompt Corrective Action”), we would be required to provide a guarantee of the Bank’s plan to return to capital adequacy. Additionally, under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of a bank holding company. Federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiaries if the agency determines that divestiture may aid the depository institution’s financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements.    The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and minimum ratios of certain capital to risk-weighted assets. These requirements are essentially the same as those that apply to the bank and are described below under “First National Bank of the South—Capital Regulations.” Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends depends on the bank’s ability to pay dividends to us, which is subject to regulatory restrictions as described below in “First National Bank of the South—Dividends.” We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

South Carolina State Regulation.    As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board’s approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

First National Bank of the South

The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the bank are insured by the FDIC up to a maximum amount, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. Accordingly, the FDIC has back-up enforcement authority over the bank for the deposits it insures. Together, the OCC and the FDIC regulate or monitor virtually all areas of the Bank’s operations, including

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	interest rates payable on deposits;

•	interest rates or fees chargeable on loans;

•	establishment of branches;

•	corporate reorganizations;

•	maintenance of books and records; and

•	adequacy of staff training to carry on safe lending and deposit gathering practices.

The OCC requires that the bank maintain specified capital ratios of capital to assets and imposes limitations on the bank’s aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of Total capital to risk-weighted assets, and the “leverage ratio,” which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for both the company and the bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as “well-capitalized,” the bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system is discussed in greater detail below.

Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) established a “prompt corrective action” program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The OCC and the other federal banking regulators are permitted to take increasingly severe action as a bank’s capital position or financial condition declines below the “Adequately Capitalized” level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank’s leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The OCC’s regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

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Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

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Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a Tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

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Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL 5 rating system, a leverage capital ratio of less than 3%.

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Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

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Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the OCC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution’s normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank’s normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the OCC that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become under-capitalized, it could not pay a management fee or dividend to us.

As of March 31, 2007, the bank was deemed to be “well capitalized.”

Standards for Safety and Soundness.    The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness (“Guidelines”) to implement these required standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the OCC determines that the bank fails to meet any standards prescribed by the Guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the OCC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Regulatory Examination.    The OCC also requires the bank to prepare annual reports on the bank’s financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

•	internal controls;

•	information systems and audit systems;

•	loan documentation;

•	credit underwriting;

•	interest rate risk exposure; and

•	asset quality.

Deposit Insurance and Assessments.    Deposits at the bank are insured by the Deposit Insurance Fund (the “DIF”) as administered by the FDIC, up to the applicable limits established by law—generally $100,000 per accountholder and $250,000 for certain retirement accountholders. In November 2006, the FDIC adopted final regulations that set the deposit insurance assessment rates that took effect in 2007. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information—supervisory risk ratings for all institutions, financial ratios for most institutions, including the company, and long-term debt issuer ratings for large institutions that have such ratings. The new premium rate structure imposes a minimum assessment of from five to seven cents for every $100 of domestic deposits on institutions that are assigned to the lowest risk category. This category is expected to encompass substantially all insured institutions, including the bank. A one time assessment credit is available to offset up to 100% of the 2007 assessment. Any remaining credit can be used to offset up to 90% of subsequent annual assessments through 2010. For institutions assigned to higher risk categories, the premium that took effect in 2007 ranges from ten cents to forty-three cents per $100 of deposits.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (FICO). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2006 ranged from 1.32 cents to 1.24 cents per $100 of assessable deposits. For the first quarter of 2007, the FICO assessment rate was 1.22 cents per $100 of assessable deposits.

Transactions with Affiliates and Insiders.    The company is a legal entity separate and distinct from the bank and its other subsidiaries. Various legal limitations restrict the bank from lending or otherwise supplying funds to the company or its non-bank subsidiaries. The company and the bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank’s capital and surplus and, as to all affiliates combined, to 20% of the bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The bank also is forbidden to purchase “low quality assets” from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank’s capital and surplus.

The bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates, and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Dividends.    The company’s principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the bank. Statutory and regulatory limitations apply to the bank’s payment of dividends to the company. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become undercapitalized or if it already is undercapitalized. The OCC may prevent the payment of a dividend if it determine that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings.

Branching.    National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law, with limited exceptions, currently permits branching across state lines through interstate mergers.

Anti-Tying Restrictions.    Under amendments to the BHCA and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act.    The Community Reinvestment Act requires that the OCC evaluate the record of the bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

Finance Subsidiaries.    Under the Gramm-Leach-Bliley Act (the “GLBA”), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations.    Activities of the bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

•

the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

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the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers.    The bank and its “institution-affiliated parties,” including its management, employees agents independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies’ power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering.    Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and “knowing your customer” in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing “cease and desist” orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act/Bank Secrecy Act.    Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; ad designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the FBI can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting.    Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the bank’s policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. The bank is subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Like other lending institutions, the bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the “FACT Act”) permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Check 21.    The Check Clearing for the 21st Century Act gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

•	allowing check truncation without making it mandatory;

•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

•	legalizing substitutions for and replacements of paper checks without agreement from consumers;

•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

•	requiring the re-crediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies.    Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action.    New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

UNDERWRITING

The underwriter for this offering is Keefe, Bruyette & Woods, Inc. Subject to the terms and conditions contained in the underwriting agreement between us and the underwriter, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, 720,000 shares of Series A Preferred Stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our Series A Preferred Stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our Series A Preferred Stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our Series A Preferred Stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 108,000 additional shares of Series A Preferred Stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of Series A Preferred Stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of our Series A Preferred Stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer our Series A Preferred Stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.90 per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our Series A Preferred Stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$25.00	$18,000,000	$20,700,000
Underwriting discount payable by us	$1.50	$1,080,000	$1,242,000
Proceeds to us before expenses	$23.50	$16,920,000	$19,458,000

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $500,000, and are payable by us.

Indemnification

We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transaction and penalty bids.

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Stabilizing transactions permit bids to purchase Series A Preferred Stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of our Series A Preferred Stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of Series A Preferred Stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of Series A Preferred Stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of Series A Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase Series A Preferred Stock through exercise of the over-allotment option. If the underwriter sells more Series A Preferred Stock than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying Series A Preferred Stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of our Series A Preferred Stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our Series A Preferred Stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Series A Preferred Stock or preventing or retarding a decline in the market price of our Series A Preferred Stock. As a result, the price of our Series A Preferred Stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our Series A Preferred Stock. These transactions may be effected on the OTC Bulletin Board or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members who are qualified market makers on The NASDAQ Global Market or the OTC Bulletin Board may engage in passive market making transactions in our common stock on The NASDAQ Global Market or our Series A Preferred Stock on the OTC Bulletin Board in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter

The underwriter and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

OTC Bulletin Board

The shares of Series A Preferred Stock are a new issue of securities with no established trading market. We expect our shares to be quoted on the OTC Bulletin Board. We have been advised by the underwriter that it intends to make a market in our shares of Series A Preferred Stock but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that the Series A Preferred Stock will be quoted on the OTC Bulletin Board or that any trading market for the Series A Preferred Stock will develop now or in the future.

Lock-Up Agreements

We, and each of our directors and executive officers (who will beneficially own a total of 1,478,408 shares after this offering) have agreed, for a period of 90 days after the date of the underwriting agreement not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our Series A Preferred Stock or common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our Series A Preferred Stock or common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our Series A Preferred Stock or common stock, whether such transaction would be settled by delivery of Series A Preferred Stock or common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

The underwriter presently has no intention to allow any shares of our Series A Preferred Stock or common stock to be sold or otherwise offered by us prior to the expiration of the 90-day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 or 144(k), shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriter. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144.

LEGAL MATTERS

Certain legal matters in connection with the shares of our Series A Preferred Stock offered hereby will be passed upon for First National Bancshares, Inc. by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Alston & Bird LLP, Atlanta, Georgia, counsel to the underwriter.

EXPERTS

Our consolidated balance sheets as of December 31, 2006 and December 31, 2005 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years ended December 31, 2006, 2005 and 2004 have been audited by Elliott Davis LLC, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the SEC. You may inspect or copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov and are also available on our website at http://www.firstnational-online.com.

We have filed with the SEC a registration statement on Form S-1 (together with all amendments and exhibits thereto, the “Registration Statement”) with respect to the shares of Series A Preferred Stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of Series A Preferred Stock offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the SEC’s Public Reference Room as described above. You may also access a copy of the Registration Statement by means of the SEC’s website at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED AND UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

First National Bancshares, Inc. and Subsidiary

Spartanburg, South Carolina

We have audited the accompanying consolidated balance sheets of First National Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bancshares, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina

March 16, 2007

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(dollars in thousands)

	2006	2005
Assets
Cash and due from banks	$8,200	$2,691
Interest-bearing bank balances	5	1,937
Federal funds sold	—	16,678
Securities available for sale	63,374	45,151
Loans, net of allowance for loan losses of $3,795 and $2,719, respectively	375,695	248,686
Premises and equipment, net	6,906	4,977
Other	11,202	8,559

Total assets	$465,382	$328,679

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Noninterest-bearing	$31,321	$18,379
Interest-bearing	345,380	253,316

Total deposits	376,701	271,695

FHLB advances	37,476	26,612
Junior subordinated debentures	13,403	6,186
Federal funds purchased	7,970	—
Accrued expenses and other liabilities	2,842	2,157

Total liabilities	438,392	306,650

Commitments and contingencies—Notes 16 and 17

Shareholders’ equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 10,000,000 shares authorized; 3,700,439 and 3,130,767 shares issued and outstanding, respectively	37	31
Additional paid-in capital	26,906	18,189
Unearned ESOP shares	(558)	(599)
Retained earnings	1,071	5,080
Accumulated other comprehensive loss	(466)	(672)

Total shareholders’ equity	26,990	22,029

Total liabilities and shareholders’ equity	$465,382	$328,679

The accompanying notes are an integral part of these consolidated financial statements.

2006 shares outstanding, common stock, additional paid-in capital and retained earnings reflect the 7% stock dividend to be distributed on March 30, 2007.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(dollars in thousands, except share data)

	2006	2005	2004
Interest income:
Loans	$26,237	$15,461	$8,926
Taxable securities	1,977	1,319	1,190
Nontaxable securities	352	262	230
Federal funds sold and other	320	299	78

Total interest income	28,886	17,341	10,424

Interest expense:
Deposits	12,134	6,484	3,397
FHLB advances	1,570	925	269
Junior subordinated debentures	877	380	236
Federal funds purchased	144	41	10

Total interest expense	14,725	7,830	3,912

Net interest income	14,161	9,511	6,512
Provision for loan losses	1,192	594	679

Net interest income after provision for loan losses	12,969	8,917	5,833

Noninterest income:
Service charges and fees on deposit accounts	1,080	961	866
Gain on sale of guaranteed portion of SBA loans	322	441	348
Loan service charges and fees	220	163	127
Mortgage loan fees from correspondent bank	179	135	103
Gain on sale of securities available for sale	33	—	160
Other	245	155	167

Total noninterest income	2,079	1,855	1,771

Noninterest expense:
Salaries and employee benefits	5,128	3,744	2,783
Occupancy and equipment expense	1,046	660	562
Public relations	609	378	308
Data processing and ATM expense	587	487	378
Telephone and supplies	295	211	137
Professional fees	284	251	231
Other	952	745	567

Total noninterest expense	8,901	6,476	4,966

Net income before income taxes	6,147	4,296	2,638

Provision for income taxes	2,095	1,461	823

Net income	$4,052	$2,835	$1,815

Net income per share
Basic	$1.12	$0.90	$0.59

Diluted	$0.94	$0.73	$0.49

Weighted average shares outstanding
Basic	3,615,022	3,142,035	3,067,182
Diluted	4,324,561	3,933,760	3,728,736

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(dollars in thousands)

	Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2003	2,704,275	$27	$11,801	$—	$430	$(29)	$12,229
Cash in lieu of fractional shares	(6)	—	—	—	—	—	—
Grant of employee stock options	—	—	9	—	—	—	9
Comprehensive income:
Net income	—	—	—	—	1,815	—	1,815
Change in net unrealized loss on securities available for sale, net of income tax of $127	—	—	—	—	—	(247)	(247)
Reclassification adjustment for gains included in net income, net of income tax of $54	—	—	—	—	—	106	106

Total comprehensive income	—	—	—	—	—	—	1,674

Balance, December 31, 2004	2,704,269	$27	$11,810	$—	$2,245	$(170)	$13,912

Grant of employee stock options	—	—	32	—	—	—	32
Proceeds from exercise of employee stock options	1,575	—	12	—	—	—	12
Proceeds from sale of stock, net of offering costs of $460	424,923	4	6,335	—	—	—	6,339
Shares issued to leveraged ESOP	—	—	—	(600)	—	—	(600)
Allocation of ESOP shares	—	—	—	1	—	—	1
Comprehensive income:
Net income	—	—	—	—	2,835	—	2,835
Change in net unrealized loss on securities available for sale, net of income tax of $259	—	—	—	—	—	(502)	(502)

Total comprehensive income	—	—	—	—	—	—	2,333

Balance, December 31, 2005	3,130,767	$31	$18,189	$(599)	$5,080	$(672)	$22,029

Grant of employee stock options	—	—	73	—	—	—	73
Proceeds from exercise of employee stock options/director stock warrants	139,999	1	590	—	—	—	591
Shares issued from the 6% stock dividend	187,588	2	3,784	—	(3,786)	—	—
Shares to be distributed with the 7% stock dividend	242,085	3	4,272	—	(4,275)	—	—
Cash paid in lieu of fractional shares	—	—	(4)	—	—	—	(4)
Allocation of ESOP shares	—	—	2	41	—	—	43
Comprehensive income:
Net income	—	—	—	—	4,052	—	4,052
Change in net unrealized loss on securities available for sale, net of income tax of $117	—	—	—	—	—	228	228
Reclassification adjustment for gains included in net income, net of income tax of $11	—	—	—	—	—	(22)	(22)

Total comprehensive income	—	—	—	—	—	—	4,258

Balance, December 31, 2006	3,700,439	$37	$26,906	$(558)	$1,071	$(466)	$26,990

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$4,052	$2,835	$1,815
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,192	594	679
Provision for deferred income tax benefit	(384)	(66)	(95)
Depreciation	409	269	245
Premium amortization, net	33	86	103
Gain on sale of securities available for sale	(33)	—	(160)
Gain on sale of guaranteed portion of SBA loans	(322)	(441)	(348)
Origination of residential mortgage loans held for sale	(18,215)	(12,196)	(91)
Proceeds from sale of residential mortgage loans held for sale	18,849	11,653	—
Employee stock options granted	73	32	9
Allocation of ESOP shares	43	1	—
Changes in deferred and accrued amounts:
Prepaid expenses and other assets	(1,120)	(1,321)	(323)
Accrued expenses and other liabilities	486	548	71

Net cash provided by operating activities	5,063	1,994	1,905

Cash flows from investing activities:
Proceeds from maturities/prepayment of securities available for sale	6,543	6,514	8,671
Proceeds from sale of securities available for sale	5,601	—	14,375
Proceeds from sale of guaranteed portion of SBA loans	5,650	6,188	3,354
Purchases of securities available for sale	(30,055)	(16,347)	(23,193)
Loan originations, net of principal collections	(134,039)	(68,137)	(61,109)
Investment in common securities of Trusts	(217)	—	(93)
Net purchases of premises and equipment	(2,338)	(972)	(139)
Redemption of FHLB and other stock	—	357	305
Purchase of FHLB and other stock	(953)	(744)	(1,236)

Net cash used by investing activities	(149,808)	(73,141)	(59,065)

Cash flows from financing activities:
Proceeds from issuance of junior subordinated debentures	7,217	—	3,093
Proceeds from secondary stock offering, net of offering expenses	—	6,339	—
Shares issued to leveraged ESOP	—	(600)	—
Increase in federal funds purchased	7,970	—	—
Increase in FHLB advances	28,400	14,100	36,730
Repayment of FHLB advances	(17,536)	(10,566)	(23,151)
Proceeds from exercise of employee stock options/director stock warrants	591	12	—
Cash paid in lieu of fractional shares	(4)	—	—
Net increase in deposits	105,006	79,884	37,078

Net cash provided by financing activities	131,644	89,169	53,750

Net increase (decrease) in cash and cash equivalents	(13,101)	18,022	(3,410)
Cash and cash equivalents, beginning of year	21,306	3,284	6,694

Cash and cash equivalents, end of year	$8,205	$21,306	$3,284

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

See Note 1 to the Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1—Summary of Significant Accounting Policies and Activities

Business Activity and Organization—First National Bancshares, Inc. (the “Company”) was incorporated on July 14, 1999, under the laws of the state of South Carolina for the purpose of operating as a bank holding company pursuant to the federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the capital stock of First National Bank of Spartanburg (the “Bank”). The Bank was organized as a national bank under the laws of the United States of America with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The bank began transacting business on March 27, 2000, and provides full personal and commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. During 2002, the Company adopted a resolution changing the legal name of the Bank to First National Bank of the South. The Bank continues to do business in Spartanburg County as First National Bank of Spartanburg.

The Bank opened two additional full service branches in Spartanburg in 2000 and 2001. In August 2002, the Bank began offering trust and investment management services through Colonial Trust Company, the oldest private trust company in South Carolina. In March 2004, the Bank established a loan production office in Greenville County which includes the operations of its small business lending division, First National Business Capital. This division originates small business loans under the U. S. Small Business Administration’s (“SBA’s”) various loan programs. In October 2005, the Bank successfully converted its loan production office that opened in October 2004 in Mount Pleasant, South Carolina to its fourth full-service branch, its first in the Charleston market.

In January 2006, the Bank opened a loan production office in Columbia, South Carolina and in February 2006, the Bank added the Daniel Island loan production office to its Charleston market operations. In September 2006, the Bank opened its fifth full-service branch, its first in the Greenville market. This branch is currently housed in a temporary location until the construction of the permanent branch and market headquarters on Pelham Road in Greenville is completed in early 2007. Upon completion, First National Business Capital will relocate to this facility.

The Company has received regulatory approval to open its sixth full-service branch in a leased facility located at 140 East Bay Street in downtown Charleston, South Carolina. Renovations are currently under way at this location, with the opening of this branch anticipated in the spring of 2007.

Additionally, the Bank has announced plans to expand its banking operations into York and Lancaster Counties of South Carolina beginning with a loan production office in Rock Hill, which opened in February 2007. Finally, construction of a new 14,500 square foot Operations Center located adjacent to the existing corporate headquarters in Spartanburg is scheduled for completion in spring 2007.

The Company offered its common stock for sale to the public under an initial public offering which began on November 10, 1999, in which 3.1 million shares of common stock were sold, including 1,235,400 shares sold to the Company’s directors and executive officers at $3.92 per share. The offering raised approximately $11,800,000, net of underwriting discounts and commissions and offering expenses, and was completed on February 10, 2000. These per share and share amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007. The Company used $11 million of the proceeds to capitalize the bank.

The Company offered its common stock for sale to the public under a best efforts offering which began on October 14, 2005, in which 628,529 shares of common stock were sold, including 32,804 shares sold to meet

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

oversubscriptions. The shares were sold by the Company’s officers and directors at a price of $14.10 per share. Total net proceeds to the Company from the offering were approximately $6.3 million after deducting expenses and the net proceeds paid to the selling shareholder from the sale of its 146,312 shares included in the offering which was completed in December 2005. These per share and share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007. The Company used the net proceeds from the offering for general corporate purposes and to enhance the Bank’s capital and liquidity.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices in the banking industry.

Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk—The Company, through the Bank, makes loans to individuals and small- to mid-sized businesses for various personal and commercial purposes primarily in Spartanburg, Greenville, Richland and Charleston Counties in South Carolina through its recent expansion. The Company has a diversified loan portfolio and the Company’s loan portfolio is not dependent on any specific economic segment. The Company regularly monitors its credit concentrations based on loan purpose, industry and customer base. As of December 31, 2006, there were no material concentrations of credit risk within the Company’s loan portfolio.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that the Company has a concentration of non-1-to-4-family residential loans that exceed supervisory limits for loan to value ratios. This segment of loans is generally described as the “commercial basket” and may not exceed thirty percent of total regulatory capital. The commercial basket totals $12.4 million at December 31, 2006, representing 45.8% of total equity and 3.26% of loans, net of unearned income. At December 31, 2005, this concentration totaled $13.6 million representing 61.9% of total equity and 5.4% of loans, net of allowance for loan losses. The Company experienced no loan losses related to this identified risk during the years ended December 31, 2006, 2005, and 2004.

The Company’s investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Cash and Cash Equivalents—In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows”, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions “Cash and due from banks”, “Interest-bearing bank balances” and “Federal funds sold”.

Investment Securities—Investment securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management classifies securities at the time of purchase into one of three categories as follows: (1) Securities Held to Maturity—securities which the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading Securities—securities that are bought and held principally for the purpose of selling them in the near future, which are reported at fair value with unrealized gains and losses included in earnings; and (3) Securities Available for Sale—securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity as accumulated other comprehensive income. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of income.

Loans and Interest Income—Loans of the Bank are carried at principal amounts, reduced by an allowance for loan losses. The Bank recognizes interest income daily based on the principal amount outstanding using the simple interest method. The accrual of interest is generally discontinued on loans of the Bank which become 90 days past due as to principal or interest or when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balances and accrued interest and the loan is in the process of collection. Amounts received on nonaccrual loans generally are applied against principal prior to the recognition of any interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

The Bank also originates loans to small businesses under the United States Small Business Administration (“SBA”) loan programs. These loans are solicited from the Company’s market areas and are generally underwritten in the same manner as conventional loans generated for the Bank’s portfolio. The portion of loans that are secured by the guaranty of the SBA is usually sold in the secondary market to provide additional liquidity and to provide a source of noninterest income. Deferred gains on the sale of the guaranteed portion of SBA loans are amortized over the lives of the underlying loans using the interest method. Excess servicing is recognized as an asset and is amortized in proportion to and over the period of the estimated net servicing income and is subject to periodic assessment. Excess servicing at December 31, 2006 and 2005 of $320,000 and $299,000, respectively is included in the balance sheet caption “other assets.” The guaranteed amount of loans sold to the SBA serviced by the Company was approximately $14.7 million and $8.7 million at December 31, 2006 and 2005, respectively.

Residential Mortgage Loans Held for Sale—Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. The Company obtains commitments from the secondary market investors prior to closing of the loans; therefore, no gains or losses are recognized when the loans are sold. The

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Company receives origination fees received from the secondary market investors. At December 31, 2006, there were no residential mortgage loans held for sale compared to approximately $634,000 at December 31, 2005, which is included in loans, net of allowance for loan losses on the Consolidated Balance Sheets.

Impairment of Loans—Loans are considered to be impaired when, in management’s judgment, the collection of all amounts of principal and interest is not probable in accordance with the terms of the loan agreement. The Company accounts for impaired loans in accordance with the terms of SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118 in the areas of disclosure requirements and methods of recognizing income. SFAS No. 114 requires that impaired loans be recorded at fair value, which is determined based upon the present value of expected cash flows discounted at the loan’s effective interest rate, the market price of the loan, if available, or the value of the underlying collateral. All cash receipts on impaired loans are applied to principal until such time as the principal is brought current. After principal has been satisfied, future cash receipts are applied to interest income, to the extent that any interest has been foregone. The Bank determines which loans are impaired through a loan review process.

Allowance for Loan Losses—The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan, or the fair value of the collateral securing the loan, is lower then the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimated of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. In particular, the unallocated component also reflects environmental issues unique to our institution and the markets we serve.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loan Fees—Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan’s life, or if the commitment expires unexercised, recognized in income upon expiration.

Off-Balance Sheet Commitments—In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of legally binding commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization, computed principally by the straight line method over the estimated useful lives of the assets as follows: building, 40 years; furniture and fixtures, 7 to 10 years; and computer hardware and software, 3 to 5 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the operating lease. Additions to premises and equipment and major replacements and betterments are added at cost. Maintenance, repairs and minor replacements are included in operating expense. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be “more likely than not” that all or some portion of the potential deferred tax asset will not be realized.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications have no effect on previously reported shareholders’ equity or net income. Share and per share data reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007, discussed below under “Net Income Per Share”.

Stock Compensation Plans—At December 31, 2006, the Company has several stock-based employee compensation plans, which are more fully described in Notes 14 and 15. On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under our stock compensation plans. We previously accounted for our stock compensation plans under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation, which are consistent with the provisions of SFAS No. 123(R) but allowed us to use the prospective method of adoption since we did so by December 31, 2003. Prior to our adoption of SFAS No. 148, we utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (as amended) (“APB 25”). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our stock options granted in years prior to 2003 because the

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

option exercise price in our plans equals the market price on the date of grant. Prior to January 1, 2006, we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized for all options granted prior to January 1, 2003. Since January 1, 2003, we have used the fair value method to record the compensation expense for stock options granted after January 1, 2003, over the vesting period of these grants under the prospective method.

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all stock options granted after the date of adoption and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards for the periods prior to adopting SFAS No. 123(R) on January 1, 2006 (in thousands, except per share amounts):

Pro Forma Disclosure for Net Income and Net Income per Share

	2005	2004
Net income—as reported	$2,835	$1,815
Net income—pro forma	2,773	1,565
Net income per share—basic
As reported	$0.90	$0.59
Pro forma	0.88	0.51
Net income per share—diluted
As reported	$0.73	$0.49
Pro forma	0.70	0.41

These amounts have been adjusted for the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

The weighted average fair value per share of options granted in 2006, 2005 and 2004 amounted to $6.71, $6.99, and $1.90, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 24.16%, 39.46% and 6.0%, for 2006, 2005 and 2004, respectively; risk-free interest rate of 5.25%, 4.25% and 2.25% for 2006, 2005 and 2004, respectively, and expected lives of the options of seven years in all years presented. There were no cash dividends in any years presented. A 6% stock dividend was distributed on May 16, 2006. The weighted average fair value amounts reflect this dividend, as well as the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004.

Net Income Per Share—Basic income per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$4,052	$4,052	$2,835	$2,835	$1,815	$1,815
Grant of employee stock options	—	—	32	32	9	9

Adjusted net income	$4,052	$4,052	$2,867	$2,867	1,824	1,824

Weighted average shares outstanding	3,615,022	3,615,022	3,142,035	3,142,035	3,067,182	3,067,182
Effect of Dilutive Securities:
Stock options & warrants	—	663,121	—	739,930	—	618,275

	3,615,022	4,278,143	3,142,035	3,881,965	3,067,182	3,685,457

Per share amount	$1.12	$0.94	$0.90	$0.73	$0.59	$0.49

Antidilutive instruments were excluded from the calculation of diluted earnings per share above.

On March 2, 2007, the Company’s board of directors declared a 7% stock dividend to shareholders of record on March 16, 2007. The 7% stock dividend will be paid on March 30, 2007. The 2006 shareholders’ equity, share and per share data reflect the 7% dividend. The number of outstanding shares will increase from 3,458,354 to 3,700,439.

On April 18, 2006, the Company’s board of directors approved a 6% stock dividend on the Company’s outstanding stock. The dividend was distributed on May 16, 2006. The number of outstanding shares increased from 3,130,767 to 3,318,355. All share amounts for periods prior to the dividend have been restated to reflect this dividend, as well as the two 3 for 2 splits.

On December 30, 2005, the Company’s board of directors approved a 3 for 2 split of the Company’s outstanding stock. The split was distributed on January 18, 2006. The number of outstanding shares increased from 2,087,178 to 3,130,767.

On January 20, 2004, the Company’s board of directors approved a 3 for 2 split of the Company’s outstanding stock. The split was distributed on March 1, 2004. The number of outstanding shares increased from 1,802,846 to 2,704,269.

Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recently Adopted Accounting Standards—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have any impact on its financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact that the adoption of SFAS No. 156 will have on its financial position, results of operations and cash flows but does not anticipate that adoption of this standard will have a material impact.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 but does not anticipate that adoption of this standard will have a material impact.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008, and is not expected to have a significant impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company’s fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

provisions, which area effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS No. 158 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In September 2006, the FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (EITF) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion—1967”. EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing EITF 06-4 but does not believe the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

On September 13, 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that, upon adoption, it will have no impact on the reported results of operations or financial conditions.

Note 2—Supplemental Noncash Investing and Financing Data

The following summarizes supplemental cash flow data for the years ended December 31 (dollars in thousands):

	2006	2005	2004
Interest paid	$14,126	$7,747	$3,813
Cash paid for income taxes	2,313	1,387	1,075
Change in fair value of securities available for sale, net of income tax	206	(502)	(141)

Note 3—Restrictions on Cash and Due from Banks

The Bank is required to maintain average reserve balances, net of vault cash, with the Federal Reserve Bank (“FRB”) based upon a percentage of deposits. The amount of the required reserve balance which is reported in “Cash and due from banks” on the accompanying consolidated balance sheets at December 31, 2006 and 2005, was $1,593,000 and $269,000, respectively.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 4—Investment Securities

The amortized cost, fair value and gross unrealized holding gains and losses of securities available for sale at December 31, 2006 and 2005, consisted of the following (dollars in thousands):

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government/government sponsored agencies	$13,969	$—	$(236)	$13,733
Mortgage-backed	36,729	120	(572)	36,277
Municipal	13,382	35	(53)	13,364

Total	$64,080	$155	$(861)	$63,374

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government/government sponsored agencies	$9,500	$—	$(331)	$9,169
Mortgage-backed	28,070	3	(695)	27,378
Municipal	8,600	50	(46)	8,604

Total	$46,170	$53	$(1,072)	$45,151

At December 31, 2006 and 2005, securities with a carrying value of approximately $61.3 million and $34.3 million respectively, were pledged to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 (dollars in thousands).

	Securities available for sale:
	Less than 12 Months		12 Months or More		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$1,967	$(2)	$8,267	$(233)	$10,234	$(236)
Mortgage-backed	4,482	(18)	20,477	(554)	24,959	(572)
Municipal	4,681	(26)	1,576	(28)	6,257	(53)

Total	$11,130	$(46)	$30,320	$(815)	$41,450	$(861)

	Securities available for sale:
	Less than 12 Months		12 Months or More		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$2,937	$(63)	$6,232	$(268)	$9,169	$(331)
Mortgage-backed	11,931	(204)	13,388	(491)	25,319	(695)
Municipal	2,307	(11)	1,336	(35)	3,643	(46)

Total	$17,175	$(278)	$20,956	$(794)	$38,131	$(1,072)

At December 31, 2006, forty-three individual securities had been in a continuous loss position for twelve months or more. At December 31, 2005, thirty individual securities had been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and the credit ratings of the securities, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and, therefore, these losses are not considered other-than-temporary.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2006 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without prepayment penalties. Fair value of securities was determined using quoted market prices (dollars in thousands).

	2006
	Amortized Cost	Fair Value
Due after one year, through five years	$9,000	$8,787
Due after five years, through ten years	8,562	8,510
Due after fifteen years	9,789	9,800

Subtotal	$27,351	$27,097
Mortgage-backed securities	36,729	36,277

Total	$64,080	$63,374

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 5—Investments Required by Law

The Bank, as a member of the FRB and the Federal Home Loan Bank (“FHLB”) is required to own capital stock in these organizations. The Bank’s equity investments required by law are included in the accompanying consolidated balance sheets in “Other assets”. The amount of FRB stock owned is based on the Bank’s capital levels and totaled $602,000 and $448,000 at December 31, 2006 and 2005, respectively. The amount of FHLB stock owned is determined based on the Bank’s balances of commercial loans, residential mortgages and advances from the FHLB and totaled $2,356,000 and $1,674,000 at December 31, 2006 and 2005, respectively. No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Note 6—Loans

A summary of loans by classification at December 31 is as follows (dollars in thousands):

	December 31, 2006		December 31, 2005
	Amount	% of Total	Amount	% of Total
Commercial and industrial	$25,604	6.75%	$20,902	8.31%
Commercial secured by real estate	261,961	69.03%	152,726	60.75%
Real estate—residential mortgages	86,022	22.67%	71,900	28.60%
Installment and other consumer loans	6,458	1.70%	6,273	2.50%
Unearned income	(555)	(0.15)%	(396)	(0.16)%

Total loans, net of unearned income	$379,490	100.00%	$251,405	100.00%
Less—allowance for loan losses	(3,795)	1.00%	(2,719)	1.08%

Total loans, net	$375,695		$248,686

Approximately $300,101,000 of the loans were variable interest rate loans at December 31, 2006. The remaining portfolio was comprised of fixed interest rate loans.

At December 31, 2006 and 2005, $477,000 and $349,000 in loans were on nonaccrual status, respectively. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during the year was approximately $24,000, $21,600, and $1,800 in 2006, 2005, and 2004, respectively. There were no loans contractually past due in excess of 90 days and still accruing interest at December 31, 2006 or 2005. There were no foreclosed loans or other real estate owned at December 31, 2006 or 2005. There were impaired loans of $776,000 and $1.7 million with related valuation allowances of $167,000 and $252,000 at December 31, 2006 and 2005, respectively.

Qualifying loans held by the Bank and collateralized by 1-4 family residences of $27,360,000 were pledged as collateral for FHLB advances outstanding of $26,612,000 at December 31, 2005. At December 31, 2006, qualifying loans held by the Bank and collateralized by 1-4 family residences, HELOC’s and commercial properties totaling $57,678,000 were pledged as collateral for FHLB advances outstanding of $37,476,000.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Changes in the allowance for loan losses for the years ended December 31 were as follows (dollars in thousands):

	2006	2005	2004
Balance, beginning of year	$2,719	$2,258	$1,631
Provision charged to operations	1,192	594	679
Loans charged off	(139)	(144)	(54)
Recoveries on loans previously charged off	23	11	2

Balance, end of year	$3,795	$2,719	$2,258

Directors, executive officers and associates of such persons are customers of and have transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

The aggregate dollar amount of these outstanding loans was approximately $12.93 million and $14.25 million at December 31, 2006 and 2005, respectively. During 2006, new loans and advances on these lines of credit totaled approximately $5.63 million and payments on these loans and lines totaled approximately $6.95 million. At December 31, 2006, there were unfunded commitments and commitments to extend additional credit to related parties in the amount of approximately $348,000.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank’s capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2006 or 2005.

Note 7—Premises and Equipment

A summary of premises and equipment at December 31 is as follows (dollars in thousands):

	2006	2005
Land	$1,793	$1,374
Building and improvements	3,088	3,057
Furniture, fixtures and equipment	2,077	1,657
Construction in progress	1,446	36
Subtotal	$8,404	$6,124
Accumulated depreciation	1,498	1,147
Total	$6,906	$4,977

Depreciation expense charged to operations totaled $409,000, $269,000, and $245,000 in 2006, 2005, and 2004, respectively. At December 31, 2006, construction was ongoing at various locations, with costs incurred to date totaling $1.4 million and another $2.5 million currently estimated to be spent completing these projects.

The Bank entered into a long-term land operating lease during 2000, which had an initial term of 20 years and various renewal options under substantially the same terms. Rent expense charged to operations totaled $53,000, $51,000 and $48,000 for each of the years ended December 31, 2006, 2005, and 2004, respectively. In

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

addition, the Bank currently has short-term operating leases for certain branch facilities and loan production offices. The annual minimum rental commitments under the terms of the Company’s noncancellable leases at December 31, 2006 are as follows (dollars in thousands):

2007	$230
2008	189
2009	175
2010	180
2011	186
Thereafter	1,042

Total	$2,002

Note 8—Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $130.0 million and $76.9 million at December 31, 2006 and 2005, respectively.

The scheduled maturities of time deposits at December 31 are as follows (dollars in thousands):

	2006	2005
One year or less	$165,181	$107,496
From one year to three years	62,043	35,885
After three years	843	31,408

Total	$228,067	$174,789

Note 9—Lines of Credit

At December 31, 2006 and 2005, the Bank had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $30.0 million and $23.5 million, respectively. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Note 10—FHLB Advances

The Bank has the ability to borrow up to 20% of its total assets from the FHLB as of December 31, 2006, limited to qualifying collateral. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB.

Qualifying loans held by the Bank and collateralized by 1-4 family residences of $27,360,000 were pledged as collateral for FHLB advances outstanding of $26,612,000 at December 31, 2005. At December 31, 2006, qualifying loans held by the Bank and collateralized by 1-4 family residences, home equity lines of credit (“HELOC’s”) and commercial properties totaling $57,678,000 were pledged as collateral for FHLB advances outstanding of $37,476,000, and letters of credit totaling $15 million pledged to a public depositor.

At December 31, 2006, fixed rate FHLB advances outstanding ranged from $1 million to $2.1 million with initial maturities of five to seven years and rates of 3.91% to 4.70%. At December 31, 2006, advances totaling

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

$12.5 million were subject to call features at the option of the FHLB with call dates ranging from April 2007 to March 2008 and current rates of 2.92% to 4.95%. Advances totaling $20 million at December 31, 2006, were at variable rates based on three-month LIBOR and prime and were priced from 5.38% to 5.40% as of year end, depending on the reset date.

The following table lists a summary of the terms and maturities for the advances as of December 31, 2006 (dollars in thousands).

2006 Amount
Due in 2007	$5,000
Due in 2008	10,000
Due in 2009	1,000
Due in 2010	—
Due in 2011	7,071
Thereafter	14,405

$37,476

Note 11—Income Taxes

The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory tax rate for the periods ended December 31 (dollars in thousands):

	2006	2005	2004
Income tax expense at federal statutory rate of 34%	$2,090	$1,461	$897
Change in valuation allowance	—	—	—
State income tax, net of federal effect	146	89	62
Tax-exempt securities income	(108)	(89)	(70)
Bank-owned life insurance earnings	(42)	(35)	(43)
Other, net	9	35	(23)

Income tax expense	$2,095	$1,461	$823

The provision for income taxes for the years ended December 31 is as follows (dollars in thousands):

	2006	2005	2004
Current:
Federal	$2,258	$1,393	$827
State	221	134	92

Total	$2,479	$1,527	$919

Deferred:
Federal	$(384)	$(68)	$(98)
State	—	2	3

Total	(384)	(66)	(95)

Provision for income taxes	$2,095	$1,461	$824

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

The components of the deferred tax assets and liabilities at December 31 are as follows (dollars in thousands):

	2006	2005
Deferred tax liability:
Net deferred loan costs	$93	$45
Prepaid expenses deducted currently for tax	62	85
Tax depreciation in excess of book	166	166
Loan servicing rights	109	101

Total deferred tax liability	430	397

Deferred tax asset:
Allowance for loan losses	1,221	804
Unrealized loss on securities available for sale	240	346
Other	1	1

Deferred tax asset before valuation allowance	1,462	1,151

Valuation allowance	—	—

Net deferred tax asset	$1,032	$754

The net deferred tax asset is included in “Other assets” in the accompanying consolidated balance sheets.

The Company has not recorded a valuation allowance for the net deferred tax asset as management believes the realization of this asset is determined to be more likely than not based on the Company’s ability to generate future taxable income during the periods in which temporary differences become deductible.

A portion of the change in the net deferred tax asset relates to the change of $106,000 in the tax effect of the unrealized loss on securities available for sale. The remainder of the change in the net deferred tax asset is due to the current period deferred tax benefit of $384,000.

Note 12—Regulatory Capital Requirements and Dividend Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank are required to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and Tier 1 leverage capital (as defined in the regulations) as set forth in the following table. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2006, the Bank is categorized as “well capitalized” under the regulatory framework for prompt corrective action. There are no current conditions or events that management believes would change the Company’s or the Bank’s category.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

The following table presents the Company’s and the Bank’s actual capital amounts and ratios at December 31, 2006 and 2005, as well as the minimum calculated amounts for each regulatory-defined category (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
The Company
Total capital to risk-weighted assets	$43,244	11.13%	$31,091	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	34,728	8.94%	15,546	4.00%	N/A	N/A
Tier 1 capital to average assets	34,728	9.02%	15,397	4.00%	N/A	N/A

The Bank
Total capital to risk-weighted assets	$38,891	10.01%	$31,081	8.00%	$38,852	10.00%
Tier 1 capital to risk-weighted assets	35,096	9.03%	15,541	4.00%	23,311	6.00%
Tier 1 capital to average assets	35,096	8.05%	17,439	4.00%	21,799	5.00%

As of December 31, 2005
The Company
Total capital to risk-weighted assets	$30,886	13.16%	$18,781	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	27,981	11.92%	9,391	4.00%	N/A	N/A
Tier 1 capital to average assets	27,981	9.09%	12,313	4.00%	N/A	N/A

The Bank
Total capital to risk-weighted assets	$26,551	11.35%	$18,715	8.00%	$23,393	10.00%
Tier 1 capital to risk-weighted assets	23,832	10.19%	9,357	4.00%	14,036	6.00%
Tier 1 capital to average assets	23,832	7.75%	12,302	4.00%	15,378	5.00%

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Company are subject to legal limitations and regulatory capital requirements. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank’s net profits (as defined by the Comptroller) for that year combined with its retained net profits (as defined by the Comptroller) for the two preceding calendar years. As of December 31, 2006, no cash dividends have been declared or paid by the Bank.

Note 13—Junior Subordinated Debentures

The Company issued trust preferred securities totaling $13 million through its statutory trust subsidiaries, FNSC Capital Trust I, FNSC Statutory Trust II and FNSC Statutory Trust III, during 2003, 2004 and 2006, respectively. On December 19, 2003, FNSC Capital Trust I issued and sold floating rate trust preferred securities having an aggregate liquidation amount of $3 million to institutional buyers in a private placement of trust preferred securities. On April 30, 2004, FNSC Statutory Trust II, issued an additional $3 million through a pooled offering of trust preferred securities. On March 30, 2006, FNSC Statutory Trust III (collectively with FNSC Capital Trust I and FNSC Statutory Trust II [the “Trusts”]), issued an additional $7 million through a pooled offering of trust preferred securities. The Trusts also issued common securities having an aggregate liquidation amount of approximately 3% of the total capital of the Trusts, or $403,000, to the Company.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

The 2003, 2004 and 2006 trust preferred securities accrue and pay cumulative distributions quarterly in arrears at a rate per annum equal to 90-day LIBOR plus 292 basis points, 90-day LIBOR plus 270 basis points and 90-day LIBOR plus 145 basis points, respectively. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarters from the date of issuance. The Company has no current intention to exercise this right. At December 31, 2006, the distribution rates on the 2003, 2004 and 2006 issuances were 8.29%, 8.06% and 6.81%, respectively.

The 2003, 2004 and 2006 trust preferred securities issues are mandatorily redeemable upon maturity on December 19, 2033, April 30, 2034, and March 30, 2036, respectively. The Company has the right to redeem them in whole or in part, on or after December 19, 2008, April 30, 2009, and March 29, 2018, and at any time thereafter, respectively. If they are redeemed on or after these dates, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem any of these issuances in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the indenture). The Trusts invested the gross proceeds of $13 million from the issuance of the trust preferred securities and $403,000 from the issuance of the common securities in an equivalent amount of floating rate junior subordinated debentures of the Company or $13,403,000. The Company contributed the net proceeds from the issuance of the subordinated debentures of $13 million after purchase of the common securities for $403,000 to the Bank for general corporate purposes. Issuance costs from the 2003 and 2004 transactions totaling $104,000 and $15,000, respectively are being amortized over the anticipated life.

The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provides full and unconditional guarantees of the trust preferred securities.

The common securities owned by the Company rank equal to the trust preferred securities in priority of payment. The common securities generally have sole voting power on matters to be voted upon by the holders of the Trusts’ securities.

The junior subordinated debentures and the common securities are presented in the Company’s financial statements as liabilities and other assets, respectively. The trust preferred securities are a part of the financial statements of the Trusts and they are not reflected in the Company’s financial statements under the provisions of FIN 46r.

Note 14—Stock Compensation Plans

Effective March 6, 2000, the Company adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the “Plan”). Under the Plan, options are periodically granted to employees and directors by the Company’s Board of Directors at the recommendation of its Personnel Committee at a price not less than the fair market value of the shares at the date of grant. Options granted are exercisable for a period of ten years from the date of grant and become exercisable at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 459,351 shares of common stock. As of December 31, 2006, 111,284 option shares were available to be granted under the Plan. These amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Upon consummation of the initial public offering, the organizers were issued stock warrants to purchase 747,300 shares of common stock for $3.92 per share, of which 697,533 remain unexercised. These warrants vested ratably over a five-year period beginning February 10, 2000, and are exercisable in whole or in part during the ten-year period following that date.

The following is a summary of the activity under the plans for the years ended December 31:

	2006		2005		2004
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	1,113,501	$4.37	1,086,705	$4.02	1,093,085	$4.01
Granted	31,715	3.79	32,325	15.12	27,646	11.31
Forfeited	(4,169)	4.16	(3,743)	8.46	(34,026)	9.52
Exercised	(149,799)	3.95	(1,786)	6.93	—	—

Outstanding, December 31	991,248	4.14	1,113,501	4.37	1,086,705	4.02

Exercisable, December 31	921,592	$4.75	1,057,272	$3.97	842,567	$3.93

The following table summarizes information about stock options and warrants outstanding under the stock-based option plans at December 31, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.19	894,033	3.12	$3.92	894,033	$3.92
$ 4.53	8,931	4.83	4.23	8,931	4.23
$ 5.66 – $ 5.97	3,827	6.32	5.49	3,061	5.49
$ 7.86 – $10.07	8,933	7.44	7.93	3,827	7.90
$12.14 – $16.04	48,912	7.67	12.99	9,357	12.84
$16.25 – $18.08	17,730	8.03	15.57	1,701	15.58
$18.24 – $20.00	8,882	9.54	17.87	681	17.05

$ 4.19 – $20.00	991,248	3.24	$4.75	921,592	$4.07

The above information reflects each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, as well as the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007.

Note 15—Employee Benefit Plans

The Company maintains an employee benefit plan for all eligible employees of the Company and the Bank under the provisions of Internal Revenue Code Section 401(k). The First National Retirement Savings Plan (the “Savings Plan”) allows for employee contributions and, upon annual approval of the Board of Directors, the Company matches 50% of employee contributions up to a maximum of six percent of annual compensation. A

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

total of $68,000, $45,000 and $37,000 was charged to operations in 2006, 2005, and 2004, respectively, for the Company’s matching contribution. Employees are immediately vested in their contributions to the Savings Plan and become fully vested in the employer matching contribution after five years of service.

On May 31, 2004, the Company adopted a leveraged Employee Stock Ownership Plan (“ESOP”) for the exclusive benefit of employee participants. Employees become vested in their account balances after seven years of service. In the following discussion, share and per share values have been adjusted for the 7% stock dividend to be distributed on Marc 30, 2007.

On November 30, 2005, the Company loaned the ESOP $600,000 which was used to purchase 42,532 shares of the Company’s common stock. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to eligible employees, based on the proportion of debt service paid in the year. At December 31, 2006, the ESOP owned 44,914 shares of the Company’s stock, of which 39,600 shares were pledged to secure the loan to the Company. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the SOP 93-6, the Company presented the shares that were pledged as collateral as a deduction of $558,000 and $599,000 from shareholders’ equity at December 31, 2006 and 2005, respectively, as unearned ESOP shares in the accompanying consolidated balance sheets. The Board of Directors approved a $24,000 discretionary contribution paid to the ESOP for the year ended December 31, 2005, which the Company recorded as compensation expense. The Company also recorded $42,400 and $1,700 of expense during the years ended December 31, 2006 and 2005, respectively, to reflect the fair market value of the shares allocated to eligible employees. The fair market value of the unallocated shares was $592,160 as of December 31, 2006.

The Company made contributions during December 31, 2006 and 2005, of $68,740 and $2,400, respectively, equal to the ESOP annual debt service. The note payable to the ESOP requires annual principal payments plus interest at a fixed interest rate of 4.79%. Future principal payments will be $40,000 until a final payment will be made on December 31, 2020.

During 2004, the Company also adopted a formal incentive compensation plan, the First National Incentive Plan (the “FNIP”) for members of its management team. Approximately $711,000 $492,000 and $380,000 was expensed in 2006, 2005 and 2004, respectively, and paid in the subsequent year based on achievement of individual and corporate performance goals.

Note 16—Commitments and Contingencies

On September 10, 2004, the Company entered into a new employment agreement with its President and Chief Executive Officer that includes an annually renewable three-year compensation term, annual bonus, incentive program, stock option plan and a one-year non-compete agreement upon termination. On January 31, 2005, the Company entered into employment agreements with each of its three Executive Vice Presidents that include an annually renewing two-year compensation term and one-year non-compete agreements upon termination.

In the normal course of business, the Company and the Bank are periodically subject to various pending or threatened lawsuits in which claims for monetary damages may be asserted. At December 31, 2006, the Company and the Bank were not involved with any litigation matters.

See Note 7 for specifics on the Company’s lease commitments.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 17—Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2006, the Company’s commitments to extend additional credit totaled approximately $85.3 million, the majority of which are at variable rates of interest and expire within one year. Included in the Company’s total commitments are standby letters of credit. Letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party and totaled $461,000 at December 31, 2006. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers. Also included in the Company’s total commitments are $15 million in letters of credit pledged to a public depositor.

Note 18—Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items which are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.

Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing bank balances, federal funds sold, other stock investments, accrued interest receivable, short-term FHLB advances, federal funds purchased and accrued interest payable. Fair value of investment securities is estimated based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value, reduced by an estimate of credit losses inherent in the portfolio. Fair value of fixed rate real estate, consumer, commercial and other loans maturing after one year is based on the discounted present value of the estimated future cash flows, reduced by an estimate of credit losses inherent in the portfolio. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Fair value for demand deposit accounts and variable rate interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts maturing during 2007 are valued at their carrying value. Certificate of deposit accounts maturing after 2007 are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments. Fair value for long-term FHLB advances is based on discounted cash flows using the current market rate. Fair value for the floating rate junior subordinated debentures is based on the carrying value.

The estimated fair market value of commitments to extend credit and standby letters of credit are equal to their carrying value as the majority of these off-balance sheet instruments have relatively short terms to maturity and are generally written with variable rates of interest.

The Company has used management’s best estimate of fair values based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income tax or other expense which would be incurred in an actual sale or settlement is not taken into consideration in the fair value presented.

The estimated fair values of the Company’s financial instruments at December 31 are as follows (dollars in thousands):

	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and due from banks	$8,200	$8,200	$2,691	$2,691
Interest-bearing bank balances	5	5	1,937	1,937
Federal funds sold	—	—	16,678	16,678
Securities available for sale	63,374	63,374	45,151	45,151
Investment in FHLB/FRB stock	3,075	3,075	2,122	2,122
Loans, net	375,695	375,426	248,686	248,617
Accrued interest receivable and other	11,202	11,202	8,559	8,559

Financial liabilities:
Deposits	$376,701	$390,366	$271,695	$271,870
FHLB advances	37,476	37,476	26,612	26,710
Junior subordinated debentures	13,403	13,403	6,186	6,186
Federal funds purchased	7,970	7,970	—	—
Accrued interest payable and other	2,842	2,842	2,157	2,157

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 19—Parent Company Financial Information

The following is condensed financial information of First National Bancshares, Inc. (parent company only) at December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006.

Condensed Balance Sheets

(dollars in thousands)

	2006	2005
Assets:
Cash	$3,865	$3,843
Investment in bank subsidiary	35,836	23,880
Investment in Trust subsidiaries	403	186
Other assets	329	306

Total	$40,433	$28,215

Liabilities and shareholders’ equity:
Junior subordinated debentures	$13,403	$6,186
Other liabilities	40	—
Shareholders’ equity	26,990	22,029

Total	$40,433	$28,215

Condensed Statements of Income

(dollars in thousands)

	2006	2005	2004
Interest income	$84	$16	$11
Interest expense on junior subordinated debentures	877	391	236

Net interest income/(expense)	(793)	(375)	(225)
Professional fees	11	25	9
Shareholder relations	85	21	31
Data processing	13	—	—
Other	—	—	1

Noninterest expense	109	46	41
Equity in undistributed net income of bank subsidiary	4,750	3,113	1,990

Net income before income taxes	3,848	2,692	1,724
Income tax benefit	(204)	(143)	(91)

Net income	$4,052	$2,835	$1,815

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Condensed Statements of Cash Flows

(dollars in thousands)

	2006	2005	2004
Operating activities:
Net income	$4,052	$2,835	$1,815
Adjustments to reconcile net income to net cash used for operating activities:
Equity in undistributed net income of bank subsidiary	(4,750)	(3,113)	(1,990)
Compensation expense for ESOP shares allocated	43	1	—
Compensation expense for employee stock options	73	32	9
(Increase) decrease in other assets	(5)	15	(7)
Increase (decrease) in other liabilities	40	—	(6)
Increase in intercompany receivable	(18)	(138)	(91)

Net cash used for operating activities	(565)	(368)	(270)

Investing activities:
Investment in common securities of Trusts	(217)	—	(93)
Capital contribution to bank subsidiary	(7,000)	(2,000)	(2,997)

Net cash used for investing activities	(7,217)	(2,000)	(3,090)

Financing activities:
Proceeds from exercise of employee stock options	591	12	—
Proceeds from secondary stock offering, net of offering expenses	—	6,339	—
Shares issued to leveraged ESOP	—	(600)	—
Cash paid in lieu of fractional shares	(4)	—	—
Proceeds from junior subordinated debentures	7,217	—	3,093

Net cash provided by financing activities	7,804	5,751	3,093

Net increase (decrease) in cash and cash equivalents	22	3,383	(267)
Cash, beginning of year	3,843	460	727
Cash, end of year	$3,865	$3,843	$460

For a complete discussion of the junior subordinated debentures, common securities and the related trust preferred securities, see Note 13—Junior Subordinated Debentures.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 20—Selected Quarterly Financial Data (unaudited)

Following is a summary of operations by quarter (dollars in thousands, except share and per share data):

2006

	Quarters ended
	March 31	June 30	September 30	December 30
Interest income	$5,860	$6,882	$7,622	$8,522
Interest expense	2,855	3,397	3,967	4,506

Net interest income	3,005	3,485	3,655	4,016
Provision for loan losses	343	354	243	252
Noninterest income	517	410	471	681
Noninterest expenses	2,127	2,121	2,204	2,449

Income before provision for income taxes	1,052	1,420	1,679	1,996
Income tax expense	355	516	596	628

Net income	$697	$904	$1,083	$1,368

Earnings per share:
Basic	$0.19	$0.25	$0.30	$0.37
Diluted	$0.16	$0.20	$0.25	$0.31
Weighted average common shares:
Basic	3,652,729	3,585,079	3,610,632	3,700,439
Diluted	4,390,683	4,410,401	4,293,718	4,380,310

2005
	Quarters ended
	March 31	June 30	September 30	December 30
Interest income	$3,435	$4,070	$4,687	$5,149
Interest expense	1,392	1,782	2,206	2,450

Net interest income	2,043	2,288	2,481	2,699
Provision for loan losses	271	161	74	88
Noninterest income	357	455	487	556
Noninterest expenses	1,410	1,495	1,659	1,912

Income before provision for income taxes	719	1,087	1,235	1,255
Income tax expense	237	377	423	424

Net income	$482	$710	$812	$831

Earnings per share:
Basic	$0.16	$0.23	$0.26	$0.25
Diluted	$0.12	$0.18	$0.21	$0.20
Weighted average common shares:
Basic	3,067,182	3,068,301	3,068,968	3,361,258
Diluted	3,863,356	3,865,302	3,870,450	4,136,356

All share and per share amounts reflect the January 18, 2006, 3 for 2 stock split and the 6% stock dividend distributed on May 16, 2006 and the 7% stock dividend to be distributed on March 30, 2007.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 AND 2005

Note 21—Stock Repurchase Program

On December 1, 2006, the Company’s board of directors authorized a stock repurchase program of up to 50,000 of its 3,458,354 shares outstanding effective immediately for a period of six months ending May 31, 2007.

Note 22—Subsequent Events

On January 29, 2007, the Bank created a wholesale mortgage division as an addition to its current banking operations. The division will operate from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and will employ a staff of ten individuals. The division will offer a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products.

On February 16, 2007, the Bank entered into a definitive agreement (the “Agreement”) to sell, purchase and lease its real properties located at 215 N. Pine Street and 3090 Boiling Springs Road in Spartanburg, South Carolina (the “Properties”) to First National Holdings, LLC (the “Purchaser”). The Board of Directors for the Bank approved the agreement. The real property located at 215 N. Pine Street consists of the Bank’s corporate headquarters, a full-service branch, and the corporate operations center that is currently under construction and is scheduled to be completed in the spring of 2007. The real property located at 3090 Boiling Springs Road is a full-service branch. In connection with the execution of the Agreement, the Bank also executed a Blanket Transfer, Assignment and Post-Closing Actions Agreement (the “Blanket Transfer Agreement”) which makes the Bank liable for all remaining construction costs for the corporate operations center. The sales price for the transaction is $5,450,000 due and payable at closing which occurred simultaneously with the execution of the Agreement.

In connection with the sale, the Bank agreed to lease back the Properties from the Purchaser for an initial term of twenty-five years with one five-year option to renew at the option of the Bank. The terms of the lease portion of the Agreement call for monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases (as amended).” If the Bank exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the Agreement and the date of commencement of the renewal term. The Bank estimates that the sale-leaseback transaction will result in a gain of approximately $70,000 on a pre-tax basis, based on the Bank’s current estimate of the costs involved in completing the construction of the corporate operations center. The Bank will recognize the gain on a straight-line basis over the initial lease term of twenty-five years.

On March 2, 2007, the Company’s board of directors declared a 7% stock dividend to shareholders of record on March 16, 2007. The 7% stock dividend will be paid on March 30, 2007. The 2006 shareholders’ equity, share and per share data reflect the 7% dividend. The number of outstanding shares will increase from 3,458,354 to 3,700,439.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	March 31, 2007	December 31, 2006
Assets
Cash and due from banks	$5,625	$8,200
Interest-bearing bank balances	5,098	5
Federal funds sold	3,191	—
Securities available for sale	65,529	63,374
Mortgage loans held for sale	12,726	—
Loans, net of allowance for loan losses of $4,119 and $3,795, respectively	400,041	375,695
Premises and equipment, net	4,173	6,906
Other	12,128	11,202

Total assets	$508,511	$465,382

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Noninterest-bearing	$31,971	$31,321
Interest-bearing	376,707	345,380

Total deposits	$408,678	$376,701

FHLB advances	$49,780	$37,476
Junior subordinated debentures	13,403	13,403
Short-term borrowings	5,000	7,970
Accrued expenses and other liabilities	3,855	2,842

Total liabilities	$480,716	$438,392

Commitments and contingencies

Shareholders’ Equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 10,000,000 shares authorized, 3,695,822 and 3,700,439 shares issued, respectively	37	37
Additional paid-in capital	27,066	26,906
Treasury stock, 8,881 shares, at cost	(160)	—
Unearned ESOP shares	(558)	(558)
Retained earnings	1,826	1,071
Accumulated other comprehensive loss	(416)	(466)

Total shareholders’ equity	$27,795	$26,990

Total liabilities and shareholders’ equity	$508,511	$465,382

All share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data) (unaudited)

	For the three months ended March 31,
	2007	2006
Interest income:
Loans	$8,097	$5,233
Taxable securities	604	392
Nontaxable securities	140	84
Federal funds sold and other	54	151

Total interest income	8,895	5,860

Interest expense:
Deposits	4,069	2,465
FHLB advances	457	271
Junior subordinated debentures	252	119
Federal funds purchased and other	161	—

Total interest expense	4,939	2,855

Net interest income	3,956	3,005
Provision for loan losses	339	343

Net interest income after provision for loan losses	3,617	2,662

Noninterest income:
Service charges and fees on deposit accounts	272	246
Mortgage banking income	122	—
Loan service charges and fees	86	45
Gain on sale of guaranteed portion of SBA loans	60	83
Mortgage loan fees from correspondent bank	52	43
Gain on sale of securities available for sale	—	32
Other	74	68

Total noninterest income	666	517

Noninterest expense:
Salaries and employee benefits	1,731	1,255
Occupancy and equipment expense	375	236
Data processing and ATM expense	174	137
Public relations	169	147
Professional fees	146	69
Telephone and supplies	89	76
Other	288	207

Total noninterest expense	2,972	2,127

Income before income taxes	1,311	1,052
Provision for income taxes	459	355

Net income	$852	$697

Net income per share:
Basic	$0.23	$0.20

Diluted	$0.19	$0.16

Weighted average shares outstanding:
Basic	3,696,774	3,562,729
Diluted	4,411,231	4,390,683

All share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME/(LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(dollars in thousands except share amounts, unaudited)

	Common Stock		Additional Paid-In Capital	Treasury Stock, at cost	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2005	3,130,767	$31	$18,189	$—	$(599)	$5,080	$(672)	$22,029
Grant of employee stock options	—	—	20	—	—	—	—	20
Proceeds from exercise of employee stock options	28,575	—	131	—	—	—	—	131
Shares to be distributed with the 6% stock dividend	187,588	2	3,784	—	—	(3,786)	—	—
Comprehensive income:
Net income	—	—	—	—	—	697	—	697
Change in net unrealized gain/(loss) on securities available for sale, net of income tax of $79	—	—	—	—	—	—	(153)	(153)
Less: reclassification adjustment for gains included in net income, net of income tax of $11	—	—	—	—	—	—	21	21

Total comprehensive income	—	—	—	—	—	—	—	565

Balance, March 31, 2006	3,346,930	$33	$22,124	$—	$(599)	$1,991	$(804)	$22,745

Balance, December 31, 2006	3,700,439	$37	$26,906	$—	$(558)	$1,071	$(466)	$26,990
Grant of employee stock options	—	—	21	—	—	—	—	21
Proceeds from exercise of employee stock options	4,372	—	49	—	—	—	—	49
Adjustment related to 7% stock dividend	(108)	—	97	—	—	(97)	—	—
Cash paid in lieu of fractional shares with the 7% stock dividend	—	—	(7)	—	—	—	—	(7)
Shares repurchased pursuant to share repurchase program	(8,881)	—	—	(160)	—	—	—	(160)
Comprehensive income:
Net income	—	—	—	—	—	852	—	852
Change in net unrealized gain/(loss) on securities available for sale, net of income tax of $26	—	—	—	—	—	—	50	50

Total comprehensive income	—	—	—	—	—	—	—	902

Balance, March 31, 2007	3,695,822	$37	$27,066	$(160)	$(558)	$1,826	$(416)	$27,795

Share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006.

See accompanying notes to consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) (unaudited)

	For the three months ended March 31,
	2007	2006
Cash flows from operating activities:
Net income	$852	$697
Adjustments to reconcile net income to cash provided by operating activities:
Provision for loan losses	339	343
Depreciation	118	97
(Accretion)/amortization of securities discounts and premiums, net	(16)	16
Gain on sale of securities available for sale	—	(32)
Gain on sale of guaranteed portion of SBA loans	(60)	(83)
Loss on sale of premises and equipment	9	—
Origination of residential mortgage loans held for sale	(32,894)	(5,124)
Proceeds from sale of residential mortgage loans held for sale	19,071	5,291
Compensation expense for employee stock options granted	21	20
Changes in deferred and accrued amounts:
Prepaid expenses and other assets	(214)	(435)
Accrued expenses and other liabilities	327	52

Net cash (used in) provided by operating activities	(12,447)	842

Cash flows from investing activities:
Proceeds from maturities/prepayment of securities available for sale	1,520	1,413
Proceeds from sale of securities available for sale	—	2,074
Purchases of securities available for sale	(3,583)	(4,698)
Proceeds from sale of guaranteed portion of SBA loans	1,207	1,409
Loan originations, net of principal collections	(24,691)	(37,992)
Investment in common securities of Trusts	—	(217)
Purchases of premises and equipment	(2,135)	(279)
Proceeds from sale of premises and equipment	5,369	—
Purchase of FHLB and other stock	(724)	(187)

Net cash used in investing activities	(23,037)	(38,477)

Cash flows from financing activities:
Proceeds from issuance of junior subordinated debentures	—	7,217
Increase in FHLB advances	12,500	—
Repayment of FHLB advances	(196)	(197)
Decrease in short-term borrowings	(2,970)	—
Shares repurchased pursuant to share repurchase program	(160)	—
Proceeds from exercise of employee stock options/director stock warrants	49	131
Cash paid in lieu of fractional shares for stock dividend	(7)	—
Net increase in deposits	31,977	22,657

Net cash provided by financing activities	41,193	29,808

Net increase (decrease) in cash and cash equivalents	5,709	(7,827)
Cash and cash equivalents, beginning of year	8,205	21,306

Cash and cash equivalents, end of period	$13,914	$13,479

See accompanying notes to unaudited consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

Note 1—Nature of Business and Basis of Presentation

Business Activity

First National Bancshares, Inc.

We are a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association, which we refer to herein as the “bank.” As of March 31, 2007, our bank maintained a main office in Spartanburg, South Carolina, four additional full-service branches and three loan production offices in select markets across the state. In April 2007, we opened our sixth full-service branch in downtown Charleston.

Our assets consist primarily of our investment in the bank and liquid investments. Our primary activities are conducted through the bank. As of March 31, 2007, our consolidated total assets were $508.5 million, our consolidated total loans were $416.9 million, our consolidated total deposits were $408.7 million, and our total shareholders’ equity was approximately $27.8 million.

Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investments, and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by our noninterest income derived principally from service charges and fees as well as the level of noninterest expenses such as salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in our market areas, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities, and the levels of personal income and savings in our market areas.

First National Bank of the South

First National Bank of the South is a national banking association with its principal executive offices in Spartanburg, South Carolina. We are primarily engaged in the business of accepting deposits insured by the Federal Deposit Insurance Corporation (“FDIC”) and providing commercial, consumer, and mortgage loans to the general public. We operate under a traditional community banking model, with a particular focus on commercial real estate and small business lending. We commenced banking operations in March 2000 in Spartanburg, South Carolina, where we operate three full-service branches under the name First National Bank of Spartanburg. Since 2003, we have expanded into four additional counties across South Carolina.

In October 2005, we successfully converted our Mount Pleasant loan production office, opened in October 2004, to our fourth full-service branch, our first in the Charleston area. In January 2006, we expanded into our state’s capital with the opening of our loan production office in Columbia. In February 2006, we opened our loan production office on Daniel Island to expand our presence in the Charleston area.

In October 2006, we opened our fifth full-service branch, our first in the Greenville market, in a temporary location until the construction of our permanent branch and market headquarters on Pelham Road in Greenville, which is expected to be completed in June 2007. We plan to continue our expansion into the Greenville market

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

and have received approval from the Office of the Comptroller of the Currency (“OCC”) to open a full-service branch in an existing facility, which we have purchased, located in Greer, South Carolina. We anticipate opening this facility during the summer of 2007.

We received approval from the OCC to open a full-service branch at 140 East Bay Street in downtown Charleston County in a leased facility which we opened in April 2007. Additionally, we are expanding our banking operations into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007.

In August 2002, we began to offer trust and investment management services through a strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. We also originate small business loans under the Small Business Administration’s (“SBA”) various loan programs through our small business lending division, First National Business Capital. The SBA division operates from an office in Greenville and makes loans to customers located throughout the Carolinas and Georgia. In addition, we opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. It offers a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products to its customers who are located primarily in South Carolina. We anticipate the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Basis of Presentation

The accompanying consolidated financial statements include all of our accounts and the accounts of our bank subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation. The accompanying unaudited, consolidated financial statements as of March 31, 2007, and for the three-month periods ended March 31, 2007 and 2006, are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position as of March 31, 2007, and the results of operations and cash flows for the three-month periods ended March 31, 2007 and 2006, have been included.

Operating results for the three-month period ended March 31, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007, or for any other interim period. For further information, refer to the financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 20, 2007.

The consolidated financial statements and notes thereto are presented in accordance with the instructions from Form 10-K. The information included in our 2006 Annual Report on Form 10-K should be referred to in connection with these unaudited interim financial statements. We are not an accelerated filer as defined in Rule 12b-2 of the Exchange Act. As a result, we qualify for the extended compliance period with respect to the accountant’s report on management’s assessment of internal control over financial reporting and management’s annual report on internal control over financial reporting required by Public Company Accounting Oversight Board Auditing Standards No. 2.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

Cash and Cash Equivalents

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows”, cash and cash equivalents are considered to be those amounts included in the balance sheet captions “Cash and due from banks”, “Interest-bearing bank balances”, and “Federal funds sold.” Cash paid for interest during the three months ended March 31, 2007 and 2006, totaled $4.7 million and $2.8 million, respectively. Cash paid for income taxes during the three months ended March 31, 2007 and 2006, totaled $95,000 and $286,000, respectively. Non-cash investing activities for the three months ended March 31, 2007 and 2006, included $50,000 and $132,000 of unrealized losses on available for sale securities, net of income tax, respectively.

Note 2—Net Income per Share

The following is a reconciliation of the denominator of the basic and diluted per share computations for net income for the three-month period ended March 31, 2007 and 2006 (dollars in thousands).

	Three Months Ended March 31,
	2007		2006
	BASIC	DILUTED	BASIC	DILUTED
Net income	$852	$852	$697	$697
Weighted average shares outstanding	3,696,744	3,696,744	3,562,729	3,562,729
Effect of Dilutive Securities:
Stock options & warrants	—	714,457	—	827,954

	3,696,744	4,411,231	3,562,729	4,390,683

Per share amount	$0.23	$0.19	$0.20	$0.16

Dilutive common shares arise from the potentially dilutive effect of our outstanding stock options and warrants. The assumed conversion of stock options and warrants can create a difference between basic and dilutive net income per common share. The average dilutive shares have been computed utilizing the “treasury stock” method and reflect the 3-for-2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 15, 2006, and the 7% stock dividend distributed on March 30, 2007.

Note 3—Stock Compensation Plans

On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under our stock option plans. We previously accounted for our stock compensation plans under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation, which are consistent with the provisions of SFAS No. 123 (R) but allowed us to use the prospective method of adoption since we did so by December 31, 2003. Prior to our adoption of SFAS No. 148, we utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (as amended) (“APB 25”). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our stock options granted in years prior to 2003 because the option exercise price in our plans equals the market price on the date of grant. Prior to January 1, 2006, we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized. Since January 1, 2003, we used the fair value method to record the compensation expense for stock options granted after January 1, 2003, over the vesting period of these grants under the prospective method.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007

In adopting SFAS No. 123 (R), we elected to use the modified prospective method to account for the transition. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all stock options granted after the date of adoption and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

The weighted average fair value per share of options granted in the three-month periods ended March 31, 2007, and 2006, amounted to $7.17 and $7.33, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for grants: expected volatility of 23.41% and 21.60% for the three months ended March 31, 2007 and 2006, respectively; interest rate of 5.25% and 5.50% for the three months ended March 31, 2007 and 2006, respectively, and expected lives of the options of seven years in all periods presented. There were no cash dividends in any periods presented. A 6% stock dividend was distributed on May 16, 2006, and a 7% stock dividend was distributed on March 30, 2007, and was reflected in the 2006 financial statements. The weighted average fair value amounts reflect these dividends, as well as the 3-for-2 stock splits distributed on January 18, 2006, and March 1, 2004. The outstanding shares also were reduced by 8,881 shares of treasury stock purchased through our share repurchase program during the three months ended March 31, 2007.

Note 4—Sale/Leaseback transaction

In February 2007, we entered into an agreement with First National Holdings, LLC to sell, purchase and lease our corporate headquarters, a full-service branch, and the corporate operations center located at 215 N. Pine Street and our full-service branch located at 3090 Boiling Springs Road in Spartanburg, South Carolina for a sales price of $5,450,000. First National Holdings, LLC is owned by a group of nine investors who serve as non-management directors of the company and the bank. Our board of directors approved the agreement. In connection with this transaction, we also entered into an agreement which makes us liable for all remaining construction costs for the corporate operations center, which was under construction when we entered into the agreement but was completed in April 2007. We agreed to lease back these properties for an initial term of twenty-five years with one five-year option to renew at our option. The monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of SFAS No. 13, “Accounting for Leases (as amended).” If we exercise the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the agreement and the date of commencement of the renewal term. We are considering a second sale/leaseback transaction for the summer of 2007.

720,000 Shares

7.25% Series A Noncumulative Convertible

Perpetual Preferred Stock

PROSPECTUS

Keefe, Bruyette & Woods

July 2, 2007